Form C - REGULATION CROWDFUNDING

KLONDIKE ROYALTIES II, LP

OFFERING A MINIMUM AMOUNT OF LIMITED PARTNERSHIP INTERESTS OF 10,000.08 (THE "TARGET OFFERING AMOUNT") UP TO A MAXIMUM OF $1,235,000.00 (ROUNDED TO THE NEAREST WHOLE DOLLAR AND INCLUDING A 2% TRANSACTION FEE)

THE PARTNERSHIP INTENDS TO PURCHASE 0.0741% OF OVERRIDING ROYALTY INTERESTS

IN THE

KITCHEN LIGHTS LEASE AREA KITCHEN LIGHTS UNIT COOK INLET, ALASKA

THE LIMITED PARTNERSHIP INTERESTS (THE "PARTNERSHIP INTERESTS") IN KLONDIKE ROYALTIES II, LP, A DELAWARE LIMITED PARTNERSHIP (THE "PARTNERSHIP") HAVE NOT AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.[1] THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. FURTHERMORE, THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. SUCH PARTNERSHIP INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (II) THE TERMS AND CONDITIONS OF THIS LIMITED PARTNERSHIP AGREEMENT. THE PARTNERSHIP INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS LIMITED PARTNERSHIP AGREEMENT. A CROWDFUNDING INVESTMENT INVOLVES RISK. POTENTIAL INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS SUCH AN INVESTOR CAN AFFORD TO LOSE ITS ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. PURCHASERS OF SUCH PARTNERSHIP INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE PARTNERSHIP ANTICIPATES THAT IT WILL INVEST IN COMMODITY INTERESTS (COLLECTIVELY, "COMMODITIES"). AS A RESULT, THE PARTNERSHIP MAY BE SUBJECT TO REGULATION AS A COMMODITY POOL UNDER THE U.S. COMMODITY EXCHANGE ACT OF 1936 (AS AMENDED, THE "COMMODITY EXCHANGE ACT") AND THE RULES OF THE COMMODITY FUTURES TRADING COMMISSION (THE "CFTC"). HOWEVER, BECAUSE OF THE PARTNERSHIP'S LIMITED TRADING IN COMMODITIES AND BECAUSE THE PARTNERSHIP INTERESTS ARE EXEMPT FROM REGISTRATION UNDER THE 1933 ACT, THE GENERAL PARTNER IS EXEMPT FROM HAVING TO REGISTER AS A COMMODITY POOL OPERATOR ("CPO") WITH RESPECT TO THE PARTNERSHIP PURSUANT TO CFTC RULE 4.13(A)(3). THE GENERAL PARTNER INTENDS TO FILE A NOTICE TO EFFECT SUCH EXEMPTION AND WILL COMPLY WITH THE REQUIREMENTS THEREOF. AS A RESULT, THE GENERAL PARTNER, UNLIKE A REGISTERED CPO, IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO THE LIMITED PARTNERS.

THE VALUE OF THE NORTHERN LIGHTS OVERRIDING ROYALTY INTEREST IS HIGHLY SPECULATIVE. AN INVESTMENT IN KLONDIKE ROYALTIES II, LP INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD NOT INVEST IF YOU CANNOT AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS." THE OFFER AND SALE OF THE PARTNERSHIP INTERESTS IS INTENDED TO BE EXEMPT FROM THE SECURITIES REGISTRATION PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS. THE PARTNERSHIP HAS NOT AND WILL NOT BE REGISTERED UNDER THE INVESTMENT COMPANY ACT.

Klondike Royalties II, LP

Klondike Enterprises II, LLC, General Partner

660 W. Southlake Blvd., Suite 200
Southlake, Texas 76092
Telephone: (972) 401-9323

Dated as of October 3, 2024

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[1] The Partnership Interests are being offered pursuant to Regulation Crowdfunding (defined below); provided, however, accredited investors may also invest in the Partnership.

THE SPONSOR OF THE OFFERING OF INTERESTS IN THE PARTNERSHIP IS KLONDIKE ENTERPRISES II, LLC AND IS THE GENERAL PARTNER OF THE PARTNERSHIP (THE "**GENERAL PARTNER**"). NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**") NOR ANY OTHER U.S. OR NON-U.S. SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM (THIS "**MEMORANDUM**") OR APPROVED OR DISAPPROVED OF THE INVESTMENT DESCRIBED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. UNDER THE SECURITIES LAWS, THE INTERESTS MAY NOT BE SOLD, PLEDGED OR TRANSFERRED UNLESS A REGISTRATION STATEMENT IS IN EFFECT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, THE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THE LIMITED PARTNERSHIP AGREEMENT GOVERNING THE PARTNERSHIP (THE "**PARTNERSHIP AGREEMENT**").

THE OFFERING OF INTERESTS PURSUANT TO THIS MEMORANDUM (THE "**OFFERING**") IS STRICTLY LIMITED TO PERSONS WHO WILL PURCHASE INTERESTS FOR THEIR OWN ACCOUNT FOR INVESTMENT AND NOT FOR RESALE. INTERESTS WILL BE SOLD ONLY TO PERSONS THAT QUALIFY AS "**ACCREDITED INVESTORS**" AS DEFINED IN REGULATION D UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR ARE PERMITTED TO INVEST IN THE OFFERING PURSUANT TO REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR AUTHORIZED BY THIS MEMORANDUM. ANY INFORMATION NOT CONTAINED HEREIN OR AUTHORIZED HEREBY MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR ITS GENERAL PARTNER. THE DELIVERY OF THIS MEMORANDUM WILL NOT, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE HEREOF.

THE DISTRIBUTION OF THIS MEMORANDUM AND THE OFFER AND SALE OF THE INTERESTS IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. THIS MEMORANDUM IS SUBMITTED IN CONNECTION WITH THE PRIVATE PLACEMENT OF INTERESTS IN THE PARTNERSHIP AND DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE INTERESTS ARE OFFERED SUBJECT TO THE RIGHT OF THE GENERAL PARTNER TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. INTERESTS THAT ARE ACQUIRED BY PERSONS NOT ENTITLED TO HOLD THEM MAY BE COMPULSORILY REDEEMED.

CAPITALIZED TERMS USED AND NOT OTHERWISE DEFINED IN THIS MEMORANDUM WILL HAVE THE RESPECTIVE MEANINGS GIVEN TO THEM IN THE PARTNERSHIP AGREEMENT. TO THE EXTENT THAT THERE IS ANY INCONSISTENCY BETWEEN THIS MEMORANDUM AND THE PARTNERSHIP AGREEMENT OR SUBSCRIPTION DOCUMENTS, THE PROVISIONS OF THE PARTNERSHIP AGREEMENT AND SUBSCRIPTION DOCUMENTS WILL PREVAIL.

THIS MEMORANDUM HAS BEEN PREPARED FOR THE BENEFIT OF PERSONS INTERESTED IN THE OFFERING AND MAY NOT BE USED FOR ANY OTHER PURPOSE. ANY REPRODUCTION OF THIS MEMORANDUM, IN WHOLE OR IN PART, OR THE DISCLOSURE OF ITS CONTENTS, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF THE GENERAL PARTNER, TO ANYONE OTHER THAN REPRESENTATIVES OF THE OFFEREE DIRECTLY CONCERNED WITH THE DECISION REGARDING SUCH INVESTMENT WHO HAVE AGREED TO ABIDE BY THE FOREGOING RESTRICTIONS, IS PROHIBITED.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE PARTNERSHIP OR THE GENERAL PARTNER, OR ANY OF THEIR RESPECTIVE AGENTS OR REPRESENTATIVES, AS LEGAL, BUSINESS, FINANCIAL, TAX OR OTHER ADVICE. PRIOR TO INVESTING IN THE INTERESTS, A PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT WITH, AND MUST RELY UPON, HIS, HER OR ITS OWN ATTORNEY AND FINANCIAL AND TAX ADVISORS TO FULLY UNDERSTAND THE CONSEQUENCES OF AN INVESTMENT IN THE INTERESTS AND ARRIVE AT HIS, HER OR ITS OWN EVALUATION OF THE INVESTMENT, INCLUDING THE MERITS AND RISKS INVOLVED.

INVESTMENT IN THE INTERESTS WILL INVOLVE A HIGH DEGREE OF RISK DUE, AMONG OTHER THINGS, TO THE NATURE OF THE PARTNERSHIP'S INVESTMENTS. PROSPECTIVE INVESTORS SHOULD PAY PARTICULAR ATTENTION TO THE INFORMATION IN "RISK FACTORS" AND "CONFLICTS OF INTEREST AND TRANSACTIONS WITH RELATED PARTIES" OF THIS MEMORANDUM. INVESTMENT IN THE PARTNERSHIP IS SUITABLE ONLY FOR SOPHISTICATED INVESTORS AND REQUIRES THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT THE HIGH RISKS AND LACK OF LIQUIDITY INHERENT IN AN INVESTMENT IN THE PARTNERSHIP. INVESTORS IN THE PARTNERSHIP MUST BE PREPARED TO BEAR SUCH RISKS FOR AN INDEFINITE PERIOD OF TIME. NO ASSURANCE CAN BE GIVEN THAT THE PARTNERSHIP'S INVESTMENT OBJECTIVES WILL BE ACHIEVED OR THAT INVESTORS WILL RECEIVE A RETURN OF THEIR CAPITAL.

THE GENERAL PARTNER WILL MAKE AVAILABLE TO EACH PROSPECTIVE INVESTOR OR SUCH INVESTOR'S REPRESENTATIVE DURING THIS OFFERING AND PRIOR TO THE SALE OF ANY INTERESTS, THE OPPORTUNITY TO ASK QUESTIONS AND RECEIVE ANSWERS CONCERNING THE TERMS AND CONDITIONS OF AN

INVESTMENT IN THE PARTNERSHIP OR ANY OTHER RELEVANT MATTERS, AND TO OBTAIN ANY ADDITIONAL INFORMATION (TO THE EXTENT THAT THE GENERAL PARTNER POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT UNREASONABLE EFFORT OR EXPENSE) NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION IN THIS MEMORANDUM.

THE PARTNERSHIP MAY USE INTEREST RATE SWAPS AND CAPS SOLELY TO HEDGE AGAINST ANY INTEREST RATE EXPOSURE RESULTING FROM RISING INTEREST RATES AND ONLY TO THE EXTENT THAT ITS INVESTMENTS ARE FINANCED WITH FLOATING RATE INDEBTEDNESS. THE PARTNERSHIP WILL NOT OTHERWISE ENGAGE IN COMMODITIES TRADING.

ALL INFORMATION CONTAINED HEREIN, INCLUDING ANY ESTIMATES OR PROJECTIONS, IS BASED UPON INFORMATION PROVIDED BY THE GENERAL PARTNER OR THIRD PARTIES. CERTAIN ECONOMIC AND FINANCIAL MARKET INFORMATION CONTAINED HEREIN HAS BEEN OBTAINED FROM PUBLISHED SOURCES AND/OR PREPARED BY OTHER PARTIES. WHILE SUCH SOURCES ARE BELIEVED TO BE RELIABLE, NONE OF THE PARTNERSHIP, THE GENERAL PARTNER, THEIR RESPECTIVE AFFILIATES OR ANY OTHER PERSON(S) ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION, AND NO REPRESENTATION OR WARRANTY IS MADE WITH RESPECT THERETO. UNLESS OTHERWISE SPECIFIED HEREIN OR IN A SUPPLEMENT, ALL INFORMATION CONTAINED IN THIS MEMORANDUM RELATING TO THE GENERAL PARTNER OR THEIR RESPECTIVE AFFILIATES HAS BEEN COMPILED AS OF THE DATE SET FORTH ON THE COVER PAGE OF THIS MEMORANDUM.

ANY PROJECTIONS OR OTHER FORECASTS OR TARGETED RETURNS CONTAINED HEREIN ARE BASED ON SUBJECTIVE ESTIMATES AND ASSUMPTIONS ABOUT CIRCUMSTANCES AND EVENTS THAT HAVE NOT YET TAKEN PLACE, MAY NEVER TAKE PLACE, AND ARE SUBJECT TO MATERIAL VARIATION. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT ANY PROJECTED OR FORECASTED RESULTS WILL BE ATTAINED. TARGETED OR POTENTIAL PERFORMANCE RESULTS MAY NOT BE ACHIEVED AND THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP OR INVESTORS IN THE PARTNERSHIP WILL ACHIEVE FAVORABLE RESULTS. THE GENERAL PARTNER HAS A SOUND BASIS FOR THE TARGETED RETURNS CONTAINED HEREIN BASED ON THEIR RESPECTIVE PRINCIPALS' EXPERIENCE AND ASSESSMENT OF CURRENT MARKET CONDITIONS.

FURTHERMORE, THIS MEMORANDUM CONTAINS "FORWARD-LOOKING" STATEMENTS AS DEFINED IN SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS MEMORANDUM THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WORDS SUCH AS "BELIEVES," "ANTICIPATES," "PLANS," "EXPECTS," "WILL," "TARGETS," AND SIMILAR EXPRESSIONS IDENTIFY AS FORWARD-LOOKING STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE THE RESULTS OF OUTSTANDING AND FUTURE INVESTMENTS, WITHIN AND OUTSIDE OF THE PARTNERSHIP, TO DIFFER MATERIALLY FROM THOSE INDICATED BY THESE FORWARD-LOOKING STATEMENTS, INCLUDING WITHOUT LIMITATION, FACTORS SET FORTH IN THE "CERTAIN RISK FACTORS AND CONFLICTS OF INTEREST" SECTIONS OF THIS MEMORANDUM. ALL FORWARD-LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON INFORMATION AVAILABLE ON THE DATE HEREOF AND NEITHER THE PARTNERSHIP, THE GENERAL PARTNER OR THEIR RESPECTIVE AFFILIATES ASSUMES ANY DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENT(S).

ANY PRIOR INVESTMENT RESULTS AND RETURNS OF COLLECTIVE INVESTMENT VEHICLES MANAGED BY AFFILIATES OF THE GENERAL PARTNER CONTAINED IN THIS MEMORANDUM ARE PROVIDED FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT NECESSARILY INDICATIVE OF THE PARTNERSHIP'S POTENTIAL INVESTMENT RESULTS. ALL PRIOR INVESTMENT RESULTS ARE APPROXIMATES AND HAVE BEEN INTERNALLY PREPARED IN GOOD FAITH BY AFFILIATES OF THE GENERAL PARTNER AND ARE NOT AUDITED. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

TABLE OF CONTENTS

SUMMARY OF THE OFFERING

This section summarizes the offering of limited partnership interests by Klondike Royalties II, LP (the "**Partnership**"). The summary is qualified in its entirety by the more detailed information appearing in this Memorandum, including the Partnership Agreement and the Subscription Documents attached hereto as exhibits. Capitalized terms not otherwise defined in this Memorandum shall have the meanings set out in the Partnership Agreement (the "**Partnership Agreement**") attached hereto as Exhibit A.

NOTHING IN THIS SUMMARY SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN ADVISORS REGARDING THE LEGAL AND TAX CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE LIMITED PARTNERSHIP INTERESTS OFFERED PURSUANT TO THIS MEMORANDUM.

Investment Objective

The Partnership intends to purchase 0.0741% of an overriding royalty interest (the "**Northern Lights ORRI**," or "**Asset**") in six State of Alaska competitive oil and gas leases covering lands located in the Kitchen Lights Unit of Cook Inlet, Alaska (these six leases are sometimes referred to as the Kitchen Lights Lease Area). The investment is contemplated to be a long-term investment in an oil and gas field that is in the process of being developed by an unaffiliated third party. The Northern Lights ORRI will be purchased from ProAK, LLC, the owner of the General Partner (defined below) ("**ProAK**"), although we reserve the right to purchase the Northern Lights ORRI from other affiliates and third parties.

The Northern Lights ORRI is currently not generating any revenues, and this investment is highly speculative.

The Partnership

Klondike Royalties II, LP, a Delaware limited partnership. Our address is 660 W. Southlake Blvd., Suite 200, Southlake, Texas 76092. Our telephone number is (972) 401-9323.

The General Partner; Crowdfunding Intermediary

Klondike Enterprises II, LLC, a Delaware limited liability company (the "**General Partner**"), will serve as the General Partner. ProAK, LLC is the sole member and manager of the General Partner. The General Partner has broad authority to manage the Partnership. The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Partnership Interests (defined below). Purchasers of the Partnership Interests must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**"). You may cancel an investment commitment until up to 48 hours prior to September 1, 2025 (the "**Offering Deadline**"), or such earlier time as the General Partner designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Partnership's offer to sell the Partnership Interests at any time for any reason.

Intermediary (CRD# 315324, SEC # 008-70756, and CIK 0001872856) is to receive an 8.5% cash commission for the processing of investment commitments. There is an advance of $17,500, and $2,000/month for technical account management.

Investor Suitability Requirements (*Accredited Investors and Person Qualified under Regulation Crowdfunding only*)**; Securities Offered**

We are offering Partnership Interests of the Partnership to qualified investors who will be admitted as limited partners of the Partnership (the "**Limited Partners**," together with the Limited Partners and General Partner collectively, the "**Partners**").

The offering of Interests will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") in accordance with Regulation Crowdfunding promulgated under the Securities Act. The Partnership will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), in reliance upon an exemption from the registration provisions thereof.

We are offering partnership interests (the "**Partnership Interests**") in a Delaware limited partnership. If you subscribe in this offering and your subscription is accepted by the General Partner, you will become a limited partner in the Partnership. The Partnership is a tax flow-through entity, which means that all profits and losses will be allocated to the partners in accordance with the allocation provisions of the Partnership Agreement. The Partners will most likely report these items as part of their personal tax returns and pay taxes on their respective share of the profits.

The Partnership Interests will be sold only to persons who are (i) "**accredited investors**" within the meaning of Rule 501 of Regulation D, or (ii) satisfy the requirements for investment under Regulation Crowdfunding.

"**Regulation Crowdfunding**" means Section 4(a)(6) of the Securities Act and the rules and forms adopted by the SEC, as amended. Regulation Crowdfunding generally limits investments for non-accredited investors to a Capital Contribution amount that does not exceed (i) if such Limited Partner's annual income or net worth is less than $124,000.00, then the greater of (A) $2,500.00 or (B) 5% of such Limited Partner's annual income or net worth; or, (ii) if such Limited Partner's annual income and net worth are equal to or greater than $124,000.00, then the lesser of (A) 10% of the greater of such Limited Partner's annual income or net worth or (B) $124,000.00. Such calculation of the maximum investment amount (or Capital Contribution amount) of a Limited Partner that is not an accredited investor will include all aggregate investment amounts by such Limited Partner in any issuer offering securities in reliance on Regulation Crowdfunding under the Securities Act.

Offering Amount

The Partnership is accepting a minimum amount of $10,000.08 (the "**Target Offering Amount**") as capital contributions to the Partnership (the "**Capital Contributions**") in exchange for Partnership Interests (this **"Offering**"). After the Target Offering Amount is reached, the Partnership may accept up to $1,235,000.00 total Capital Contributions in the General Partner's discretion (the "**Maximum Target Offering Amount**").

Minimum Investment; Transaction Fee

The minimum Capital Contribution of a Limited Partner will be $510.00, which includes a Transaction Fee (defined below), although the General Partner reserves the right to accept Capital Contributions of lesser amounts in its sole discretion. Each Limited Partner shall pay a fee totaling 2% of its total Capital Contribution (the "**Transaction Fee**") upon making an investment through the Intermediary. The Transaction Fee will not be made a part of such Limited Partner's Capital Contribution. The Transaction Fee is waived for any Limited Partner that makes a Capital Contribution of $2,500.00 or more. The Intermediary will receive a cash commission on this fee.

Closings

Once the Target Offering Amount is reached, the Partnership may hold one or more Closings (the "**Closings**"). All Closings must be initiated at least 21 days after the date on which the Intermediary opens access to the Offering website on which subscription applications are made available to potential investors (such date referred to as the "**Initial Offering Date**," and no new Limited Partners may initiate a subscription agreement after the conclusion of a 12-month period from when the Offering , the "**Offering Period**").

Distributions to the Partners

Each distribution of Distributable Cash (as defined below) with respect to an investment, other than Tax Distributions (discussed below), will be apportioned among the Partners in proportion to each of their respective percentage interests in such investment. Amounts apportioned to the General Partner will be distributed to the General Partner. Amounts apportioned to a Limited Partner will be distributed as follows:

(i) First, 13.5% to the General Partner and 86.5% to respective Limited Partner until such Limited Partner has received cumulative distributions from the Partnership equal to (a) the amount of their respective unreturned Capital Contribution(s) plus (b) 10% of such respective unreturned Capital Contribution(s) paid to the Partnership (collectively, the "**Preferred Return**");

(ii) Second, 16.5% catch-up distribution to the General Partner and 83.5% to the respective Limited Partner until the General Partner has received aggregate distributions pursuant to this Section (ii) equal to 15% of the cumulative amount of the distributions made under Section (i) above and this Section (ii); and

(iii) Thereafter, 85% to the respective Limited Partner and 15% to the General Partner.

Distributed amounts to the General Partner described above are referred to as the General Partner's "**Carried Interest**."

"Distributable Cash" means the cash and cash equivalents held by the Partnership (determined in accordance with its accounting policies for reporting cash flows), less any amount that the General Partner determines should be retained for the reasonable current and future needs of the Partnership business.

The Partnership will use commercially reasonable efforts to make annual tax distributions to the Partners by no later than March 31 of each year ("**Tax Distribution**"). The intent is to distribute an amount, taking into account other distributions for the applicable year, equal to the total income allocated to the Partners for such year multiplied by an assumed tax rate. The Partnership will endeavor to fund the Tax Distribution from available cash, and may also borrow funds or make capital calls if necessary and prudent to make the Tax Distribution. In the event the full Tax Distribution cannot be made, the Partners will receive their pro rata share of the amount to be distributed in the ratio of their assumed tax amounts and will be notified.

Fund Expenses

The Partnership will bear up to $200,000.00 of all direct expenses incurred in connection with forming and establishing the Partnership or General Partner and the offering and sale of Partnership Interests.

Expenses of the Partnership may include, without limitation (i) payments to third-party consultants; (ii) all out-of-pocket expenses incurred in connection with the sourcing, evaluating, making, holding, monitoring, maintaining or refinancing of any investment, including geological work, engineering consulting, landman consulting, other consulting, advisory, investment banking and other professional fees relating to particular investments or contemplated investments; (iii) expenses incurred in connection with the operation of the Partnership, including (A) legal, accounting, auditing, administrative, platform (i.e., the fees of the Intermediary) and consulting fees and expenses, (B) fees and expenses associated with the preparation and distribution of the Partnership's financial statement, tax returns, Schedule K-1's and related tax and financial statements and (C) related to compliance with U.S. federal, state, local, non-U.S. and other laws and regulations on behalf of the Partnership, and related expenses, including expenses related to legal inquiries (formal and informal), including regulatory "sweeps," (iv) litigation related and indemnification expenses, including the costs of any settlements in connection therewith and expenses relating to obtaining and maintaining insurance to benefit, directly or indirectly, the Partnership or the General Partner and their respective affiliates or their respective shareholders, partners, members, officers, directors, employees and agents; (v) interest expenses and other financing charges; (vi) fees charged by the administrator of the Partnership; and (vii) operations, accounting and portfolio-related software, and related connectivity costs of each such type of software.

Compensation to the General Partner

The General Partner will, in addition to the Carried Interest, receive 15% of the gross proceeds of this offering in payment of fees and expenses. To the extent this exceeds actual expenses incurred by the General Partner, the excess should be considered compensation to the General Partner. The General Partner will also receive an annual management fee of $35,000.00 (the "**Management Fee**"), which we anticipate will be billed on an annual basis pro-rata to the Limited Partners. Fees for services provided by third parties will be paid by the Partnership and billed pro-rata to the Limited Partners. As additional compensation for its efforts in organizing and managing the Partnership, the General Partner, or its assigns, will have the right to share in distributions in accordance with the Net Distribution Interest provision described below.

The General Partner will also receive a "**General Partner 15% Fixed Fee**" calculated on the aggregate cost amount for the acquisition by the Partnership of assets. The General Partner 15% Fixed Fee is fixed fee compensation paid on non-accountable basis to the General Partner to defray direct and indirect costs related to purchase and transfer of Partnership assets.

Use of Proceeds

We intend that approximately 78% of the proceeds received from the sale of the Partnership Interests will be used to purchase the Northern Lights ORRI in six State of Alaska competitive oil and gas leases covering lands located in the Kitchen Lights Unit of Cook Inlet, Alaska, from ProAK, although the royalties could also be purchased from affiliates or unaffiliated third parties.[2] Proceeds received from the sale of the Partnership Interests will also be used by the Partnership to pay Organization and Offering Expenses and Administrative Fees to the General Partner on a fixed, non-accountable basis as a percent of the proceeds received in this offering. To the extent that such fixed, non-accountable payments exceed actual expenses incurred by the General Partner, the excess should be considered compensation to the General Partner.

Net Distribution Interest

Upon completion of the Preferred Return, the General Partner, or its assigns, will have the right to receive at least 15% of each distribution made by the Partnership, whether as a distribution, or in redemption of Partnership Interests (as described below) or on dissolution of the Partnership.

Capital Calls

We anticipate that, subject to certain investment amount limitations, the General Partner will call upon the Limited Partners to contribute additional capital to the Partnership (a "**Capital Call**") for payment of the annual Management Fee and the Third Party Expenses (to be defined in the Partnership Agreement) incurred by the Partnership until the Partnership begins to receive regular payments from production. If a Limited Partner fails to timely pay a Capital Call, such Limited Partner will be assessed interest at an annual rate of 18% from the date due until paid, and the Partnership shall have the right to offset the entire amount of unpaid Capital Calls and any accrued interest against any distribution otherwise due to such Limited Partner. If a Limited Partner fails to timely pay three or more Capital Calls, whether or not such defaults are as to successive Capital Calls, then such Limited Partner's Partnership Interest may be forfeited to the Partnership and reallocated among the remaining Limited Partners in proportion to their Partnership Interest, or may be redeemed for the amount of any unpaid Capital Calls, and such Limited Partner will lose its entire interest in the Partnership.

[2] The General Partner 15% Fixed Fee (see Use of Proceeds section below for more detail) is an asset acquisition cost and, accordingly, is included in any aggregate asset acquisition estimated percentages contained in this Memorandum.

Term

The term of the Partnership will be from the date of the Initial Closing until one year thereafter, and shall automatically renew for subsequent one-year terms thereafter until the year 2050, unless the Partnership is terminated at the end of a prior renewal term in the General Partner's sole discretion (as extended, the "**Term**").

Distributions in Kind

During the Term, the Partnership will only make distributions to Limited Partners of cash or liquid securities. Following the expiration of the Term, the Partnership may make distributions of illiquid securities to Limited Partners, including any type of royalty interests.

Limitation of Liability, Indemnification and Exculpation

Subject to applicable law, none of the General Partner, its respective affiliates or the directors, officers, partners, members, employees or agents of each of them (each, a "**Covered Person**") will be liable to the Partnership or the Limited Partners for any act or omission of such person relating to the Partnership, except for any such act or omission constituting gross negligence, fraud or willful misconduct. The Partnership will indemnify each Covered Person against all claims, damages, liabilities, costs and expenses, including legal fees, to which such Covered Person may be or become subject by reason of such Covered Person's activities on behalf of the Partnership, or otherwise relating to the Partnership Agreement, except to the extent that such claims, damages, liabilities, costs or expenses are determined to have resulted from such Covered Person's own gross negligence, fraud or willful misconduct.

Indemnification expenses shall be advanced and paid when incurred (even if prior to a final determination of availability of indemnification), subject to exceptions described in the Partnership Agreement.

Investor Giveback

Subject to the limitations described below, each Limited Partner may be required to return distributions for the purpose of funding such Limited Partner's share of any indemnity obligations or other expenses of the Partnership. Except to the extent otherwise required by law, no Limited Partner will be required to return any distribution after the 4th anniversary of the date of such distribution (or later with respect to certain pending claims and proceedings). Generally, the total clawback payments demanded from each Partner shall not exceed the lesser of (A) the Partner's allocable share of the unsatisfied indemnity obligations, determined based on the relative distributions to the Partner, (B) 100% of the total cumulative distributions to the Partner as of the applicable demand date, and (C) 50% of the total cumulative Capital Contributions made by the Partner as of the applicable demand date.

Side Letter

The General Partner or any of its Affiliates may enter into side letters with any accredited investor Limited Partner which may vary the terms of the Partnership Agreement as to such particular Limited Partner only.

Reports

Not later than 120 days after the end of the fiscal year, the General Partner shall use commercially reasonable efforts to prepare and deliver to each Limited Partner an unaudited report (prepared in accordance with generally accepted accounting principles) setting forth as of the end of such fiscal year, (i) a statement of the Limited Partner's capital account and a reconciliation thereof with respect to the balance of such capital account as of the end of the immediately preceding fiscal year, (ii) a statement of such Limited Partner's unfunded Capital Contribution as of the end of such fiscal quarter and (iii) a report of all Partnership assets, valued at historical cost.

In the event that the General Partner, in its sole discretion, determines that the Partnership will be audited for any fiscal year, the General Partner will distribute audited financial statements as promptly as practicable following the completion of the audit.

Borrowing

The General Partner is authorized to borrow up to 25% of aggregate fair market value of the assets of the Partnership as collateral, without the consent of the Partners. Any borrowing in excess of this limit requires the consent of a Majority-In-Interest of the Limited Partners.

Additionally, affiliates of the General Partner may provide short term debt financing to the Partnership in order to facilitate timely asset acquisitions.

Regulatory Matters

The Partnership will not be registered as an investment company under the Investment Company Act of 1940 in reliance upon an exemption from registration provided by guidance under Regulation Crowdfunding.

The General Partner is not registered as an investment adviser with the Securities and Exchange Commission or the Texas State Securities Board in reliance upon an exemption from registration provided by Section 203(b)(1) and Rule 109.6, respectively. However, the General Partner may become registered under the Investment Advisers Act of 1940 (as amended, the "**Advisers Act**") or under Texas law, at a future date if it determines that registration is necessary or otherwise appropriate with applicable law.

No Transfer of Partnership Interests

There is no market for the Partnership Interests and no public or private market for the Partnership Interests is likely to develop. The Partnership Interests have not been registered under state or federal securities laws. Except for certain limited Permitted Transfers, the Partnership Interests may not be sold, assigned, pledged or otherwise transferred except under specified conditions, including the requirement that the Partnership Interests be registered under the Securities Act of 1933, as amended, and all other applicable securities laws or that an opinion of counsel satisfactory to the Partnership be rendered to the effect that such registrations are not required. The Partnership Interests are also subject to certain transfer restrictions under the terms of the Partnership Agreement. Because of the restrictions on transfer, the Partnership Interests may not be readily accepted as collateral for any debt or loan. The Partnership Interests are not likely to become eligible for resale under Rule 144 or 144A. Consequently, the Partnership Interests are suitable only for investment by persons with no need for liquidity.

ERISA Considerations

The General Partner intends to use reasonable commercial efforts to either (i) limit equity participation by "benefit plan investors," within the meaning of Section 3(42) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), to less than 25% of the total value of each class of equity interests in the Partnership; or (ii) structure investments of the Partnership and operate the Partnership in such a manner so as to qualify the Partnership as a "venture capital operating company" or "real estate operating company" so that the underlying assets of the Partnership will not constitute "plan assets" of plans subject to Title I of ERISA or Section 4975 of the Code.

Tax Aspects

The Partnership expects to be classified as a partnership for U.S. federal income tax purposes. As such, the Partnership does not expect to be subject to federal income tax, and each Partner, in computing the Partner's federal income tax liability, will be required to include the Partner's allocable share of the items of income, gain, loss, and deduction of the Partnership, regardless of whether any distributions have been made by the Partnership to the Partner. This will be the case, even though the Partnership may not have made any cash distributions to its Partners in that year. Thus, it is possible that a Partner's investment will increase the Partner's federal income tax burden, without a corresponding cash distribution, in which case the Partner would be required to satisfy tax liabilities attributable to the Partner's share of Partnership income with case from sources other than the Partnership.

The Partnership will invest and may borrow in a manner that may create "unrelated business taxable income" ("**UBTI**") within the meaning of Section 512 of the Internal Revenue Code OF 1986, as amended (the "**Code**") for tax-exempt Limited Partners and income "effectively connected" with the conduct of a trade or business within the United States ("**ECI**") within the meaning of Section 864(b) of the Code for non-U.S. Limited Partners. It is not expected that the Partnership will make any effort to minimize or reduce UBTI or ECI allocable to any Limited Partner. Each prospective investor should consult with the prospective investor's own tax advisors regarding all federal, state, and local tax considerations associated with acquiring and owning an Interest. In particular, tax-exempt and non-U.S. investors, if any, may be subject to adverse tax consequences under the U.S. tax laws as a result of acquiring and owning Interests.

The Partnership's activities may give rise to "unrelated business taxable income" within the meaning of Code Section 512 for Partners that are otherwise exempt from federal income tax, and may create income that is deemed to be effectively connected with the conduct of a U.S. trade or business for Partners that are nonresident alien individuals or foreign corporations. Accordingly, an investment in the Units may not be appropriate for prospective investors that are tax-exempt organizations or non-U.S. persons.

If the Partnership's federal income tax information return is audited by the Internal Revenue Service (the "**IRS**"), the tax treatment of all Partnership tax items will be determined at the Partnership level in proceedings controlled by the General Partner as the Partnership's designated "partnership representative." A Partner is generally not entitled to notice of, or entitled to participate in, any such proceeding, and is generally bound by any actions taken by the General Partner in the proceeding.

Amendments

The Partnership Agreement may be changed or amended by the General Partner with approval of a Majority-In-Interest of the Limited Partners; provided, however, that no amendment shall, without the consent of each Limited Partner affected thereby, (i) increase the Capital Contribution of a

Limited Partner or (ii) increase the liability or potential liability of a Limited Partner beyond the liability of such Limited Partner expressly set forth in the Partnership Agreement without the express written consent of such Limited Partner.

The General Partner may amend the Partnership Agreement without the consent of the Limited Partners as follows: (i) to cure any ambiguity or respond to changes in the law for the benefit of the Partners, (ii) to reflect changes for administrative or other matters that do not have a material or adverse effect on the Partnership or any Limited Partner, (iii) to improve, upon advice of counsel, the Partnership's position in (A) satisfying Investment Company Act exemptions (or similar state law), (B) qualifying for ERISA plan asset exemptions, (C) sustaining its tax positions or those of any of its Partners, (D) avoiding publicly traded partnership status, or (iv) to make any changes required by New Limited Partners admitted after the Initial Offering Date if the changes do not adversely affect the previously admitted Limited Partners, or (E) complying with the requirements of the Corporate Transparency Act or any exemption thereunder.

Redemption of Interests

Partnership Interests may be redeemed by the Partnership in certain circumstances (e.g., in the event of a breach of the Partnership Agreement, attempted transfer of Partnership Interest, etc.). Redemption payments will be subject to the 15% Net Distribution Interest.

Confidentiality

Limited Partners will be subject to customary confidentiality restrictions with respect to confidential information of the Partnership, General Partner and their respective affiliates.

Counsel to the Partnership

This Memorandum has been prepared by outside legal counsel in its role as legal counsel to the General Partner and in accordance with the instructions of the General Partner. Such outside legal counsel has not acted and will not act as legal counsel to any Limited Partner, investor or potential investor in the Partnership, excepting any Partnership Interests owned by the General Partner or certain of the principals to the Partnership described in this Memorandum.

OUR BUSINESS

WE EXPECT EACH RECIPIENT OF THIS MEMORANDUM TO KEEP CONFIDENTIAL THE INFORMATION IN THIS MEMORANDUM. IF YOU BELIEVE YOU NEED TO PROVIDE THIS INFORMATION TO ANYONE OTHER THAN YOUR ADVISORS WHO ARE OBLIGATED TO KEEP INFORMATION YOU PROVIDE CONFIDENTIAL, PLEASE CALL US FIRST SO THAT WE MAY OBTAIN AN APPROPRIATE CONFIDENTIALITY AGREEMENT THAT PROTECTS OUR INTERESTS AND THE INTERESTS OF OUR INVESTORS.

We are offering limited partnership interests ("**Partnership Interests**") in Klondike Royalties II, LP (the "**Partnership**"), a limited partnership created under the laws of the state of Delaware on May 10, 2023 by Klondike Enterprises II, LLC, a Delaware limited liability company and general partner of the Partnership (the "**General Partner**"), and ProAK, LLC ("**ProAK**"), the sole member and manager of the General Partner.

We intend to purchase 0.0741% of an overriding royalty interest (the "**Northern Lights ORRI**," or "**Asset**") in six State of Alaska competitive oil and gas leases covering lands located in the Kitchen Lights Unit of Cook Inlet, Alaska (these six leases are sometimes referred to as the Kitchen Lights Lease Area). The Partnership is offering up to $1,235,000.00, rounded up to the nearest whole dollar and including the Transaction Fee in Partnership Interests. The Northern Lights ORRI is currently owned by ProAK, although we reserve the right to purchase the Northern Lights ORRI from other affiliates and third parties. The transfer of the Northern Lights ORRI will be subject to the approval of the State of Alaska. The Partnership must submit an Application for Assignment of Interest in Oil and Gas Leases to the Alaska Department of Natural Resources, Division of Oil and Gas for approval of the commissioner. We anticipate that the transfer will be approved. The investment is contemplated to be a long-term investment in an oil and gas field that is in the process of being developed by an unaffiliated third party. The Northern Lights ORRI is currently not generating any revenues, and this investment is speculative.

In order to subscribe, you must be either an accredited investor or a person who satisfies the requirements of Regulation Crowdfunding. The minimum Capital Contribution is $510.00 (including the 2% Transaction Fee), but the General Partner may accept lesser amounts in its discretion. The Offering may be terminated at any time in the General Partner's discretion, but in any event will terminate upon the earlier of the sale of all offered Partnership Interests or one year from the date hereof.

AN INVESTMENT IN THE PARTNERSHIP INTERESTS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER INVESTING IN THE PARTNERSHIP INTERESTS ONLY IF YOU HAVE THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT SUCH RISK.

RISK FACTORS

An investment in the Partnership involves risks. You should carefully consider the following information about these risks, together with the other information contained in this Memorandum and the attached exhibits before deciding whether to purchase a Partnership Interest. The tax consequences of an investment in a Partnership Interest are complex and you may incur taxable income without any corresponding distribution from the Partnership. You should consult with your own legal, tax and financial advisors about an investment in the Partnership. If any of the events described below actually occurs, the value of the Partnership Interests could decline, and you could lose all or part of your investment. The risks described below are not the only risks associated with an investment in the Partnership. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also harm our business, financial condition and operating results, and you could lose all or part of your investment.

Regulation Crowdfunding Risk Factors

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES (PARTNERSHIP INTERESTS) HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES (PARTNERSHIP INTERESTS) ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Risks Related to the Northern Lights ORRI

There is currently no production of oil or gas from the acreage that is subject to the Northern Lights ORRI. The Northern Lights ORRI will likely be the sole asset of the Partnership. The success of the Partnership is contingent on the successful completion of a productive and economical oil or gas well within the Northern Lights ORRI. To the extent such a well is ever completed, it may be several years before the Partnership receives any revenue or distributions are made to the Limited Partners. If such a well is never completed, then investors will likely lose their entire investment. Therefore, an investment in the Partnership is highly speculative.

The Northern Lights ORRI may never generate revenues. The Northern Lights ORRI will generate revenues only if, as and when oil and gas wells are drilled and completed, production commences and the production is sold on the leases underlying our Northern Lights ORRI. We anticipate that it could take two years or more before the Northern Lights ORRI begins to generate any revenues from the sale of production. There is no assurance that any production will be achieved, or that sufficient production will be obtained to enable you to realize any cash return on your investment in the Partnership. You may lose part of or all of your investment.

We have estimated the value of the Northern Lights ORRI based in part on a reserve report and the reserve report classifies the reserves as "contingent resources," which is sub-commercial. "Proved," "probable" and "possible" are all classified as commercial standards whereas "contingent resources" are classified as sub-commercial. The reserves described in the report are estimates based on engineering and geological judgment. There are numerous uncertainties involved in the estimation of oil and gas reserves. In addition, unlike most other reserve reports, there are no proved reserves in the Kitchen Lights Lease Area. Therefore, in addition to the normal uncertainties involved in an oil and gas reserve estimate, the reserve estimate in this report is subject to additional contingencies regarding the timing of exploration drilling and development, and the potential for forfeiture of the underlying leases if exploration and development commitments to Alaska are not met. The reserve estimates should not be considered a representation of fair market value or any other commonly recognized measure of investment value.

We have an evaluation of the Northern Lights ORRI based in part on an engineering report. The "contingent resources" described in the report are volume estimates based on engineering and geological judgment. There are numerous uncertainties involved in the estimation of the royalty evaluation. There are no proved reserves in the Kitchen Lights Lease Area. This evaluation is based on the Cobb & Associates September 22, 2004 "Reserve Evaluation of the Northern Lights Project Located in Cook Inlet of Alaska" probabilistic evaluation of the reserves and resource volumes and values for several of the Prodigy leases (the "**2004 Report**"). Evaluation stipulations: the volumes presented in this report result from the evaluation of the contingent resources for the interest of Prodigy in certain oil properties located the Cook Inlet, Alaska, consistent with the 2018 update to the petroleum industry's "Petroleum Resources Management System." The evaluation is based on data supplied by Prodigy and on public statements by Furie. The changes from the 2004 Report include classifying all volumes as "contingent resources" because of the currently-uncertain development plans for the Kitchen Lights Unit, and the restriction of the evaluation to the "Central Area" leases from the 2004 Report, which includes the leases in the Kitchen Lights Unit in which Prodigy maintains an ORRI. Therefore, in addition to the normal uncertainties involved in an oil and gas reserve estimate, the evaluation in this report is subject to additional contingencies regarding the timing of exploration drilling and development, and the potential for forfeiture of the underlying leases if exploration and development commitments to Alaska are not met. The royalty evaluation should not be considered a representation of fair market value or any other commonly recognized measure of investment value.

The fair market value of the Northern Lights ORRI may be significantly less than our estimated value. ProAK has independently placed a value for a portion of its Northern Lights ORRI. This is not a representation of the current fair market value of these royalty interests. Knowledgeable sellers with experience in both oil and gas and in the Cook Inlet have sold or agreed to sell their overriding royalty interests for significantly less (proportionately) than our estimated value. These include previous recent sales to and from Mr. Bartholomae and ProAK.

There is no assurance that a development well will be successfully drilled and completed in the Kitchen Lights Lease Area. Deadlines under prior plans of exploration in the Kitchen Lights Unit have been missed and extended in the past. Numerous factors could prevent the completion of a well, including weather conditions, environmental issues, more promising opportunities elsewhere, lack of financing and technical problems with a well. We will not began receiving payments unless and until the Current Operator (defined below) drills a well in the Kitchen Lights Lease Area and production commences from a formation or horizon included in the Northern Lights ORRI.

We will not control exploration or development of the Kitchen Lights Unit. We will not be able to control the exploration or future development of the Kitchen Lights Unit. We will not own the working interest which is entitled to make exploration and development decisions in the Kitchen Lights Unit.

Exploration and production activities in the Kitchen Lights Unit may be impacted by the 2020 Bankruptcy Court Approved Sale to a Current Operator. On August 9, 2019 (the "**Petition Date**"), Furie Operating Alaska, LLC ("**Furie**" or "**Operator**"), along with its parent, Cornucopia Oil and & Gas Partnership, LLC ("**Cornucopia**"), and its affiliate, Corsair Oil & Gas LLC, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware (the "**Court**"), which cases were being jointly administered under Case No. 19-11781-LSS, and which is, as of November 30, 2021, being managed in post-confirmation status under the Cornucopia case, Case No. 19-11782 (the "**Bankruptcy Case**"). Furie (and in connection, Cornucopia), and its affiliates Cornucopia Oil & Gas, LLC and Corsair Oil & Gas, LLC are collectively referred to herein as the "Debtors." As part of the protracted process in these Bankruptcy Cases, the Debtors conducted a sale of the Debtors' assets and existing equity interests to a purchaser through a Chapter 11, Bankruptcy Court approved plan. The Bankruptcy Court approved asset and equity sale transaction closed on June 30, 2020 (the "**Approved Sale**"). The Approved Sale also received approval from the State of Alaska and, upon completion of the June 30th transaction closing, transferred the Debtors' assets (including the rights and obligations under the Development plan and related oil and gas leases) owned by the Debtors to the purchaser, Hex Cook Inlet LLC. As a result of the transaction closing on the Approved Sale, Hex Cook Inlet LLC is the new operator (the "**Current Operator**") for Development of the Kitchen Lights Unit. The Bankruptcy Court order approving the Approved Sale to the Current Operator and the closing of the Approved Sale resulted in no material modification of the existing Northern Lights ORRI and left the Northern Lights ORRI undisturbed.

Impact of Current Operator Approval. The Approved Sale of Furie's assets results in a significant likelihood that the Current Operator will conduct future exploration activities in the Kitchen Lights Unit. The State of Alaska will also likely scrutinize the Current Operator's exploration activities in Kitchen Lights Unit as well as the plan of development for the Kitchen Lights Unit which plan will require new or repeated amendment (or restatement). This process could impact the extent and timing of exploration activities in the Northern Block of the Kitchen Lights Unit. We anticipate that, at a minimum, the Approved Sale of assets to the Current Operator will result in delayed exploration and gas production activities in the Kitchen Lights Unit for an uncertain period of time.

Additional Factors with a Current Operator. Given that there is a Current Operator, there may be additional factors, which are difficult to anticipate at this time and that could ultimately affect a Current Operator's decision on the timing of operations in the North Block. As such, we can provide no assurance that a well will be drilled on any of the leases underlying Northern Lights ORRI in the foreseeable future. That is why we continue to believe this investment opportunity should be considered a long term investment and not be viewed as one which will generate immediate returns to the Partnership, and thus its Partners.

The primary terms of the leases underlying the Northern Lights Unit have expired and must be extended by the Current Operator. The Kitchen Lights Unit, approximately 83 thousand acres in the Cook Inlet, is divided into four exploration blocks: the Corsair, North, Southwest and Central Blocks. The six active leases underlying the Northern Lights ORRI are all located in the North Block. The six leases will continue in effect only if the Current Operator complies with the plan of development for the Kitchen Lights Unit or receives approval of an amendment to the plan of development. A plan of development for a unit sets drilling commitments and other commitments. If these commitments are not met, the result could be that one or more undrilled blocks would be contracted out of the unit. If a block is contracted out of the Kitchen Lights Unit, and the leases in the block are past their primary terms and not extended, the leases will be forfeited to the State of Alaska. All of the six leases in the Kitchen Lights Lease Area are past their primary terms and the potential delay in exploration activities due to the Furie bankruptcy filing, the Approved Sale, and operations of the Current Operator may result in the leases underlying the Northern Lights ORRI being forfeited unless the leases are otherwise extended through amendment of the current plan of development for the Kitchen Lights Unit. Any potential lease extension will most likely be in a plan of development with the Current Operator in the Kitchen Lights Unit. In the event that the leases underlying the Northern Lights ORRI are forfeited, the assets to be acquired by the Partnership will have little value, and you will likely lose your entire investment in the Partnership.

Prior to the Furie bankruptcy Petition Date, Furie had obtained approvals by the State of Alaska to amend its plan of development from time-to-time, and the plan of development has been amended in each drilling season. In addition, prior to the Petition Date, Furie had successfully amended its plan of Development for the Kitchen Lights Unit. The current amended plan of development expired in December 2021. The Current Operator will need to formally obtain an extension or amendment to the plan of development from the State of Alaska. We note that the Current Operator submitted an amended plan of development in 2022 and, as of the date of this PPM, the Alaska Division of Oil and Gas (the "**Alaska DOG**") has not yet formally issued approval of the amended plan.

We will have no control over the Current Operator. We will not control the Current Operator nor will we have a vote in whether, when or where the Current Operator drills wells. Revenues from the Northern Lights ORRI will be wholly dependent upon decisions of the Current Operator as to when and where to develop the Kitchen Lights Unit. While the Current Operator is currently drilling in the Kitchen Lights Unit, it is not currently drilling in the Kitchen Lights Lease Area. The Current Operator may decide to drill other locations in the Kitchen Lights Unit first, or may cease development of the Kitchen Lights Unit. The Current Operator will be under no obligation to us to continue drilling or operating wells in the Kitchen Lights Unit.

We will not control the pace of development. We will not control or have much ability to influence the pace of development of the Kitchen Lights Lease Area. The decision on when and how to develop the Kitchen Lights Lease Area, including exploration of horizons deeper or shallower than those included in the Northern Lights ORRI, will be made by the Current Operator and the working interest owners. The Current Operator may delay drilling a well for a number of reasons, including an inability or unwillingness of the working interest owners to pay drilling or completion costs, low prices for oil or gas, the presence of impermeable formations, disappointing results from other wells in the area, and more promising opportunities elsewhere. We will not began receiving payments unless and until the Current Operator drills a well in the Kitchen Lights Lease Area and production commences from a formation or horizon included in the Northern Lights ORRI.

We will not control the decision as to whether or when to rework a well. The decision to rework a well to continue or enhance production will be made by the Current Operator. The Current Operator may delay reworking a well for a number of reasons, including an inability or unwillingness to pay the costs of reworking the well, low prices for oil or gas, the presence of technical difficulties unique to that well, lack of sufficient porosity or permeability or other factors which make reworking the well not economically practical, disappointing results from other wells in the area, and more promising opportunities elsewhere. We are not likely to be able to prevent the Current Operator from shutting-in a well, if a well is drilled and not productive. If a well is not producing as expected and is not reworked, you could lose all or part of your investment or receive less than the anticipated return from the Partnership.

All of the Kitchen Lights Lease Area is located in the Cook Inlet in the State of Alaska. We will not own geographically diverse assets. We will not have the diversification of risk that one would normally find associated with programs involving a number of properties located in multiple jurisdictions or operated by different operators. Additionally, the value of the Northern Lights ORRI could be affected by events such as natural disasters in Alaska, a shortage in equipment and supplies to develop the Kitchen Lights Lease Area, weather conditions that delay development, environmental issues that prevent development, and any other event which affects the ability of the operator to explore for oil and gas or to produce oil and gas in the Cook Inlet.

It is difficult to drill in the Cook Inlet. The Cook Inlet is a difficult, technologically challenging, and expensive area to drill. Severe winter conditions bring drilling efforts to a seasonal stop, and drilling rigs must be moved and winterized.

The Cook Inlet is an endangered species habitat. It is home to beluga whales, stellar sea lions and numerous species of fish. There is no assurance that environmental concerns will not result in a suspension or ban on further drilling or in a suspension or ban on platforms or pipelines necessary to bring any oil and gas production to market. However, on May 31, 2017, the United States Department of Commerce, through its National Oceanic and Atmospheric Administration based in Juneau, Alaska, issued a report which concluded that the proposed plan of development submitted by the operator would not likely contribute to any environmental concerns relating to the endangered species which occupy Cook Inlet. A copy of this report will be provided to any prospective purchaser upon request or it may be accessed through the ProAK's website at http://ProAK.net/home/.

The Kitchen Lights Lease Area could be affected by environmental developments. The Kitchen Lights Lease Area is environmentally sensitive. Federal, state or local government officials or regulators have in the past or may seek in the future to curtail exploration or development-related activities. There can be no assurance that environmental issues will not arise from time to time which may delay or prevent exploration or development.

Environmental impacts and other regulatory reviews associated with production may delay or prohibit development and production. Once the exploratory wells delineate a commercially producible reservoir, an operator must submit a proposed plan of operations to Alaska and other local, state and federal agencies before undertaking development. Projected surface use requirements may be subject to environmental and other reviews. Approvals of all agencies having jurisdiction must be obtained before development can proceed. Therefore, even when the exploratory wells show the presence of commercial quantities of oil or gas, development may be delayed or prohibited.

Production expenses could result in reduced operations in the Kitchen Lights Unit. Investors will generally receive their portion of the oil and gas produced from an overriding royalty interest (less taxes, preparation expenses and certain marketing costs) regardless of the production and extraction expenses incurred. Production and extraction expenses typically include labor, fuel, repairs, hauling, pumping, insurance, storage, supervision, preparation and administration. Although production and extraction expenses may influence the decision of the Current Operator as to the volume of oil or gas to extract or produce from a property or whether to shut-in or abandon a specific well, production and extraction expenses will not reduce production payments from the Northern Lights ORRI if or when production commences. Increasing production and extraction expenses could, however, result in reduced operations in the Kitchen Lights Unit including an indefinite delay in drilling wells on the Kitchen Lights Lease Area, or the cessation of production for wells located in the Kitchen Lights Lease Area. Such reduction or cessation could delay, reduce or stop production payments to the Partnership.

The return on investment depends on production. The value of the Northern Lights ORRI will be dependent upon the future oil or gas development activities and production that occur in the Kitchen Lights Lease Area. There are many uncertainties inherent in projecting future rates of production or future contemplated development. If the Kitchen Lights Lease Area is not successfully developed, the value of the Northern Lights ORRI will decline and you may lose all of your investment in the Partnership.

The marketing of oil and gas produced on the Kitchen Lights Unit will be affected by a number of factors that are beyond our control and the control of the operator of the Kitchen Lights Unit. The marketing of any oil and gas produced in the Kitchen Lights Unit will be affected by a number of factors whose exact effect cannot be accurately predicted. These factors include local and regional supply, demand and pricing, alternatives to oil and gas, and local and regional weather conditions.

The Current Operator may not receive approval for a production platform for the Kitchen Lights Lease Area. A production platform is necessary to gather and transmit any production from the Kitchen Lights Unit. While Furie constructed one production platform in the Corsair Block, there is no assurance that the Current Operator will receive approval to construct a platform in the North Block where the Kitchen Lights Lease Area is located.

The Northern Lights ORRI is being sold in its present condition, "as is," "where is" and "with all faults." The Partnership will acquire the Northern Lights ORRI in its present condition, without any warranty, express or implied, at common law or by statute, relating to (a) the accuracy of any data or records concerning the quality or quantity of oil, gas or other hydrocarbon reserves, if any, attributable to the Northern Lights ORRI, including those received from third parties, (b) the environmental condition of the Kitchen Lights Lease Area, (c) any statutory, express or implied warranty of merchantability, (d) any statutory, express or implied warranty of fitness for a particular purpose, (e) any statutory, express or implied warranty of title other than as to adverse claims arising by or through sellers, and (f) any and all other statutory, express or implied warranties.

The leases could be forfeited for reasons unrelated to the Kitchen Lights Unit agreements with Alaska. Leases in the area have been forfeited for failure to comply with regulations of agencies other than the State of Alaska. There can be no assurance that the leases underlying the Northern Lights ORRI will not be forfeited or held to be invalid for reasons we do not currently anticipate.

Transfer of the Northern Lights ORRI is subject to approval of Alaska. The Partnership must submit an Application for Assignment of Interest in Oil and Gas Leases to the Alaska Department for approval of the commissioner. Any purchaser must be "qualified," which generally means that the purchaser must be either an individual who has reached the age of majority (18 in Alaska), be a legal representative of a qualified individual, or be an entity qualified to do business in Alaska. There is no assurance that Alaska will approve a transfer to the Partnership. However, we anticipate that the transfer will be approved.

Promises, projections or opinions may not be reliable. No person has been authorized to make any oral promises, projections or opinions concerning future events, the Northern Lights ORRI, or the Kitchen Lights Unit and plan of exploration, except as expressly set forth in this Memorandum and any other document expressly authorized by the General Partner to be used in connection with this offering. Oral statements should not be relied upon under any circumstances. Opinions of possible future events, including forward-looking statements, are based on various subjective determinations and assumptions. All projections by their very nature are inherently subject to uncertainty, and a prospective investor should understand that written projections, if provided, may not be achieved, that underlying assumptions may prove inaccurate, that production may not be achieved or sustained, that the pricing received for production is subject to a number of independent market factors and that operations on the Kitchen Lights Lease Area may be unprofitable or never occur at all. There is no assurance of any return on an investment in the Northern Lights ORRI.

There is no guarantee that the drilling of a well will result in the production of oil or gas. Drilling for oil and gas is a highly speculative activity that is marked by numerous unproductive efforts. There is no guarantee that any well will be commercial. Productive wells may not produce enough oil or gas either to make a profit in excess of the cost of operating the well or return the invested capital. Lack of porosity and permeability in a target formation may hinder or restrict production or even make it impracticable or impossible. Further, hazards such as unusual or unexpected formations, pressures or other conditions, blowouts, fires, failure of equipment, downhole collapses, and other hazards are involved in drilling, fracking, completing, reworking and recompleting wells. Therefore, there is no assurance that the operator will obtain production from the Kitchen Lights Lease Area or that production, if obtained, will be sufficient to enable us to recoup all or part of our investment.

Attempts to complete drilled wells may be unsuccessful. Following the drilling, testing and logging of a well, the Current Operator determines whether an attempt to complete the well should be made. The fact that an attempt to complete the well is made does not mean that the well will be a commercial well. A decision to make a completion attempt will be based upon the data then available to the Current Operator which indicates the existence of oil or gas in one or more of the zones through which the well was drilled. Any attempt to complete the well may be unsuccessful for any number of operational reasons. The fact that the well is successfully drilled to the required depth and tests thereafter indicate oil or gas formations sufficient to warrant a completion attempt does not, in and of itself, provide assurance that commercial oil or gas production will be obtained. If a well is drilled but not completed and is abandoned, we will not receive payments from the well. In addition, we cannot guarantee that the Current Operator will be willing or able to continue to drill wells if it encounters a series of unsuccessful completion attempts.

The recent US import ban on energy from Russia which has resulted in increased commodity prices, and a threatened corresponding export ban from Russia, creates uncertainty in the oil and gas markets which may affect investment returns. On March 8, 2022, in response to Russia's invasion of Ukraine, the President of the United States signed an executive order banning the import of Russian oil, liquefied national gas, and coal to the US. In addition, the executive order mandates that the US will work with its allies to adopt a similar ban. Oil prices spiked to their highest levels since 2008 as a result of the executive order. Russia has threatened to retaliate with an embargo on gas exports, particularly to Europe. The current import ban, and any Russian export ban, could result in much higher prices for oil and gas based on increased demand therefor, particularly in the US and Europe. It is impossible to predict the ultimate effect actions to ban oil and gas imports and exports from and to Russia will have on the global economy and commodity prices in general. Uncertainty in the oil and gas markets could have an adverse impact on the proposed business of the Partnership if investors and others are reluctant to invest in oil and gas projects.

Risks Related to Our Business; Economic Risks

This investment will not be diversified. We will invest in the Northern Lights ORRI, which covers only six leases in one area of the Cook Inlet. The leases are in the same geographic area and target the same formation. They are all operated by the same operator. Consequently, the Partnership's investments will not be diversified. This limited diversification could expose the Partnership to losses disproportionate to risks of the oil and gas industry in general.

Production from the Northern Lights ORRI may not be sufficient to repay our investment or to pay the anticipated return on our investment. Even if one or more wells are drilled and produce oil and gas in commercial quantities, the amount of production or payments received for production may not be sufficient over the lives of any wells to repay our investment or to pay the anticipated return on our investment. Many factors that influence production are specific to each well, such as the initial quantity of production, the rate of decline in production, lack of permeability or porosity in the area of a wellbore, and equipment failures or other disruptions in production. Other factors that will influence the revenues from each well are not specific to each well, such as the prices received for production. The aggregate amount of production or payments from production from the Northern Lights ORRI may be less than anticipated, and we may not recover our investment or earn a return on our investment.

Periodic payments under the Northern Lights ORRI may be less than anticipated, which will have the effect of increasing the time before the investment is repaid and reducing the annual return to our Limited Partners. We may receive periodic payments that are lower than we anticipate, particularly if oil and gas prices decline, or production does not achieve anticipated levels. Our Limited Partners may therefore receive lower periodic payments than anticipated and may receive payments over a longer period of time, increasing the time before they receive a return of their investment and reducing their annual return.

We may have limited access to information concerning operations in the Kitchen Lights Lease Area. We may not get complete or current information regarding operations, such as the development plans of the Current Operator or the current status of production or plans to increase or limit production. Even if this information is provided, it may be incomplete or become inaccurate. The Current Operator is currently providing limited information about its plans, most of which is the information contained in public filings with the state of Alaska.

Oil and natural gas prices have been volatile in the past. The revenues generated by the Northern Lights ORRI (if production is obtained) will be highly dependent upon the prices of, and demand for, oil and natural gas. Prices for oil and gas have been volatile in the past and could become volatile again. Natural gas prices experienced significant increases and decreases over the prior decade, including a decline of almost 72% from July 2008 to April 2009. Gas prices have continued to experience some volatility in more recent years, hovering between $7 and $8 per million British thermal units ("**MMBtu**") in the second and third quarters of 2022 before declining to lows below $3 per MMBtu in the first quarter of 2023 (Henry Hub prices). Oil prices also experienced significant changes over the prior decade. The weekly US spot price for a barrel of oil declined over 34% in the first two years of the prior decade before it gradually, although not consistently, increased throughout the rest of the decade until it peaked at approximately $134 in July 2008. Oil prices then declined over 76% to approximately $32 by January 2009. More recently, prices for West Texas intermediate oil dropped from approximately $110 bbl in May 2022 to approximately $71 bbl in May 2023, a 35% decline.

Investor sentiment towards climate change, fossil fuels, and other matters could adversely affect the Partnership, cost of capital, and its financial performance. In recent years, increasing attention has been given to corporate activities related to environmental issues in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities, and other groups, to promote change at public companies, including through investment and voting practices. These activities include increasing attention and demands for action related to climate change and energy transition matters, such as promoting the use of substitutes to fossil fuel products and encouraging the divestment of fossil fuel equities, as well as pressuring lenders and other financial services companies to limit or curtail activities with fossil fuel companies. As a result, some capital markets participants have reduced or ceased lending to, or investing in, companies that operate in industries with higher perceived environmental exposure, such as the energy industry. Recent equity returns in the sector versus other industry sectors have led to lower oil and natural gas representation in certain key equity market indices. If divestment efforts continue, the value of our interests may be negatively impacted and have a material adverse effect on our business, financial condition, results of operations and cash flows.

The Partnership or its financial performance could be adversely affected by general economic conditions or a weakening of the broader energy industry, and inflation or recession may adversely affect our financial position and operating results. A prolonged economic slowdown or recession, adverse events relating to the energy industry, or regional, national, or global economic conditions and factors, particularly a slowdown in the oil and gas industry, could negatively impact our investments and therefore adversely affect our results. The risks associated with oil and gas royalty interests are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased spending on, and decreased demand and prices for, oil and natural gas. Inflationary factors, such as increases in the labor costs, material costs, and overhead costs, may also adversely affect our financial position.

The Cook Inlet is a unique gas market. The Cook Inlet gas prevailing value, which is the weighted average price of significant sales of gas to publicly regulated utilities in the Cook Inlet, is higher than Henry Hub. The Cook Inlet natural gas market functions differently than natural gas markets in the lower 48 states. It has no spot market and thus no clear signals of value. Instead, natural gas sales are based on prices agreed in contracts between natural gas producers and utilities. The utilities pass the cost on to their customers, who do not participate in price negotiations. Although the Regulatory Commission of Alaska determines whether rates are fair and reasonable, Cook Inlet prevailing prices are currently higher than those in the lower 48 states. The discovery of a large gas deposit by Furie's predecessor, and subsequent production by Furie, is likely to have a significant downward impact on Cook Inlet prevailing gas prices.

Oil and natural gas prices may continue to be volatile in the future. Volatile prices may reduce the amount we receive from production of oil or gas. Volatile prices also may discourage investment in drilling wells, or enhancing production from, or reworking, existing wells. Numerous factors create volatile prices for oil and gas. Oil and natural gas prices may fluctuate significantly in response to minor changes in supply, seasonal demand, market uncertainty, political conditions in oil-producing countries, activities of oil-producing countries to limit or increase production, global economic conditions, government regulations, weather conditions, competition from other sources of energy and other factors that are beyond our control. From time to time, a surplus of oil or gas occurs in areas of North America. The effect of a surplus may be to reduce the price we receive for production or to reduce the amount of production. All of these factors are beyond our control. Changes in oil and gas prices in Cook Inlet will significantly affect the payments to the Partnership and will affect the return on your investment.

Technological developments and the ability to tap new reserves may lead to a long term decline in oil and gas prices. Exploration companies have successfully developed oil sands and shale formations using increasingly sophisticated drilling and fracturing techniques. Drilling, completion and production technology continues to improve efficiency and lower costs. As a result, fields and formations that could not be economically drilled and produced are now being developed. The long term result may be a sustained decline and lower levels of prices for oil and gas than we anticipate. If oil and gas prices in the Cook Inlet area decline or plateau, the amount of any production payments under the Northern Lights ORRI will also decline or plateau. This could result in a longer than anticipated time to recover your investment or you may receive less than the anticipated return from the Partnership.

Discoveries of new reserves may decrease the payments under the Northern Lights ORRI. North America is generally experiencing an increase in estimated reserves of oil and natural gas. The rate at which oil and natural gas reserves are being discovered and proven has also increased. While increased reserves can be beneficial for consumers and the economy, increased reserves may contribute to lower prices or price instability, and may discourage investment in drilling wells or reworking existing wells. This could result in lower payments under the Northern Lights ORRI, and you could lose part of your investment or receive less than the anticipated return from the Partnership.

A relaxation of crude oil export restrictions may reduce demand for oil produced in the Cook Inlet. Most crude oil produced in the United States may not be exported, under regulations administered under the Department of Commerce. However, crude oil produced in the Cook Inlet generally is permitted to be exported, broadening the potential market for such oil. If the current restrictions on export of other U.S. produced crude oil are relaxed, it may decrease demand for crude oil produced in the Cook Inlet.

Concerns regarding hydraulic fracturing, or fracking, could lead to restrictions on fracking. The United States Environmental Protection Agency is conducting a study of the impact of fracking on drinking water resources. Fracking activities can lead to emissions of methane, volatile organic compounds, hazardous air pollutants, and greenhouse gases. The wastewater associated with fracking can contain high levels of dissolved solids, fracturing fluid additives, metals, and naturally occurring radioactive materials. Many water treatment plants in the areas where fracking is occurring are not designed to remove some of these contaminants. Some areas have begun to require operators to post data regarding the chemicals used in fracking on an online database. The results of the EPA study or other developments could lead to increased regulation, or the banning, of fracking in Alaska as well as the United States. In addition, as the industry develops more experience with fracking, liability for pollution of water, or for other occurrences, including earthquakes, could be imposed on oil and gas operators and owners of mineral interests, including royalty interests. These developments or liabilities could lead to a substantial decrease in production from formations where fracking is being used.

The marketing of the oil or gas produced will be affected by a number of factors beyond our control. The marketing of any oil or gas produced will be affected by a number of factors, some of which are beyond our control, and whose exact effect cannot be accurately predicted. There can be no assurance that optimal or the reported pricing will be received for actual production. Actual prices received at the wellhead may vary widely based upon, among other things:

- trading commodity prices;
- fluctuating differentials to the NYMEX or Henry Hub;
- access to markets;
- distance from markets;
- quality of oil and gas;
- impurities in the oil and gas stream; and
- rates, terms, conditions and deductions in marketing contracts over which we have no control.

Delays in marketing production could delay the receipt of proceeds from production. If production from a well is achieved, numerous factors can delay the marketing of production and consequently delay the receipt of proceeds from production. These factors include, among others, constructing a production platform, negotiating contracts for the sale of production, obtaining the facilities (such as surface equipment and pipeline connections) through which production can be marketed, receiving title opinions, curing title problems, and executing division orders. Thus, many months may pass between the date of establishment of production and the date of marketing such production.

We will depend on gathering, processing and distribution systems built and maintained by the operator. The production and marketing of any oil or gas produced from the Kitchen Lights Lease Area will depend upon the availability and capacity of oil and gas gathering systems, pipelines and processing and storage facilities. This infrastructure may not be constructed or be adequate in the Cook Inlet. We will not control the decision as to whether to build or expand infrastructure. While we anticipate that infrastructure will be available or built, there can be no assurance that adequate infrastructure will be in place to permit the operator to develop and sell production from the wells. Regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, disruption to facilities due to maintenance or weather, damage to or destruction of pipelines and general economic conditions could adversely affect the ability to transport production. If any production platforms, pipelines and other facilities become partially or fully unavailable to transport production, or if the natural gas quality specifications for a natural gas pipeline or facility change so as to restrict the Current Operator's ability to transport natural gas on those pipelines or facilities, our investment could be adversely affected. If adequate infrastructure is not available, the Current Operator may be forced to shut-in producing wells or delay or drop development plans. If infrastructure is not available or built, we will not receive production payments.

Even though we will not operate wells, we will be subject to operational hazards and uninsured risks. The Partnership will not operate any wells. Nevertheless, our future success will depend on the success of production, activities by the Current Operator. Drilling activities may be unsuccessful for many reasons, including those described below. Moreover, the successful drilling of a natural gas or oil well does not ensure we will realize income from the well. A variety of factors, both geological and market-related, can cause a well to become non-commercial or only marginally commercial. In addition to their costs, unsuccessful wells can hurt efforts to replace production and reserves, for example, by discouraging further development. The oil and gas business involves a variety of operating risks, including:

- fires;
- explosions;
- blow-outs and surface cratering;
- uncontrollable flows of natural gas, oil and formation water;
- natural disasters, such as earthquakes or tornados;
- pipe, cement, well or pipeline failures;
- casing collapses;
- mechanical difficulties, such as lost or stuck oil field drilling and service tools;
- abnormally pressured or impermeable formations; and
- environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases and liquids.

We may not insure against hazards involved in oil and gas operations. Natural hazards and risks involved in oil and gas operations are great and include unusual or unexpected formations, pressures and other conditions described above. The Partnership may be subject to liability for pollution and other similar damages or may lose its investment in a well due to hazards against which the Partnership cannot insure or against which we may elect not to insure due to the premium costs involved or for other reasons. Uninsured losses could harm the financial condition of the Partnership, or result in loss of payments under or the value of the Northern Lights ORRI.

We may engage in hedging activities, which may present additional risks. To manage the Partnership's exposure to price risks in the marketing of its oil and natural gas, in the future if the Partnership begins receiving production payments we may from time to time enter into financial or physical hedging or derivative contracts, including futures contracts, price swaps, options and other derivative instruments. The goal of hedges is to lock in prices so as to limit volatility and increase the predictability of cash flow. These transactions limit our potential gains if oil and gas prices rise above the price established by the hedge. The Partnership's use of hedges to reduce its sensitivity to oil and natural gas price volatility would be subject to a number of risks. If the Partnership does not receive production payments in the amounts and at the times estimated by the Partnership due to inaccuracies in the reserve estimation process, operational difficulties, regulatory limitations or other factors, the Partnership could be required to satisfy its obligations under potentially unfavorable terms. Substantial variations between the assumptions and estimates used by the Partnership in its hedging activities and actual results experienced could materially adversely affect the Partnership's financial condition and its ability to manage risk associated with fluctuations in oil and natural gas prices. In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than expected; the counterparties to our futures contracts fail to perform under the contracts; or an event materially impacts oil or gas prices or the relationship between the hedged price index and the oil and gas sales price.

Our reserve and production estimates are based on subjective assumptions. The value of the Northern Lights ORRI depends upon, among other things, the reserves attributable to those royalty interests. Estimates of proved reserves are by their nature not certain, while estimates of probable reserves are even less certain. In addition, the estimates of future net revenues are based upon various assumptions regarding future production levels, prices and costs that may prove to be incorrect over time. The accuracy of any reserve estimate is a function of the quality of available data, engineering interpretation and judgment, and the assumptions used regarding the quantities of recoverable oil and natural gas and the future prices of oil and natural gas. Geologists and petroleum engineers consider many factors and make many assumptions in estimating reserves. Those factors and assumptions include, but are not limited to, historical production from the area compared with production rates from similarly situated producing areas; the effects of governmental regulation; assumptions about future commodity prices, production and taxes; the availability of enhanced recovery techniques; and relationships with landowners, working interest owners, pipeline companies and others. Changes in any of these factors and assumptions could materially alter reserve and future net revenue estimates. Actual production and revenues will likely vary from estimates and these variances could be material.

Royalty interests are depleting assets. A return on royalty interests is derived from the sale of oil or gas, which are depleting assets. As oil or gas is produced from the properties, the reserves will be depleted, and the value of the royalty interests is likely to decline. If production is achieved, it will decline over time, and the cash flow derived from the Northern Lights ORRI will decline. Even if the prices of oil and gas rise over the life of the Northern Lights ORRI, decreased production may offset price increases. In addition, the decline rate in Cook Inlet wells ranges as high as 16% to 17%, so the actual productive life may not be as long as estimated. We can give you no assurance that production will be achieved or maintained at anticipated levels or as to the length of time any production will occur. Production from the Northern Lights ORRI may not be sufficient to return our investment or to pay any return on the investment.

The Current Operator could encounter shortages of drilling rigs, equipment, supplies, and personnel. In the past, there have been periods where general shortages of drilling rigs, equipment, and supplies have occurred. Shortages of drilling rigs, equipment, or supplies could delay and adversely affect exploration and development efforts of the Current Operator. The demand for, and wage rates of, qualified rig crews in the drilling industry tend to fluctuate in response to the number of active drilling rigs in service. The oil and natural gas industry may in the future experience shortages of qualified personnel to operate drilling rigs, which could delay drilling operations on the leases and licenses underlying the Northern Lights ORRI, and adversely affect the amount or timing of production payments.

Regulation of the oil and gas industry may adversely affect the return on your investment. The oil and gas industries are subject to extensive governmental regulation which relates to, among others, environmental standards, pollution control, remediation of contamination, preservation of natural resources and worker safety. This regulation may fix rates of production from wells and the prices for oil and gas may be limited. Oil and gas operations are also subject to stringent laws and regulations relating to containment, disposal and controlling the discharge of hazardous oilfield waste and other non-hazardous waste material into the environment, requiring removal and cleanup under certain circumstances or otherwise relating to the protection of the environment. Governmental regulations relating to environmental matters could affect operations by increasing the costs of operations or by requiring the modification of operations in certain areas. Any such government regulation could adversely affect the production and sale of oil and gas, which in turn could adversely affect our cash flow and the value of our partnership interests.

The operations of the Current Operator are subject to a number of risks arising out of the threat of climate change that could result in increased operating and capital costs and limit the areas in which oil and natural gas production may occur. The physical and regulatory effects of climate change could have a negative impact on the value of our royalty interests and the ability of the Current Operator to commence or continue operations. There is an increasing focus of local, state, regional, national and international regulatory bodies on greenhouse gas ("**GHG**") emissions and climate change issues. Legislation to regulate GHG emissions has periodically been introduced in the United States Congress, and there has been a wide-ranging policy debate, both in the United States and internationally, regarding the impact of these gases and possible means for their regulation. Some of the proposals would require industries to meet stringent new standards that would require substantial reductions in carbon emissions. Those reductions could be costly and difficult to implement. In the absence of federal GHG-limiting legislation, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources and require the monitoring and annual reporting of GHG emissions from certain oil and natural gas system sources, and implement GHG emissions limits on vehicles manufactured for operation in the United States.

The United States is currently a member of the Paris Agreement, which requires countries to review and "represent a progression" in their nationally determined contributions, which set emissions reduction goals, every five years. Under the Paris Agreement, the Biden Administration has committed the United States to reducing its GHG emissions by 50-52% from 2005 levels by 2030. In November 2021, the United States and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States. The current administration has identified climate change as a priority, and it is likely that additional executive orders and/or regulatory action targeting GHG emissions, or prohibiting or restricting oil and gas development activities in certain areas, will be proposed and/or promulgated during the Biden Administration. In 2021, President Biden issued an executive order imposing a moratorium on new oil and gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. President Biden's order also established climate change as a primary foreign policy and national security consideration and affirms that achieving net-zero GHG emissions by or before midcentury is a critical priority. Other actions impacting oil and natural gas production activities that could be pursued by the Biden administration may include more restrictive requirements for the establishment of pipeline infrastructure or the permitting of liquefied natural gas export facilities.

It is not possible at this time to predict the timing and effects of climate change or whether additional climate-related legislation, regulations or other measures will be adopted at the local, state, regional, national and international levels. However, continued efforts by governments and non-governmental organizations to reduce GHG emissions appear likely, and additional legislation, regulation or other measures that control or limit GHG emissions or otherwise seek to address climate change could adversely affect our business. The cost of complying with any new law, regulation or treaty will depend on the details of the particular program. Any direct and indirect costs of meeting these requirements may adversely affect the Partnership's investment and Current Operator's results of operations. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws or regulations related to GHGs and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws or regulations increase compliance costs or add operating restrictions.

These political, litigation, and financial risks may result in our inability to continue to operate in an economic manner. One or more of these developments could have a material adverse effect on the Current Operator's results of operations, and by connection, the Partnership's business, financial condition, or investment return. Finally, increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on the ability of the Current Operator to begin or maintain production, and by extension, the investment returns of the Limited Partners.

Future exploration and production activities in the Kitchen Lights Unit, and the operations of the Current Operator, may be adversely affected by outbreaks of communicable disease such as the coronavirus (or COVID-19) outbreak. Our Partnership may face risks or the continuing effects related to health epidemics, pandemics or other outbreaks of communicable diseases. The outbreak of such a communicable disease may, as past experience has shown, result in a widespread health crisis that has and may continue to adversely affect general commercial activity and the economies and financial markets of many countries as well as the global economy. For example, the resonating economic effects of the COVID-19 pandemic continues to negatively affect global oil and energy demand. While the governmental restrictions (e.g., travel bans, stay-at-home orders, etc.) have largely been removed or reduced, the continuing impact of the economic recoveries by countries across the world resulting from the COVID-19 outbreak are ongoing and the duration thereof is not predictable or measurable by the us, nor can we anticipate whether an economic recovery is imminent whether within or outside of the United States.

The future impact of the pandemic or other outbreaks of communicable diseases are highly uncertain and cannot be predicted and there is no assurance that such outbreaks will not have a material adverse impact on the future results of the Partnership. The extent of the impacts, if any, will depend on future developments.

Increased attention to environmental, social, and governance ("ESG") matters and conservation measures may adversely impact the Partnership. Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts, investor and societal expectations regarding voluntary ESG disclosures, and consumer demand for alternative forms of energy may result in increased costs, reduced profits and increased investigations and litigation into producers in the oil and gas industry. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against the Current Operator or its affiliates or subsidiaries. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to causation of or contribution to the asserted damage, or to other mitigating factors.

The Current Operator or Partnership may announce various targets or product and service offerings in an attempt to improve its ESG profile. However, the General Partner cannot guarantee that we will be able to meet any such targets or that such targets or offerings will have the intended results on its ESG profile, including but not limited to as a result of unforeseen costs, consequences, or technical difficulties associated with such targets or offerings. Also, despite any voluntary actions, we may receive pressure from certain investors, lenders, or other groups to adopt more aggressive climate or other ESG-related goals or policies, but we cannot guarantee that we will be able to implement such goals because of potential costs or technical or operational obstacles.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward the Partnership or General Partner and oil and gas industry as a whole, which could lead to the diversion of investment to other industries, having a negative impact on the value of Limited Partners' interests.

The Partnership may be affected by recent or future bank closures or failures. The first quarter of 2023 has seen various bank closures, such as the closures of and FDIC-appointed receivership for (i) Silicon Valley Bank by the California Department of Financial Protection & Innovation on March 10, 2023 (with approximately $175,400,000,000 in deposits at the time of involuntary closure); and (ii) Signature Bank by the New York State Department of Financial Services on March 12, 2023 (with approximately $88,600,000,000 in deposits at the time of involuntary closure). Additionally, First Republic Bank was purchased by JPMorgan Chase Bank, National Association on May 1, 2023, which assumed all of First Republic's deposits (approximately $103,900,000,000 at the time of purchase) and assets. The circumstances of these bank failures may be attributable to isolated factors, such as high-risk loans or volatile investments, but the close succession of the crippling distress of these banks may be evidence of an economic crisis on the horizon as inflation and, thereby, interest rates continue to climb in 2023 and, potentially, into the coming years.

The Partnership has, and shall continue to have, bank accounts and funds on deposit in said accounts, in various amounts and types of account as the General Partner determines is in the best interest of the Partnership, in its sole discretion. The Federal Deposit Insurance Corporation (the "**FDIC**") insures accounts up to a maximum total of $250,000 funds on deposit for each account within an FDIC insured bank. While the FDIC did reimburse all funds on deposit at Silicon Valley Bank, such action is not guaranteed and unlikely to be a continuing trend if additional banks fail in the future. Further, the Partnership will make efforts to diversify its accounts and mitigate any potential losses due to a bank failure, it is not possible for the Partnership to precisely predict an impending failure of a bank holding its deposits. Therefore, if a bank in which the Partnership maintains an account or accounts meets with the same financial crisis as the examples herein and such bank enters into receivership, it is potentially possible that the Partnership will meet with critical financial losses that may affect the ultimate investment return to Limited Partners.

Risks related to the Partnership structure

The Partnership is new. The Partnership is newly-formed, does not have an operating history, and has not previously issued securities. With the exception of ProAk Royalties, LP, which originally acquired similar overriding royalty interests from Mr. Bartholomae and affiliates, and Northern Lights Royalties LP, Northern Lights Royalties II LP, Northern Lights Royalties III LP, Northern Lights Royalties IV LP, and Northern Lights V, LP, which recently acquired approximately 2.65%, .75%, .6%, .5%, and .5%, respectively, of similar overriding royalty interests from ProAK Royalties, LP and Mr. Bartholomae, respectively, prior investment funds controlled by the same management had significantly different strategies and types of investments. Prospective investors may request information regarding prior funds, including ProAK Royalties, LP, Northern Lights Royalties LP, Northern Lights Royalties II LP, Northern Lights Royalties III LP, Northern Lights Royalties IV LP, and Northern Lights Royalties V, LP to evaluate prior to making an investment in the Partnership.

We cannot assure you that we will be successful. There can be no assurance that the royalty interests the Partnership will acquire will provide a return of your investment or a return on your investment. The Partnership has not authorized anyone to make any representation to the contrary. An investment in the Partnership is suitable only for investors who are capable of identifying, evaluating and bearing the relevant risks. Although this section attempts to describe some of the relevant risks, there is no doubt that there are many more risks that are not described in this Memorandum, any one of which could cause the Partnership to incur losses.

We depend on key personnel. The Partnership and the General Partner will depend upon the efforts and skills of Shawn Bartholomae. The loss of Mr. Bartholomae could have a substantial adverse effect on the Partnership.

There are potential conflicts of interest. The General Partner and others affiliated with the Partnership have certain conflicts of interest and additional conflicts of interest may arise in the future. See "*Conflicts of Interest*."

We will not devote all our time to managing the Partnership. Although the manager and affiliates of the General Partner will devote as much time to the Partnership as they believe is reasonably necessary to assist the Partnership in achieving its investment objectives, they do not expect to devote all or substantially all of their working time to the affairs of the Partnership. The General Partner, and one or more of its related entities, own oil and gas interests. They also manage other partnerships. Furthermore, the General Partner may decide to form other oil and natural gas ventures in the future, which could take attention from the affairs of the Partnership.

Our valuation and our offering price have been established internally and are difficult to assess. The Partnership has set the price of its Partnership Interests. This valuation of Partnership Interests has not been validated by any independent third party and may decrease precipitously in the future. Any investor or potential investor must determine, based on its own judgment, advice from professionals, assessment of the Offering, and other criteria of the investor, if such investor is willing to pay this price for Partnership Interests in a newly-formed Partnership. The issuance of additional Partnership Interests will dilute the value of each existing investor's Partnership Interests ownership percentage.

The Partnership Interests are not freely transferrable. You will not be permitted to transfer, assign, or pledge your Partnership Interest without the General Partner's consent, which consent can be given or withheld in our discretion. Further, a transferee of your Partnership Interest may be substituted as a Partner only with our consent. Because you will own no direct interest in any royalty interests acquired by the Partnership, you will not be able to transfer, assign, or pledge your proportionate share of such royalty interests.

The Partnership Interests are not liquid assets. The Partnership Interests will not be listed on any securities exchange or quotation system and no public market exists or is likely to exist for the Partnership Interests. To purchase Partnership Interest, you must make certain representations, including that you are acquiring the Partnership Interest for your own account for investment purposes and not with a view toward distribution or resale. The Partnership Interests are being offered and sold pursuant to specific exemptions from registration provided in federal and state securities laws for transactions involving a private offering, and the availability of such exemptions depends in part upon your investment intent. Accordingly, you should be prepared to retain your investment until termination of the Partnership.

The Partnership Interests will be subject to restrictions on resale. We are offering the Partnership Interests in a private placement. Therefore, the Partnership Interests will be subject to restrictions on resale. Restricted securities cannot be sold or otherwise transferred absent registration under the Securities Act of 1933, as well as applicable securities statutes of states or other jurisdictions, or pursuant to exemptions from the registration requirements under those statutes. In addition, the Partnership Interests will be subject to restrictions on resale under the Partnership Agreement. Such restrictions could prevent or delay a sale of any Partnership Interests or reduce the amount of proceeds that might otherwise be realized from a sale of Partnership Interests. You should not invest in this offering if you anticipate you will need to sell the Partnership Interests before termination of the Partnership.

Your Partnership Interest could be involuntarily redeemed. A Limited Partner who withdraws or is subject to withdrawal in accordance with the Partnership Agreement will lose the rights of a Partner, although not the economic benefit of its interest in the Partnership. In addition, its Partnership Interest may be redeemed at the discretion of the General Partner, whereupon such Limited Partner will have no further interest in the Partnership. The Partnership Agreement provides a formula for such redemption, but there is no assurance that such formula will result in a return of your entire Capital Contribution or any gain on your investment. Such redemption may result in a loss of part or substantially all of your investment.

You will be asked to make an additional Capital Contributions under Capital Calls. The General Partner is authorized to make Capital Calls on the Limited Partners for payment of the Management Fees and third-party expenses incurred by the Partnership. The General Partner is specifically authorized to use revenues, if any, of the Partnership to pay these costs in lieu of or in addition to making any Capital Call. If you fail to timely pay a Capital Call, you will be assessed interest at an annual rate of 18% from the date due until paid, and the Partnership shall have the right to offset the entire amount of unpaid Capital Calls and any accrued interest against any distribution otherwise due to you. If you fail to timely pay three or more Capital Calls, whether or not such defaults are as to successive Capital Calls, your Partnership Interest may be forfeited to the Partnership and reallocated among the remaining Limited Partners in proportion to their Partnership Interest, or may be redeemed for the amount of any unpaid Capital Calls, and you will lose your entire interest in the Partnership.

You may be distributed assets in kind upon any dissolution and liquidation. The Partnership will be dissolved upon the happening of certain events set forth in the Partnership Agreement. Upon any dissolution requiring the winding up of a Partnership's business, the liquidator of the Partnership's assets may elect to sell all or a part of the Partnership's assets in order to pay in full all of its liabilities and obligations or for any other reason. There is no assurance that an adequate market for such assets will be available. If no adequate market for such assets is available, or if the liquidator otherwise elects, the net assets of the Partnership may be distributed in kind to the partners.

The General Partner may withdraw or be removed. The General Partner may withdraw at any time after the expiration of two years from the date of the Partnership Agreement by giving written notice to the Limited Partners; provided that the General Partner has designated a successor person which is competent and willing to serve as General Partner, subject to the consent of a Majority-in-Interest. Further, the General Partner may be removed for cause upon the affirmative vote of a Majority-in-Interest in accordance with the terms of the Partnership Agreement. In the event the general partner is removed, the Limited Partners would then have to elect a successor general partner or risk dissolution of the Partnership. There can be no assurance that any other person would be willing to serve as the General Partner of the Partnership. In that event, the Partnership would be dissolved and its business wound up.

The Partnership may incur debt. The Partnership has the authority to incur debt up to certain limits without the approval of the Partners and may incur substantial debt with the approval of the Partners. If any debt is incurred and is secured by a lien on a Partnership's assets, the Partnership and its Partners may bear a risk of loss of those assets if the debt is not timely paid. Any required periodic payments to the lender will increase the cash flow requirements for the Partnership and diminish cash available for distribution to the Partners.

We may incur liability for rescission. The securities of the Partnership are offered and sold in reliance upon a private placement exemption from registration under the Securities Act and applicable securities laws of states and other jurisdictions. If the Partnership, the General Partner or any selling broker-dealers fail to comply with the requirements of the relevant exemption the investors may have the right, if they so desire, to rescind their purchase of the securities. If a number of investors sought rescission at one time, the Partnership could be required to make significant payments which could adversely affect its financial condition. If the Partnership is forced to make a rescission offer, its reputation would also likely be significantly harmed. A rescission offer or a loss of reputation would have a material adverse effect on the Partnership's business and results of operations. We intend to comply with all applicable securities laws.

Your investment in the Partnership may be frozen. If the General Partner or any governmental agency believes that you are acting, directly or indirectly, in violation of any U.S., international or other anti- money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, the General Partner or such governmental agency may freeze your interest in the Partnership or suspend your withdrawal rights. The Partnership may also be required to remit or transfer your Partnership Interest to a governmental agency.

The Partnership Agreement limits management's liability to you and requires you to indemnify it against certain losses. Management will have no liability to the Partnership for any loss suffered by the Partnership, and will be indemnified by the Partnership against losses sustained by it in connection with its management of such Partnership unless it engages in intentional misconduct or a knowing violation of law or a transaction in which it receives a personal benefit in violation or breach of the Partnership Agreement.

There is no independent representation of purchasers of Partnership Interests. The interests of the investors in this offering have not been separately represented by legal counsel or others in connection with the organization of the Partnership and the offering of Partnership Interests. Counsel for the General Partner expressly disclaims any representation of the investors or any Limited Partner, and will not undertake to monitor compliance of the Partnership or the General Partner with applicable laws, the provisions of the Partnership Agreement or the representations in this Memorandum. Accordingly, the terms of the offering, or of the Partnership Interests, or the management of the Partnership may not have been structured in the most favorable manner to the investors and may not include legal protections for the investors which might have been obtained if they had retained independent counsel.

The Partnership will not be registered under the Investment Company Act of 1940. The Partnership will not register as an "investment company" pursuant to the Investment Company Act in reliance on guidance from Regulation

Crowdfunding. With respect to the determination of "beneficial ownership," the Partnership, among other things, will obtain representations and undertakings from the investors in order to meet the conditions of such exemption. As a result, the Partnership will not register under the Investment Company Act, and the Partnership's investors will, therefore, not receive the protections afforded by the Investment Company Act to investors in a registered investment company. If the Securities Exchange Commission determines that the Partnership should otherwise be classified as an investment company, then the Partnership must register pursuant to the Investment Company Act at significant expense.

The General Partner will not be registered under the Investment Advisers Act of 1940. The General Partner is presently not registered as an investment adviser under the Investment Advisers Act, primarily because the investments the Partnership anticipates making will not be structured as securities for purposes of the Investment Advisers Act. However, in the event that such investments were deemed to be securities for purposes of the Investment Advisers Act, it is anticipated that the General Partner will not be required to register as an investment adviser under the Investment Advisers Act in reliance upon the exemption from the registration requirements of the Investment Advisers Act contained in Section 203(m), which exempts from registration any investment adviser who acts solely as an adviser to "private funds" and has assets under management in the United States of less than $150 million. By virtue of being exempt from registration under the "private fund" exemption, although the General Partner would be required to periodically report to the SEC, the General Partner would not be subject to the performance fee restrictions and certain other restrictions contained in the Investment Advisers Act. In the event that the Partnership's investments were deemed to be securities for purposes of the Investment Advisers Act and it were determined that the General Partner had assets under management of at least $150 million then the General Partner would be required to register under the Investment Advisers Act.

The General Partner has broad authority to respond to changes affecting the Partnership. The Partnership is intended to exist over a period of years during which the business, economic, political, regulatory and technology environment within which the Partnership operates may undergo substantial changes, some of which may be adverse to the Partnership. The General Partner will have the exclusive right and authority (within limitations set forth in the Partnership Agreement) to determine the manner in which the Partnership responds to such changes. You will have only a limited right to withdraw from the Partnership or to approve changes in the Partnership's significant activities.

The General Partner is not required to provide financial support to the Partnership. The Partnership will invest substantially all of its assets in royalty interests, which are not highly liquid. If the Partnership requires additional funds, it must obtain those funds from the cash flow from royalty interests it owns, from the sale of assets, through a Capital Call, or by borrowing amounts. The General Partner will not be required to provide loans or any other form of financial support to the Partnership.

Corporate Transparency Act Compliance ("CTA"). The Partnership and/or the General Partner may, unless otherwise exempted under the CTA, be required to disclose certain entity and "beneficial ownership" information to the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("FINCEN"). The Partnership and General Partner will rely on the timely responsive delivery of "beneficial ownership" information (and accuracy of same) from its Partners in order for the Partnership and the General Partner comply with the CTA disclosure requirements. The failure of the Partnership, the General Partner and/or any Partner(s) deemed to be a "beneficial owner" under the CTA to timely respond to the General Partner with requested beneficial ownership information could result in the Partnership and/or the General Partner being subject to civil penalties (or even criminal penalties). The imposition of such penalties could have a material adverse effect on the Partnership's business and results of operations. We intend to comply with all applicable CTA disclosure requirements. *See also the "Corporate Transparency Act Compliance" disclosure section of this Memorandum.*

Tax Risks of an Investment in Partnership Interests

An investment in the Partnership Interests involves uncertain and potentially adverse tax consequences. A summary of the U.S. federal income tax considerations that may be relevant to an investment in the Partnership Interests is set forth below under the heading "United States Federal Income Tax Considerations." Certain of such tax considerations are uncertain or could have adverse effects on holders. For example:

- Partners could be allocated items of taxable income with respect to their Partnership Interests, and could be required to pay tax (including estimated tax) on such tax items, without receipt of any cash distributions from us.

- The IRS could challenge the Partnership's allocation of tax items to Partners under the Partnership Agreement. Any reallocation of tax items could adversely affect the timing, amount, or character of tax items required to be reported by the Partners on their income tax returns.

- Changes in tax laws could adversely affect an investment in Partnership Interests, either directly though changes in the timing, amount, or character of tax items realized by Partners with respect to the ownership or disposition of the Partnership Interests, or indirectly through changes in the tax treatment of tax items realized by the Partnership.

- An audit of the Partnership's tax returns could lead to an audit of, or adjustments to, a Partner's tax returns, and resulting additional tax (including interest and applicable penalties). Any additional tax imposed on the Partnership or on the Partners could be greater than if the tax items had been correctly reported on the original return or had been corrected through audit proceedings or amended returns at the Partner level, and a Partner's economic interest could be adversely affected by tax adjustments related to other Partners, including former Partners.

- The General Partner will have exclusive authority to control audits of the Partnership's tax returns, and Partners will have no right to participate in such proceedings. The General Partner may be subject to conflicts of interests between itself and other Partners and between Partners which could adversely affect the interests of individual Partners due to their particular circumstances.

- Any delay in filing of the Partnership's tax returns, and any amendment of such returns, could lead to delays in filing or amendments of the Partners' tax returns, potentially resulting in interest and penalties for late payment of taxes due.

  Prospective investors should consult their own tax advisors concerning the federal, state, and local tax consequences associated with an investment in Partnership Interests in light of their own personal tax situations before subscribing to purchase a Partnership Interest.

Tax exempt organizations may be subject to federal income tax on their share of Partnership income. The Partnership intends to acquire royalty interests in oil and gas properties and intends that the income from the royalty interests will be the type that is excluded from the definition of unrelated business taxable income ("**UBTI**"). As the Partnership may incur debt, there is no assurance that the Partnership will not generate UBTI at some point over the life of the Partnership. There is no assurance that the IRS will accept and not challenge the characterization of the income from the Partnership as income that is not UBTI. If the IRS successfully determined that income from a Partnership is UBTI, tax-exempt investors may be subject to tax on that portion of their income that is UBTI.

FOR CERTAIN TAX-EXEMPT ENTITIES - SUCH AS CHARITABLE REMAINDER TRUSTS AND CHARITABLE REMAINDER UNITRUSTS (AS DEFINED IN CODE SECTION 664) - THE RECEIPT OF ANY UNRELATED BUSINESS TAXABLE INCOME MAY HAVE EXTREMELY ADVERSE TAX CONSEQUENCES, INCLUDING AN EXCISE TAX OF 100% OF SUCH UBTI. THEREFORE, TRUSTEES OF SUCH TRUSTS AND UNITRUSTS SHOULD CAREFULLY CONSIDER THE CONSEQUENCES OF ANY UBTI BEFORE PURCHASING PARTNERSHIP INTERESTS.

Potential changes in federal tax incentives could adversely affect returns to Limited Partners. In the past, legislation has been proposed which would repeal certain tax incentives for the oil and gas industry, including the repeal or restriction of depletion deductions. **It is highly likely that repeal or limitation of these tax incentives will be proposed again.** The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the tax on income allocable to Limited Partners and negatively impact the value of an investment in the Partnership.

Recent Changes in Alaska oil and gas tax credits could adversely affect the Partnership's business. Until recently, Alaska was paying out more in production tax credits than it collects in production taxes, primarily due to the steep decline in oil and gas prices. These oil and gas tax credits can be used as an offset to production taxes owed to the State of Alaska. In 2016, Alaska adopted changes to its system of oil and gas credits to alleviate its budgetary concerns. A discussion of these legislative changes can be found within this Memorandum under "Our Business." While a change in tax credits could affect long term exploration plans, such plans are more likely to change in response to results of exploration wells or in response to expectations regarding oil and gas prices. We are not able to predict at this time whether these tax changes will have an impact on production, or plans for future development in the Cook Inlet, or the impact, if any, on royalties that might be paid under the Northern Lights ORRI.

Additional risks and information associated with ownership of Partnership Interests

Investors will only be minority owners of Partnership Interests in the Partnership, and will not have any control of its operations. As an investor in Partnership Interests, you will not have any rights in regard to the business actions of the Partnership, including additional issuances of securities, repurchases of securities by the Partnership, a sale of the Partnership or its significant assets, or Partnership transactions with related parties.

Valuation of interests are determined in a manner that is not negotiable with investors. The valuation of the Partnership will determine the amount by which the investor's stake is diluted in the future. Valuation methods vary among professionals, experts, and industry participants, and therefore, different valuation methods can yield different outcomes or amounts. Examples of valuation methods are included below for illustration purposes only, and none should be considered as a particular valuation method used by the Partnership:

- *Liquidation Value* — The amount for which the assets of a company could be sold, minus the liabilities owed, e.g., the assets are the owned overriding royalty interests in certain leases. The liabilities are the ongoing cost obligations for management of the leases.

- *Book Value* — This is based on analysis of a company's financial statements, usually looking at its balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as contract/lease length, patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

- *Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, or the risk of not receiving the return, as examples. However, predictions of the future are uncertain and valuation of future returns are indeterminate and hypothetical.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative. In the unlikely event a valuation is needed in relation to the sale or dissolution of the Partnership, the valuation methodology used to determine the value of Partnership Interests will be determined in the sole discretion of the General Partner, and investors will not have preemptive or other rights related to their Partnership Interests to avoid dilution or delay any such transaction, and will not have approval rights over any such transaction.

Investors may be diluted after an initial investment with the Partnership. An investor's stake in the Partnership will be diluted when or if the Partnership issues additional Partnership Interests. In other words, when the Partnership issues more Partnership Interests, the percentage of the Partnership that you own will go down, even though the value of the Partnership may go up. You will own a smaller piece of a larger Partnership. This increase in Partnership investors may result from multiple closings in this Offering, accepting more investors in a future offering (such as another crowdfunding round), or for other reasons in accordance with the Partnership Agreement and in the discretion of the General Partner.

Although unlikely, if the Partnership decides to issue more Partnership Interests, an investor could experience value dilution, with such investor's Partnership Interests percentage being worth less than before, and control dilution, with the total percentage of the Partnership Interests of an investor owns being less than before. There may also be earnings dilution, with a reduction in the distributions to an investor on a pro rata basis in accordance with its Partnership Interests.

If you are making an investment expecting to own a certain percentage of the Partnership or expecting your Partnership Interests to hold a certain amount of value, then it is important to realize how the value of the Partnership Interests can possibly decrease by actions taken by the Partnership and/or the General Partner. Dilution can make drastic changes to the value of Partnership Interests, ownership percentage, and voting control.

THE FOREGOING RISK FACTORS ARE NOT A COMPLETE EXPLANATION OF ALL OF THE RISKS INVOLVED IN THE OFFERING OR AN INVESTMENT IN THE PARTNERSHIP. YOU SHOULD READ THIS MEMORANDUM AND ITS EXHIBITS IN THEIR ENTIRETY BEFORE DETERMINING WHETHER TO SUBSCRIBE FOR A PARTNERSHIP INTEREST.

TERMS OF THE OFFERING

We are offering up to $1,235,000.00 in Partnership Interests. The minimum Capital Contribution is $510.00, including the 2% Transaction Fee, although the General Partner may accept lesser amounts in its discretion. The Offering will terminate upon the earlier of the sale of all offered Partnership Interests or one year from the date hereof. The General Partner reserves the right to terminate the Offering at any earlier time in our discretion. See Exhibit A, the Partnership Agreement, which sets out the rights and obligations of the Partners.

The Partnership Interests are being offered on a "best-efforts" basis in accordance with Regulation Crowdfunding to persons who are eligible investors. Each subscriber must provide verification that they are an eligible investor. We will entertain offers for subscriptions on a case-by-case basis, with the right to accept or reject any subscription agreement for any reason. **The execution of the subscription agreement constitutes a binding offer and an agreement to hold the offer open until we accept or reject the subscription agreement.**

Prospective purchasers of Partnership Interests should not tender funds in payment of their subscription until they have been verified as "accredited investors" and have been notified of same by the General Partner. Once a subscription agreement has been accepted, the purchasers will be asked to tender funds in payment for their subscription.

The Partnership Interest of an investor will be calculated on the basis of Capital Contributions, as a percentage of all Capital Contributions by all Limited Partners, times eighty-five percent (85%). **We reserve the right to offer the Partnership Interests net of fees and to adjust the Partnership Interests accordingly, or to provide different terms in connection with a significant or strategic investment.**

You may subscribe for a Partnership Interest by properly completing, executing and delivering the following electronically to the address set out at the end of this Memorandum: (a) a completed and executed subscription agreement and purchaser suitability questionnaire, (b) an accredited investor verification provided by a third party, as explained below, and (c) an executed signature page to the Partnership Agreement. You agree that an electronic signature, or an electronic record of a manual signature, to a Partnership Agreement and to a subscription agreement shall be given legal effect and deemed valid and binding on the person authorizing or transmitting such signature and any person to whom the signature is attributable, whether or not such signature is encrypted or otherwise verified.

The full subscription price for Partnership Interests should be paid by check or cashier's check payable to Klondike Royalties II, LP or wired to us in accordance with the wiring instructions provided by us. All subscribers whose subscription agreements are accepted will be admitted as Limited Partners in the Partnership once you are verified as an "eligible investor."

Plan of Distribution

The Partnership Interests will be offered through the General Partner. We may also enter into placement agreements with registered securities broker dealers. The Partnership may pay sales commissions and due diligence fees to registered securities broker-dealers who place Partnership Interests, and such commissions and fees will be paid by the General Partner from its share of offering proceeds. We may also contract with investment advisers to recommend Partnership Interests to their clients and may reimburse such investment advisers for due diligence expenses.

Intermediary (CRD# 315324, SEC # 008-70756, and CIK 0001872856) is to receive an 8.5% cash commission for the processing of investment commitments. There is an advance of $17,500, and $2,000/month for technical account management.

Investment Process

In order to purchase the Securities, Limited Partners must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer ("**KYC**") and anti-money laundering ("**AML**") policies. If a Limited Partner makes an investment commitment under a name that is not its legal name, they may be unable to redeem its Partnership Interests indefinitely, and neither the Intermediary nor the Partnership are required to correct any errors or omissions made by the Limited Partner.

Limited Partners may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the General Partner designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If a Limited Partner does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, then the funds will be released to the Partnership upon closing of the Offering and the Limited Partner will receive securities in exchange for his or her Capital Contribution.

The Partnership will notify Limited Partners when the Maximum Target Offering Amount has been reached. If the Partnership reaches the Maximum Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be 21 days from the time the Offering opened, (ii) the Partnership must provide at least five business days notice prior to the expedited Offering Deadline to the Limited Partners and (iii) the Partnership continues to meet or exceed the Maximum Target Offering Amount on the date of the expedited Offering Deadline.

Investment Cancellations

Each Limited Partner will have up to 48 hours prior to the end of the Offering Period to recind its Capital Contribution for any reason. Upon 48 hours prior to the termination of the Offering Period, Limited Partners will not be able to recind a Capital Contribution, regardless of circumstances.

Notifications

Limited Partners will receive periodic notifications regarding certain events pertaining to the Offering, such as the Partnership achieving the Maximum Target Offering Amount, the Partnership making an early Closing, any material changes to this Memorandum, and Closing upon the Offering Deadline.

Material Changes

Material changes to an offering include but are not limited to:
Any change to the (a) Minimum Target Offering Amount, (b)Maximum Target Offering Amount, (c) minimum Capital Contribution or (d) General Partner. If the Partnership makes a material change to the Partnership Agreement or this Memorandum, or other information disclosed in this Memorandum, then the Limited Partners will be given five business days to reconfirm their investment commitments. During any material change, if any Limited Partner does not reconfirm, then such Limited Partner's Capital Contribution will be cancelled and returned.

Rolling and Early Closings

The Partnership may elect to undertake rolling Closings, or an early Closing after it has received Capital Contributions totaling the Maximum Target Offering Amount. During a rolling Closing, those Limited Partners that have made Capital Contributinos will be provided five days notice prior to acceptance of their subscriptions, release of funds to the Partnership, and issuance of Partnership Interests to such

Limited Partners. For the duration of a rolling Closing, the Partnership may continue soliciting potential investors and receiving additional Capital Contributions. Limited Partners should note that if any Limited Partner has received its Partnership Interests, then it will not be required to reconfirm upon the filing of a material amendment to the Form C during a rolling Closing. In an early Closing, the Offering will terminate upon the revised Offering Deadline, which must be at least five days from the date of the notice.

Suitability Standards

Investment in the Partnership Interests involves a high degree of risk and is suitable only for persons of substantial means who have no need for liquidity in their investment and can afford a complete loss of their investment. The following suitability requirements represent the minimum suitability requirements for investors. The satisfaction of these requirements by a prospective investor does not necessarily mean that an investment in the Partnership is a suitable investment for that investor. We reserve the right in our discretion to reject any subscription agreement.

This offering is made in reliance upon the exemptions from the registration requirements of the Securities Act of 1933. You must be eligible under Regulation Crowdfunding or be an accredited investor to invest. Accordingly, you must make the representations in the subscription agreement that:

(a) you understand that you must bear the financial risks of your investment in the Partnership for an indefinite period of time because the Partnership Interests have not been registered under the Securities Act of 1933 or other applicable securities laws and, therefore, may not be sold unless they are subsequently so registered or an exemption therefrom is available;

(b) you are acquiring the Partnership Interest for investment solely for your own account and without any intention of reselling, distributing, subdividing, or fractionalizing it;

(c) you understand the Partnership Interests cannot be transferred except in compliance with the restrictive provisions of the Partnership Agreement of the Partnership and applicable securities laws; and

(d) you qualify as an investor under Regulation Crowdfunding or as an "accredited investor," as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933. See below.

(e) you have received, read and fully understand this Memorandum and are solely basing your decision to invest on the information contained in this Memorandum and other written information provided by the General Partner. You must not have relied on any representations made by any other person.

A corporation, partnership or other business entity will be counted as one purchaser. However, if that entity was organized for the specific purpose of acquiring the Partnership Interests, each beneficial or equity owner of the equity securities or equity interests in such entity must be an accredited investor.

We will accept a subscription from a Traditional IRA or Roth IRA. We do not intend to sell Partnership Interests to any number of record owners which would thereafter require the Partnership to register as a reporting company under the Securities Exchange Act of 1934.

Regulation Crowdfunding Investor Qualifications

Under Regulation Crowdfunding, Capital Contribution amount(s) from Limited Partners cannot exceed the requirements for investment under Regulation Crowdfunding; *provided however*, any Capital Contribution amount(s) of an accredited investor (see below) are not subject to the limiting requirement of Regulation Crowdfunding. More specifically, in no event will an investor or subscriber be admitted pursuant to Regulation Crowdfunding as a Limited Partner to the Klondike II Partnership whose Capital Contribution amount, whether subsequent to or as its initial Capital Contribution, exceeds (i) if such Limited Partner's annual income or net worth is less than $124,000.00, then the greater of (A) $2,500.00 or (B) 5% of such Limited Partner's annual income or net worth; or, (ii) if such Limited Partner's annual income and net worth are equal to or greater than $124,000.00, then the lesser of (A) 10% of the greater of such Limited Partner's annual income or net worth or (B) $124,000.00. Such calculation of the maximum investment amount of a Limited Partner that is not an accredited investor will include all aggregate investment amounts by such Limited Partner in any issuer offering securities in reliance on Regulation Crowdfunding under the Securities Act.

Verification that you are an accredited investor

The rules governing offerings such as this under Rule 506 may require us to take reasonable steps to verify that you are an accredited investor (if applicable) before accepting a subscription from you. This verification may be accomplished in different ways. The Subscription Documents or supplemental subscription documents to this Memorandum contain instructions to enable you to provide an appropriate verification from your attorney, certified public accountant, registered securities broker-dealer or investment adviser registered with the Securities and Exchange Commission. If you are not able to provide a third party verification, we may accept copies of your United States Federal Income Tax Return for each of the two prior years, and your certification that you have a reasonable expectation of reaching the same income level in the current year. Your tax returns must show that you had an individual income in excess of $200,000 in each of the two most recent years for which you have filed a return or had joint income with your spouse in excess of $300,000 in each of those years. We will not accept a subscription agreement from any person who is not able to provide the verification of accredited investor status.

REGULATORY CONSIDERATIONS

The Interests offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the SEC, and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions. The Interests being offered hereby have not been registered under the Securities Act. This Memorandum has not been reviewed by the SEC, nor has the SEC or any state securities commission or regulatory authority approved, passed upon, or endorsed the merits of this offering. The offering and proposed sale of the Interests described herein will be made in reliance upon Regulation Crowdfunding under the Securities Act. Each investor will be required to represent that it is an "eligible investor" under applicable Securities Act regulations.

Investment Company Act

The Partnership will be exempt from the provisions of the Investment Company Act pursuant to SEC guidance regarding Regulation Crowdfunding securities offerings exemptions. Consequently, the significant investor protection provisions of that statute will not apply to an investment in the Partnership.

Commodity Exchange Act

The General Partner is exempt from registration with the Commodity Futures Trading Commission (the "**CFTC**"), and is not registered with the CFTC as a commodity trading advisor ("**Commodity Trading Advisor**") or commodity pool operator ("**CPO**") in respect of the Partnership pursuant to an exemption under CFTC Rule 4.13(a)(3). Therefore, unlike a registered CPO or Commodity Trading Advisor, the General Partner is not required to deliver a disclosure document (as defined in the CFTC rules) or a certified annual report to the Partners. The CFTC does not pass upon the merits of participating in a pool or upon the adequacy or accuracy of an offering memorandum. Consequently, the CFTC has not reviewed or approved this Memorandum or any offering in connection therewith. CFTC Rule 4.13(a)(3) exempts from registration CPOs of pools in which all investors are qualified consistent with the rule. CFTC Rule 4.13(a)(3) requires that at all times either: (a) the aggregate initial margin and premiums required to establish commodity interest positions do not exceed five percent of the liquidation value of the Partnership's investment portfolio; or (b) the aggregate net notional value of the Partnership's commodity interest positions does not exceed one-hundred percent of the liquidation value of the Partnership's investment portfolio.

The General Partner, or one or more of its affiliates, may in the future register with the CFTC as a CPO and as a Commodity Trading Adviser. Following such registration, to the extent permitted by the U.S. Commodity Exchange Act and the regulations, orders and interpretations of the CFTC, the General Partner intends to operate the Partnership pursuant to an exemption under CFTC regulation Section 4.13(a)(3) as if the General Partner was not registered with the CFTC as a CPO.

Alternatively, following such registration, the General Partner may elect to operate the Partnership on a partially exempt basis pursuant to CFTC Regulation Section 4.7, in which case the General Partner will provide certain additional disclosure and other information required under CFTC Regulation Section 4.7 to the Limited Partners.

Investment Advisers Act

The General Partner is presently not registered as an investment adviser under the Investment Advisers Act, primarily because the investments the Partnership anticipates making will not be structured as securities for purposes of the Investment Advisers Act. However, in the event that such investments were deemed to be securities for purposes of the Investment Advisers Act, it is anticipated that the General Partner will not be required to register as an investment adviser under the Investment Advisers Act in reliance upon the exemption from the registration requirements of the Investment Advisers Act contained in Section 203(m), which exempts from registration any investment adviser who acts solely as an adviser to "private funds" and has assets under management in the United States of less than $150 million. By virtue of being exempt from registration under the "private fund" exemption, although the General Partner would be required to periodically report to the SEC, the General Partner would not be subject to the performance fee restrictions and certain other restrictions contained in the Investment Advisers Act. In the event that the Partnership's investments were deemed to be securities for purposes of the Investment Advisers Act and it were determined that the General Partner had assets under management of at least $150 million, then the General Partner would be required to register under the Investment Advisers Act.

Anti-Money Laundering – USA Patriot Act

As part of the Partnership's responsibility to comply with regulations aimed at the prevention of money laundering and terrorist financing, the General Partner may require a detailed verification of a prospective investor's or Limited Partner's identity, any beneficial owner underlying the account, and the source of the payment.

The General Partner reserves the right to request such information as is necessary to verify the identity of a prospective investor and the underlying beneficial owner of a prospective investor's or a Limited Partner's Interests and to otherwise comply with its anti-money laundering obligations. The General Partner also reserves the right to request such identification evidence in respect of a transferee of shares in the Partnership. In the event of delay or failure by the prospective investor, Limited Partner or transferee to produce any information required for verification purposes, the General Partner may refuse to accept or delay the acceptance of a subscription, or (as the case may be) may refuse to register the relevant transfer of shares in the Partnership, or (in the case of a subscription of shares) may cause the redemption of any such Limited Partner from the Partnership.

The General Partner also reserves the right to refuse to make any withdrawal payment or distribution to a Limited Partner if the General Partner deems it necessary to do so to comply with applicable anti-money laundering laws or the laws, regulations, and Executive Orders administered by the U.S. Department of Treasury's Office of Foreign Royalty Interests Control ("**OFAC**"), or other laws or regulations by any person in any relevant jurisdiction (collectively, "**AML/OFAC obligations**").

Each prospective investor, and Limited Partner, will be required to make such representations to the Partnership as the General Partner may require in connection with applicable AML/OFAC obligations, including, without limitation, representations to the Partnership that such prospective investor or Limited Partner (or any person controlling or controlled by the prospective investor or Limited Partner; if the prospective investor or Limited Partner is a privately held entity, any person having a beneficial interest in the prospective investor or Limited Partner; or any person for whom the prospective investor or Limited Partner is acting as agent or nominee in connection with the investment) is not: (i) an individual or entity named on any available lists of known or suspected terrorists, terrorist organizations or of other sanctioned persons issued by the United States government and the government(s) of any jurisdiction(s) in which the Partnership is doing business, including the List of Specially Designated Nationals and Blocked Persons administered by OFAC as such list may be amended from time to time; (ii) an individual or entity otherwise prohibited by the OFAC sanctions programs; or (iii) a current or former senior foreign political figure[3] or politically exposed person[4], or an immediate family member or close associate of such an individual. Further, such prospective investor or Limited Partner must represent to the Partnership that it is not a prohibited foreign shell bank.[5]

Such prospective investor, or Limited Partner, will also be required to represent to the Partnership that amounts contributed by it to the Partnership were not directly, or indirectly, derived from activities that may contravene U.S. federal, state or international laws and regulations, including, without limitation, any applicable anti-money laundering laws and regulations.

Each prospective investor and Limited Partner agrees to notify the Partnership promptly in writing should it become aware of any change in the information set forth in its representations. The prospective investor or Limited Partner is advised that, by law, the Partnership may be obligated to "freeze the account" of such prospective investor or Limited Partner, either by prohibiting additional investments from the prospective investor or Limited Partner, declining any withdrawal requests from the prospective investor or Limited Partner, suspending the payment of withdrawal proceeds payable to the prospective investor or Limited Partner, or segregating the assets in the account in compliance with governmental regulations. The Partnership may also be required to report such action and to disclose the prospective investor's or Limited Partner's identity to OFAC or other applicable governmental and regulatory authorities.

FCPA Considerations

The General Partner's professionals and the Partnership are committed to complying with the U.S. Foreign Corrupt Practices Act ("**FCPA**") and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, the Partnership may be adversely affected because of its unwillingness to participate in transactions that violate such laws or regulations. Such laws and

[3] A "senior foreign political figure" is defined as (a) a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a current or former senior official of a major non-U.S. political party, or a current or former senior executive of a non-U.S. government-owned commercial enterprise; (b) a corporation, business, or other entity that has been formed by, or for the benefit of, any such individual; (c) an immediate family member of any such individual; and (d) a person who is widely and publicly known (or is actually known) to be a close associate of such individual. For purposes of this definition, a "senior official" or "senior executive" means an individual with substantial authority over policy, operations, or the use of government-owned resources; and "immediate family member" means a spouse, parents, siblings, children and spouse's parents or siblings.

[4] A "politically exposed person" ("**PEP**") is a term used for individuals who are or have been entrusted with prominent public functions in a foreign country, for example Heads of State or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials.

[5] A "prohibited foreign shell bank" is a foreign bank that does not have a physical presence in any country, and is not a "regulated affiliate," *i.e.,* an affiliate of a depository institution, credit union, or foreign bank that (i) maintains a physical presence in the U.S. or a foreign country, and (ii) is subject to banking supervision in the country regulating the affiliated depository institution, credit union, or foreign bank.

regulations may make it difficult in certain circumstances for the Partnership to act successfully on investment opportunities.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the United Kingdom has recently significantly expanded the reach of its anti-bribery laws. While the General Partner has developed and implemented policies and procedures designed to ensure compliance by the General Partner and its personnel with the FCPA and other anti-bribery laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that the General Partner has violated the FCPA or other applicable anti-corruption laws or anti-bribery laws could subject it to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect the General Partner's business prospects or financial position, as well as the Partnership's ability to achieve its investment objective or conduct its operations.

Other Regulations

Other rules and regulations applicable to the activities of the Partnership may be amended in the future; any such amendments could impose restrictions on the Partnership as to make it impossible or uneconomical for the Partnership to operate as intended.

ERISA CONSIDERATIONS

General

Fiduciaries and other persons who are proposing to invest in the Partnership on behalf of retirement plans, IRAs and other employee benefit plans ("**Plans**") covered by ERISA or the Code, must give appropriate consideration to, among other things, the role that an investment in the Partnership plays in the Plan's portfolio, taking into consideration whether the investment is designed to reasonably further the Plan's purposes, the investment's risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan, the projected return of the total portfolio relative to the Plan's objectives, the limited right of investors to withdraw all or part of their capital or to transfer their interests in the Partnership and whether investment in the Partnership constitutes a direct or indirect transaction with a party in interest (under ERISA) or a disqualified person (under the Code).

Plan Asset Regulations and Benefit Plan Investors

The United States Department of Labor (the "**DOL**") has adopted regulations that treat the assets of certain pooled investment vehicles, such as the Partnership, as "plan assets" for purposes of Title I of ERISA and Section 4975 of the Code ("**Plan Assets**"). Section 3(42) of ERISA defines the term "Plan Assets" to mean plan assets as defined by such regulations as the DOL may prescribe, except that under such regulations the assets of an entity will not be treated as Plan Assets if, immediately after the most recent acquisition of an equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by "Benefit Plan Investors" (the "**Significant Participation Test**"). For purposes of this determination, the value of any equity interest held by a person (other than such a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or any person who provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person, will be disregarded. An entity will be considered to hold Plan Assets only to the extent of the percentage of the equity interest held by Benefit Plan Investors. The term "Benefit Plan Investors" means any employee benefit plan subject to the fiduciary provisions of ERISA, any plan to which the prohibited transaction provisions of Section 4975 of the Code apply (e.g., IRAs), and any entity whose underlying assets include Plan Assets by reason of a plan's investment in such entity (a "**Plan Asset Entity**").

In order to prevent the assets of the Partnership from being considered Plan Assets under ERISA, the General Partner will use commercially reasonable efforts to monitor the investments in the Partnership and prohibit the acquisition or transfer of Partnership Interests by any investor, including a Benefit Plan Investor, unless, after giving effect to such an acquisition or transfer, the total proportion of each class of equity interests in the Partnership owned by Benefit Plan Investors would be less than 25% of the aggregate value of such Class (determined, as described above, by excluding certain Interests held by the General Partner and its affiliates).

Without limiting the generality of the foregoing, in order to limit equity participation in each class of equity interests in the Partnership by Benefit Plan Investors to less than 25%, the General Partner may compel or restrict the withdrawal or redemption of Partnership Interests held by a Benefit Plan Investor. Each investor that is an insurance company acting on behalf of its general account or a Plan Asset Entity will be required to represent and warrant as of the date it invests in the Partnership the maximum percentage of such general account or Plan Asset Entity that will constitute Plan Assets (the "**Maximum Percentage**") so such percentage can be calculated in determining the percentage of Plan Assets invested in the Partnership. Further, each such insurance company and Plan Asset Entity will be required to covenant that if, after its initial investment in the Partnership, the Maximum Percentage is exceeded at any time, then such insurance company or Plan Asset Entity will immediately notify the General Partner of that occurrence and will, if and as directed by the General Partner, in a manner consistent with the restrictions on transfer set forth herein, dispose of some or all of its Partnership Interests.

If the Partnership's assets were considered Plan Assets, then, under ERISA and the Code, the General Partner would be a fiduciary, and certain of their employees, partners and officers, as well as certain affiliates, would become "parties in interest" and "disqualified persons," with respect to the investing Plans, with the result that the rendering of services to certain related parties or the lending of money or other extensions of credit, or the sale, exchange or leasing of property by the Partnership or certain related parties, or the payment of certain fees, as well as certain other transactions, might be deemed to constitute prohibited transactions. Additionally, individual investment in the Partnership by persons who are fiduciaries, or parties-in-interest and disqualified persons, to a Plan might be deemed to constitute prohibited transactions under such circumstances.

Representation by Plans

The fiduciaries of each Plan proposing to invest in the Partnership will be required to represent that they have been informed of and understand the Partnership's investment objectives, policies and strategies and that the decision to invest Plan Assets in the Partnership is consistent with the provisions of ERISA or the Code that require diversification of Plan Assets and impose other fiduciary responsibilities. By its investment, each investor will be deemed to have represented that either (a) it is not a Plan that is subject to the prohibited transaction rules of ERISA or the Code, (b) it is not an entity whose assets include Plan Assets, or (c) its investment in the Partnership will not constitute a non-exempt prohibited transaction under ERISA or the Code.

Ineligible Purchasers

Partnership Interests may not be acquired with Plan Assets if the General Partner, any selling agent, finder, any of their respective affiliates or any of their respective employees: (a) has investment discretion with respect to the investment of such Plan Assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such Plan Assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such Plan Assets and that such advice will be based on the particular investment needs of the Plan; or (c) is an employer maintaining or contributing to such Plan. A party that is described in clause (a) or clause (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Plan Reporting Requirements

The information contained herein and in the other documentation provided to investors in connection with an investment in the Partnership is intended to satisfy the alternative reporting option for "eligible indirect compensation" on Schedule C of the Form 5500, in addition to the other purposes for which such documents were created.

Whether or not the underlying assets of the Partnership are deemed Plan Assets, an investment in the Partnership by a Plan is subject to ERISA and the Code. Accordingly, Plan fiduciaries should consult their own counsel as to the consequences under ERISA and the Code of an investment in the Partnership. Note that similar laws governing the investment and management of the assets of governmental or non-U.S. plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code. Accordingly, fiduciaries of such governmental or non-U.S. plans, in consultation with their counsel, should consider the impact of their respective laws and regulations on an investment in the Partnership.

USE OF PROCEEDS

The table below sets forth information concerning the estimated use of proceeds of the offering. The gross proceeds from the sale of Partnership Interests will be $1,235,000.00 if the Maximum Total Offering Amount is sold. We show the estimated use of proceeds assuming that all sales in the offering are made through the General Partner, who is not paid sales commissions or due diligence fees in connection with such sales, although we may make sales through registered broker-dealers where sales commissions or due diligence fees are paid. Sales commissions or due diligence fees, if any, will be paid by the General Partner, and will reduce the amount of net proceeds it retains from the proceeds in the offering.

Partnership Lease Acquisition, Fees and Expenses	
Asset acquisitions (excluding the General Partner 15% Fixed Fee)	$814,750.00
General Partner 15% Fixed Fee[6]	$185,250.00
Initial Annual Management Fee[7]	$35,000.00
Organizational & Offering Expenses	$200,000.00
Total:	**$1,235,000.00**

(1) This table sets out our estimated use of proceeds for purposes of informing potential investors about the anticipated use of offering proceeds. This table does not address the allocation for federal income tax purposes of the amount paid by an investor for its Partnership Interest.

(2) This table assumes that the Partnership sells Partnership Interests at the Maximum Target Offering Amount. If the Partnership raises less than $1,235,000.00 in the Offering, then the General Partner shall have the right to waive part or all of the payments to it; provided, however, the Partnership shall be obligated to pay the amount of any fixed payments waived by the General Partner to the General Partner from future revenues, including proceeds of asset sales and production payments.

(3) The General Partner will be paid a fixed fee of 15% of the gross amount of subscription proceeds in the offering, as compensation for administering the offering and the Partnership, and in reimbursement of expenses previously incurred and anticipated to be incurred by the General Partner on behalf of the Partnership. To the extent that this payment exceeds the actual internal and external expenses incurred by the General Partner, any excess should be considered compensation to the General Partner. The General Partner may, in its discretion, accept purchases of Partnership Interests net (or partially net) of such expenses or other fees or reimbursements.

[6] The General Partner 15% Fixed Fee is an asset acquisition cost and, accordingly is included in any aggregate asset acquisition estimated percentages contained in this Memorandum.

[7] The Partnership reserves the ability to adjust upward the Management Amount account for annual inflation (beginning one full calendar year after final Closing of the Offering) in an amount equal to the annual U.S. CPI.

MANAGEMENT

The General Partner is managed and owned by ProAK.

Shawn E. Bartholomae. Mr. Bartholomae is a principal of Klondike Enterprises II, LLC and the manager and owner of ProAK. He also holds management positions and direct or indirect ownership interests in numerous other entities that are engaged in oil and gas exploration and development. Mr. Bartholomae attended the University of Texas at El Paso where he majored in business management. His experience lies in the fields of investment counseling in the energy industry and in the marketing of financial products dealing with oil and gas production. From March 1983 through March 1985, Mr. Bartholomae was employed by Teleco, Carrollton, Texas, a telecommunications company and from March 1985 through October 1988, by Business Tele Systems, Addison, Texas, also a telecommunications company. In October 1988, he joined Reef Exploration, Inc., Dallas, Texas in its sales department where he remained until March 1993. From March 1993 through July 1997, he was employed by Western American Securities, Inc., Richardson, Texas, a securities broker-dealer affiliated with Reef Exploration, Inc. where he was a Senior Vice-President and registered representative at the time of his departure in July 1997. In July 1997, Mr. Bartholomae became an officer and shareholder of Prodigy Exploration, Inc., which was formed to sponsor oil and gas drilling programs. After the formation of American Landmark Securities, Inc., by his father in 1997, Mr. Bartholomae also became a registered representative with the firm, thereafter terminating his registration with that firm in October 2007. In January 2001, Mr. Bartholomae founded Prodigy Oil & Gas, LLC, which sponsored oil and gas drilling programs until 2010. Mr. Bartholomae was also a founder of Silver Tusk Oil Company, LLC which was formed in February 2009, and is currently the Chief Executive Officer of Black Lava Resources, LLC, formed in October 2010 to sponsor and participate in oil and gas drilling programs. Information concerning drilling programs recently sponsored by Silver Tusk Oil Company, LLC, Prodigy Oil & Gas, LLC, Prodigy Exploration, Inc. and Black Lava Resources, LLC can be obtained upon request to the General Partner. See "*Legal Proceedings*." The issuer does not have any employees.

DESCRIPTION OF THE SECURITIES

The Partnership is offering Partnership Interests in a Delaware limited partnership. Persons whose subscriptions are accepted in the offering will become limited partners in the Partnership. We sometimes refer to limited partners admitted in the offering as Limited Partners. The Partnership is a tax flow-through entity, which means that all profits and losses are allocated to the partners, who report these items as part of their personal tax returns and pay taxes on their share of profits. Generally, allocations to the Partners are intended to give effect to the rights of the Partners in distributions made by the Partnership. The Partnership retains the right to issue additional Partnership Interests from time to time in connection with any unpaid Capital Call or upon the consent of a Majority-in-Interest.

The Partnership Interests have not been registered under the U.S. Federal Securities Act of 1933 or under the securities laws of any state or other jurisdiction, and may not be transferred unless and until registered under such act and laws or the Partnership has received an opinion of counsel in form and substance satisfactory to the Partnership that such transfer is in compliance therewith. The General Partner may waive the requirement for an opinion of counsel in its discretion. No transfer shall be made which, in the opinion of counsel to the Partnership, would (i) result in the Partnership being considered to have been terminated for purposes of Section 708 of the Code; (ii) would not satisfy any applicable safe harbor under the Regulations from "publicly traded partnership" status; (iii) would result in the assets of the Partnership being considered plan assets for purposes of the Employee Retirement Income Security Act; (iv) would require the Partnership to register as an investment company under the Investment Company Act of 1940; or (v) would otherwise result in materially adverse tax consequences to the Partnership or the Partners. The Partnership may require a Partner desiring to transfer its Partnership Interest to provide an opinion of counsel in form and substance satisfactory to the Partnership that such transaction would not result in the Partnership being considered terminated under the Code and Regulations. The transferee shall provide to the General Partner the transferee's taxpayer identification number and related information of any natural person transferee or control person of any transferee, and any other information reasonably necessary to permit the Partnership to file required tax returns. The transferee shall provide appropriate identifying information regarding itself or any control person and any other information required by the General Partner to comply with any currency transaction laws, financial privacy laws, anti-money laundering laws or similar laws.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This summary is for general information only and is not tax or legal advice. It is not to be construed as tax advice or to be a complete description of all tax considerations relevant to a prospective purchaser. It is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed with respect to the U.S. federal income tax positions described herein. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSIDERATIONS RELEVANT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF A PARTNERSHIP INTEREST UNDER THE U.S. FEDERAL INCOME TAX LAWS AND OTHER U.S. FEDERAL TAX LAWS, AND UNDER THE TAX LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER APPLICABLE TAXING JURISDICTION.

The following is a summary of the material U.S. federal and state income tax considerations that may be relevant to the purchase, ownership, and disposition of a Partnership Interest by U.S. persons (as defined below). This summary does not address all of the tax considerations that might be relevant to a prospective investor's particular circumstances or to prospective investors that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, governmental organizations, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who will hold Partnership Interests as part of a "straddle," hedging transaction, conversion transaction, or other similar integrated transaction for U.S. federal income tax purposes, certain former citizens or residents of the United States, or U.S. persons (as defined below) that have a functional currency other than the U.S. dollar. This summary assumes that each investor will hold the Partnership Interest as a capital asset (generally, property held for investment).

This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "**Code**") and the Texas Tax Code, existing and proposed regulations thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof. These authorities are subject to change, possibly with retroactive effect, which could affect the tax considerations described in this summary. We have not obtained, and have no plans to request, a ruling from the Internal Revenue Service (the "**IRS**") or any other governmental agency or any other person with respect to any of the matters discussed in this summary, and as a result there can be no assurance that the IRS or other applicable tax authorities will agree with the statements made in this summary.

Except to the limited extent set forth below, this summary does not address the special tax considerations that may apply to persons who are not U.S. persons. For this purpose, you are a "**U.S. person**" if you are:

- an individual who is a citizen or resident of the United States;
- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person" (as so defined).

If a partnership (or other entity classified as a partnership for tax purposes) purchases a Partnership Interest, the tax consequences to the partnership and its partners with respect to the partnership's purchase, ownership, and disposition of the Partnership Interest generally will depend on the status of the partner and the activities of the partnership. A prospective investor that is a partnership, and partners of the partnership, should consult their own tax advisors as to the tax considerations relevant to the partnership's purchase, ownership, and disposition of the Partnership Interest.

Except to the extent specifically set forth below, this summary does not address the tax consequences to an investor under the laws of any foreign, state, or local tax jurisdiction, nor does it address the U.S. federal estate and gift tax, or alternative minimum tax, or other non-income tax consequences of the ownership and disposition of a Partnership Interest.

Taxation of Partnership Items

In General

The Partnership expects to be treated as a partnership, rather than a corporation, for federal income tax purposes, and this summary is based on the Partnership's expected classification as a partnership. Unlike a corporation, a partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner reports the partner's share of the partnership's items of income, gain, loss, deduction, and credit ("**Tax Items**") on the partner's own tax return, whether or not the partnership makes any distributions with respect to such Tax Items. As a result, a Partner could be allocated taxable income from the Partnership, not receive any distributions from the Partnership, and be required to use funds from other sources to pay the tax attributable to the Partner's share of Partnership taxable income.

The allocations of Tax Items to Partners under the Partnership Agreement will be given effect for federal income tax purposes if the allocations have "substantial economic effect" or if they are made (or deemed made) in accordance with the Partners' respective interests in the Partnership, taking into account all relevant facts and circumstances. The General Partner believes that the allocation provisions of the Partnership Agreement will be respected for tax purposes. However, if the IRS does not respect an allocation and the Partners' allocable shares of income and loss are adjusted, the Partners or the Partnership could be assessed additional taxes, interest, and penalties.

Organization, Syndication, and Start-Up Expenses

The Partnership will incur expenses in connection with organizing the Partnership ("**organization expenses**"), offering the Partnership Interests for sale to prospective investors ("**syndication expenses**"). In accordance with Section 709 of the Code, the Partnership will elect to amortize its organization expenses over a period of 180 months beginning with the month in which it begins business. Partnership syndication expenses will be capitalized and may not be deducted or amortized.

Depletion Deductions

The owner of an economic interest in an oil or gas property, including an overriding royalty interest, is entitled to a deduction for depletion in connection with the income derived from the production of oil, gas and other minerals from the property. The deduction for depletion for any year with respect to any specific property is the greater of "cost" depletion or "percentage" depletion (if allowable).

Cost depletion is calculated by dividing the adjusted tax basis of the property by the units of reserves existing as of the end of the year and sold during the year, and then multiplying that unit cost by the number of units of sold during the year. Cost depletion cannot exceed the adjusted tax basis of the property to which it relates.

Percentage depletion is generally equal to 15% of gross income attributable to production from a property. The percentage depletion rate with respect to production from "marginal properties" is subject to increase (to a maximum of 25%) by one percentage point for each whole dollar that the reference price for crude oil (i.e., the IRS' estimate of the annual average wellhead price per barrel for all unregulated domestic crude oil production) during the immediately preceding year is less than $20.00 per barrel. The deduction for percentage depletion may not exceed the taxpayer's taxable income from the property (computed without regard to depletion deductions and the production activities deduction). Furthermore, the total amount of percentage depletion for a taxable year may not exceed 65% of the taxpayer's taxable income for such year (computed without regard to depletion deductions, the production activities deduction and certain loss carrybacks). Any percentage depletion deductions disallowed because of this limitation may be carried forward indefinitely (subject to the same limitation in subsequent years). In addition, percentage depletion is only available with respect to that portion of the taxpayer's average daily production which does not exceed 1,000 equivalent barrels (with 6,000 cubic feet of gas being equal to one barrel of oil). Percentage depletion is allowable as a deduction even if the taxpayer has no basis in the property or even after the taxpayer has fully recovered such taxpayer's basis.

To be eligible to use percentage depletion, a taxpayer must qualify as an "independent producer," which is defined as a person who is (a) not engaged, directly or indirectly through related persons, in the retail marketing of oil and gas or oil and gas products (unless the gross receipts from such retail marketing does not exceed $5,000,000 for the taxable year), and (b) not a refiner of crude oil having average daily refinery runs for the taxable year that exceed 75,000 barrels (including refining by certain related persons).

The depletion deduction with respect to a property owned by a partnership must be determined at the partner level rather than at the partnership level. Accordingly, the determination whether cost or percentage depletion is applicable (including the determination whether the independent producer requirement is met) will be made by each Limited Partner, and each Limited Partner will be responsible for computing his own depletion allowance and maintaining records with respect to his share of the basis in Partnership depletable properties. Each prospective investor should consult his personal tax advisor to determine whether percentage depletion will be available to him.

Upon the disposition of a property at a gain, all amounts previously deducted for depletion (whether cost depletion or percentage depletion), to the extent that such amounts reduced the basis in the property, must be recaptured by treating the gain as ordinary income to the extent of such amounts.

Sale of Properties

In general, taxable gain upon the sale or exchange of Partnership assets will be recognized to the extent that any cash and the fair market value of any other property received from the purchaser, plus the amount of any liabilities assumed or taken subject to by the purchaser, exceeds the Partnership's adjusted tax basis for the assets sold or exchanged. Each Partner will be required to include its allocable share of any of the gain recognized by the Partnership from the sale or exchange of the Partnership property on the Partner's federal income tax return. In the case of a disposition by the Partnership of a property that is subject to the allowance for percentage depletion, each Partner must separately determine gain or loss with respect to such property based on the Partner's tax basis in the property.

Substantially all of the properties held by the Partnership for more than one year (other than certain intangibles developed by the Partnership) should qualify as property that gives rise to Section 1231 gains and Section 1231 losses as described in Section 1231 of the Code. The portion of any gain on the sale of such property that constitutes recapture of prior depletion deductions will be characterized as ordinary income under Section 1254 of the Code. A similar recapture rule applies with respect to other cost recovery deductions claimed by the Partnership. The remainder of any gain or loss will constitute Section 1231 gains and Section 1231 losses as described in Section 1231 of the Code and will be separately reported to the Partners. If a Partner's Section 1231 gains for a year exceed the Partner's Section 1231 losses, such gains and losses are treated as long-term capital gains and losses (except that a net Section 1231 gain may be ordinary income to the extent of non-recaptured net Section 1231 losses over the preceding five years). On the other hand, if a Partner's Section 1231 gains for a year do not exceed the Partner's Section 1231 losses, such gains and losses are generally treated as ordinary income and loss.

To the extent gain recognized by the Partnership on the disposition of real property owned by the Partnership for more than one year relates to prior depreciation deductions taken with respect thereto, the Partnership may recognize "unrecaptured Section 1250 gain," which is generally taxable at a rate of 25% and not at the rates applicable to long-term capital gains. In addition, gain on the sale of property will be ordinary income to the extent the gain represents depreciation or cost recovery recapture with respect to the Partnership's depreciation of personal property or certain accelerated depreciation of real property.

Under Section 1061 of the Code, if the General Partner's Partnership Interest is deemed to be an "applicable partnership interest" as defined in Section 1061(c) of the Code, the General Partner's share of any long-term capital gain recognized by the Partnership with respect to Partnership property held for not more than three years might be recharacterized as short-term capital gain. For this purpose, an "applicable partnership interest" is generally defined as an interest in a partnership where (a) the interest is transferred to or held by the taxpayer in connection with the performance of services by the taxpayer or a related person, and (b) the partnership is engaged in any activity conducted on a regular, continuous, and substantial basis which consists, in whole or in part, of raising or returning capital, investing in, or disposing of, specified assets (or identifying specified assets for such investing or disposition), or developing specified assets. The term "specified assets" includes securities, commodities, real estate held for investment, and derivatives on such assets. Absent a technical correction to the Code, it appears that gains classified as long-term capital gains under Section 1231 of the Code are not affected by gain recharacterization rule in Section 1061. If Section 1061 applies to the General Partner's Partnership Interest and to gains recognized by the Partnership, the General Partner may have an incentive to hold Partnership properties for more than three years, which could be contrary to the interests of the Limited Partners. The Limited Partners generally will have no control over the period for which the Partnership will hold its properties.

Partner's Basis for Partnership Interest

A Partner will have an initial tax basis in the Partner's Partnership Interest equal to the Partner's purchase price for the Partnership Interest. That initial tax basis will be increased by the Partner's additional capital contributions (if any), the Partner's share of Partnership income and gains (whether or not taxable, and including gain on the disposition of an oil or gas property by the Partnership separately computed by the Partner), and the Partner's share of Partnership liabilities. The Partner's tax basis for the Partnership Interest will be decreased, but not below zero, by distributions that the Partner receives from the Partnership, the Partner's share of Partnership deductions and losses (whether or not deductible for tax purposes, and including depletion deductions with respect to, and loss on the disposition of, an oil or gas property by the Partnership separately computed by the Limited Partner), and decreases in the Partner's share of Partnership liabilities (to the extent previously included in basis). The Partners' share of Partnership liabilities will be determined under Section 752 of the Code and reported to the Partners by the Partnership. Each Partner is responsible for maintaining records with respect to the Partner's basis in its Partnership Interest.

Partnership Distributions

A Partner generally will not recognize gain or loss upon the receipt of a distribution from the Partnership. A Partner will recognize gain upon the receipt of cash distributions to the extent such distributions during a tax year exceed the adjusted tax basis of the Partner's Partnership Interest. Such gain will generally be taxed as gain from the sale of the Partnership Interest (see *Disposition of a Partner's Partnership Interest*). To the extent a distribution causes the Partner's amount at risk to be reduced below zero, the distribution can give rise to ordinary income to the extent of prior unrecaptured ordinary losses (see *Limitations on Partners' Deduction of Partnership Losses*).

Limitations on Partners' Deduction of Partnership Losses

To the extent the Partnership incurs a loss for any tax year, the ability of a Partner to deduct the Partner's allocable share of the Partnership loss will be subject to various limitations.

Basis and At-Risk Limitations

A Partner's distributive share of Partnership loss is allowed only to the extent such loss does not exceed the lesser of the Partner's adjusted tax basis in the Partner's Partnership interest, or, in the case of an individual and certain closely held C corporations, the amount the Partner is "at risk" with respect to the Partner's Partnership interest at the end of the Partnership year in which the loss occurred. Any loss disallowed by reason of the basis or at-risk limitation may be carried forward and deducted in later taxable years to the extent that the Partner's tax basis or at-risk amount, as the case may be, is increased in such later years (subject to application of the other limitations on losses and deductions).

Each Partner's at-risk amount is initially equal to the amount of money and the adjusted basis of property that the Partner contributes to the Partnership, reduced by any amount of money the Partner borrows to acquire or hold the Partner's Partnership Interest if the lender of such borrowed funds owns an interest in the Partnership, is related to such a person, or can look only to the Partner's Partnership Interest for repayment. The Partner's at-risk amount is increased by the Partner's share of Partnership income and is decreased by the Partner's share of Partnership losses and distributions (in each case whether or not taxable and including income and losses separately computed by the Partner with respect to Partnership oil and gas properties).

If a Partner's at-risk amount is reduced below zero (by distributions or otherwise), the Partner will be required to recognize ordinary income to that extent. The amount of ordinary income recognized under this rule, however, cannot exceed the excess of the losses previously claimed by the Partner over any amounts of ordinary income previously recognized under this rule.

Generally, the at risk limitation applies on an activity-by-activity basis and, in the case of oil or gas properties, each property is treated as a separate activity so that losses or deductions arising from one property are limited to the at risk amount for that property and not the aggregate at risk amount for all the taxpayer's oil or gas properties. The IRS has announced that, until further guidance is issued, it will permit the aggregation of oil or gas properties owned by a partnership in computing a partner's at risk limitation with respect to the partnership. The IRS has also announced that any rules that would impose restrictions on the ability of partners to aggregate will be effective only for taxable years ending after the rules are issued.

Passive Activity Limitations

The Code limits the ability of taxpayers, other than C corporations that are not closely held and are not personal service corporations, to deduct losses and credits from business activities that constitute a "passive activity" with respect to the taxpayer. For affected taxpayers, income from a passive activity can be offset by both active and passive losses from other business activities, but losses from a passive activity may be deducted only against passive activity income. For this purpose, investment income and gains are generally excluded from the calculation of the income or loss from a passive activity and are generally classified as "portfolio" income and expenses.

The Partnership's activities are expected to consist solely of investment activities and are not expected to constitute a passive activity for purposes of the passive activity loss rules.

Net Capital Losses

The Partnership will report to its Partners their allocable shares of the Partnership's net long-term capital gain or loss and net short-term capital gain or loss (if any) for each taxable year, which will be added to the Partner's other long-term and short-term capital gains and losses. A Partner with a net capital loss in either category may first offset the loss against any net capital gain in the other category, and any excess net capital loss of an individual is deductible against up to $3,000 of other net taxable income ($1,500 in the case of a married individual filing separately), utilizing any net short term capital loss first. Any remaining net capital loss of an individual can be carried forward and taken into account as a net capital loss of the same character arising in the succeeding tax year. Net capital losses of a corporation cannot be deducted against other income, but can generally be carried back three taxable years and forward five taxable years.

Interest Expense

Each Partner is allocated a portion of the Partnership's interest expense on any loan incurred by the Partnership. Interest on debt that is properly allocable to a passive activity is treated as a passive activity expense which can only be deducted against passive activity income. See "*Passive Activity Limitations*" above. Interest on debt that is properly allocable to property held for investment is subject to the investment interest limitations. Individuals may deduct investment interest only to the extent of the individual's net investment income.

If a Partner borrows to directly finance an investment in Partnership Interest, or funds the investment in Partnership Interest by drawing funds from an account securing repayment of, or holding the proceeds of, borrowed funds, all or a portion of the underlying debt could be treated as allocable to the Partner's investment in Partnership Interest. Interest expense on such debt must be allocated among the assets of the Partnership using a reasonable method. The Partner's interest expense allocable to Partnership investment assets is accounted for in the same manner as such interest expense incurred by the Partnership (as discussed in the preceding paragraph).

Limitations on Itemized Deductions

In the case of a non-corporate taxpayer for taxable years beginning after December 31, 2017 and before January 1, 2026, no deduction is allowed for miscellaneous itemized deductions. For this purpose, miscellaneous itemized deductions means all itemized deductions other than the deductions for interest, taxes, charitable gifts, and other items specified in Code. Itemized deductions do not include deductions attributable to a trade or business carried on by the taxpayer (or carried on by a partnership in which the taxpayer holds an interest) other than as an employee, or deductions for losses from the sale or exchange of property. For taxable years beginning after December 31, 2025, miscellaneous itemized deductions of non-corporate taxpayers are allowable only to the extent that they exceed 2% of the taxpayer's adjusted gross income. In addition, certain high income individuals are subject to an overall limitation on certain itemized deductions, including miscellaneous itemized deductions.

The Partnership expects that the portion of its deductions subject to the limitations applicable to itemized deductions will not be material, but there can be no assurance that the IRS will not challenge the classification of certain Partnership deductions. For example, the IRS could contend that any distributions made by the Partnership to the General Partner in excess of distributions proportionate to the General Partner's investment in the Partnership constitute a fee. If this position were sustained, all or a portion of the Partners' allocable shares of such fee could be subject to the limitations on itemized deductions as described in the preceding paragraphs.

Alternative Minimum Tax

A tax equal to the greater of a taxpayer's "regular tax" or "alternative minimum tax" is imposed under Section 55 of the Code. Certain tax items of Partners attributable to the Partnership, such as the excess of percentage depletion over the cost basis of the Partnership's oil and gas properties, could give rise to adjustments or tax preference items that could impact the calculation of the Partner's alternative minimum tax and increase the amount of tax that would otherwise be payable by the Partner with respect to the Partner's share of Partnership regular taxable income. In that regard, for taxable years beginning after December 31, 2017 and before January 1, 2026, applicable alternative minimum tax exemption amounts were increased significantly.

Disposition of a Partner's Partnership Interest

Upon the sale or other taxable disposition of a Partner's Partnership Interest (including a redemption by the Partnership for cash), the Partner will recognize gain or loss in an amount equal to the difference between the amount realized by the Partner for the Partnership Interest (excluding any amounts realized attributable to Partnership "hot assets," as discussed below) and the Partner's tax basis for the Partnership Interest. The Partner's tax basis for the Partnership Interest is increased (or decreased) to take into account the Partner's allocable share of Partnership tax items for the portion of the Partnership's taxable year ending on the disposition date. The Partner's tax basis for the Partnership Interest and the amount realized upon the disposition of the Partnership Interest will also take into account the Partner's allocable share of Partnership liabilities. Any recognized gain or loss is generally treated as treated as long-term capital gain or loss to the extent the Partner has held its Partnership Interest for more than one year. As noted above, a Partner's deduction for any capital loss may be limited. See *Limitations on Partners' Deduction of Partnership Losses – Net Capital Losses*.

In measuring whether a Partner has held its Partnership Interest for more than one year, if the Partner has made net contributions to the Partnership during the one-year period ending on the date of disposition, the Partner is treated as holding a portion of the Partner's aggregate Partnership Interest for one year or less based on the ratio of (a) the fair market value of the Partner's Partnership Interest acquired in exchange for Capital Contributions to the Partnership during the one-year period ending on the date of the distribution to (b) the fair market value of the Partner's entire Partnership Interest immediately prior to such disposition. For this purpose, the Partner may treat any distributions occurring during such one-year period as reducing any contributions during such one year period on a last-in first-out basis. The rules for computing the holding period for a Partner's Partnership Interest may cause a Partner to recognize short-term capital gain with respect to a disposition even though the gain is economically attributable solely to Partnership Interest, or underlying Partnership assets, held for more than one year.

Special rules may apply if a Partner receives property other than cash in redemption of the Partner's Partnership Interest, but it is not expected that the Partnership will make any such redemption in kind.

Amounts realized by the Partner on a taxable disposition of a Partnership Interest that are attributable to Partnership "unrealized receivables" or "inventory items" (as defined in Section 751 of the Code and commonly referred to as "**hot assets**") are excluded from the calculation of capital gain or loss on the disposition and are instead treated as ordinary income. Hot assets generally include any Partnership assets that would give rise to ordinary income if sold by the Partnership, including depletable property to the extent of depletion recapture treated as ordinary income. A Partner can recognize ordinary income on the disposition of a Partnership Interest even if the disposition otherwise results in a loss.

A Partner that transfers Partnership Interest will generally be required to notify the Partnership regarding the transfer, and the Partnership will be required to file certain information reports with the IRS and the Partner regarding the transfer. The information reports are intended to ensure that any ordinary income arising from the transfer is properly reported by the Partner to the IRS.

Section 754 Election

Section 754 of the Code permits the Partnership to make an election to adjust the tax basis of Partnership property on the distribution of property by the Partnership to a Partner and on a Partner's transfer of Partnership Interest by sale or exchange or by death. In the case of a transfer of Partnership Interest, the general effect of a Section 754 election is that the Partnership adjusts the tax basis of its assets, with respect to the transferee only, by the difference between the transferee's adjusted basis for the Partnership Interest acquired and the transferee's proportionate share of the Partnership's unadjusted basis for its assets. The adjustment is generally allocated to the assets based upon the fair market value of the assets at the time of the transfer of the Partnership Interest. Any such election, once made, cannot be revoked without the consent of the IRS. Under the terms of the Partnership Agreement, the General Partner, in its discretion, may make a Section 754 election but is not required to do so.

In the absence of a Section 754 election, a person proposing to purchase Partnership Interest at a premium to a Partner's proportionate share of the Partnership's tax basis for its assets will not obtain a stepped up tax basis for the premium paid, which might cause the purchaser to discount the purchase price for the Partnership Interest. Likewise, if a Partner dies during a year in which the Partnership does not have a Section 754 election in effect, the Partnership will not adjust the tax basis for the decedent's proportionate share of the Partnership's assets.

An adjustment to the basis of Partnership property is mandatory upon the distribution of property by the Partnership to a Partner if there is a substantial basis reduction, and is also mandatory upon a Partner's transfer of a Partnership Interest by sale or exchange or by death if the Partnership has a substantial built-in loss immediately after the transfer. A substantial basis reduction results if a downward adjustment of more than $250,000 would be made to the basis of Partnership assets if a Section 754 election were in effect. A substantial built-in loss exists if either (a) the Partnership's adjusted basis in its assets exceeds the fair market value of such assets by more than $250,000, or (b) the transferee of Partnership Interest would be allocated a loss of more than $250,000 if the Partnership's assets were sold for cash equal to their fair market value immediately after the transfer. The effect of the mandatory adjustment is the same as if the Partnership had a Section 754 election in effect.

Tax on Net Investment Income

In the case of individuals, a 3.8% tax is imposed for each taxable year on the lesser of (a) net investment income for the year or (b) the modified adjusted gross income for such year in excess of a threshold amount ($250,000 if married filing jointly or a "surviving spouse," $125,000 if married filing separately, and $200,000 in other cases). In the case of estates and trusts, a 3.8% tax is imposed for each taxable year on the lesser of (a) undistributed net investment income for the year or (b) the adjusted gross income for such year in excess of the dollar amount at which the highest tax bracket for estates and trusts begins for such year ($12,750 for 2019). It is likely that net income or net loss recognized by a Partner that is an individual or a trust or estate with respect to the Partnership's operations or with respect to a taxable disposition of Partnership Interest will generally be taken into account in computing the Partner's net investment income (subject to applicable limitations on loss deductions).

Information Returns

The Partnership will file an annual information return on Form 1065 using the calendar year as its taxable year. The Partnership intends to furnish each Partner certain tax information, including a Schedule K-1, setting forth each Partner's share of the Partnership's income, gain, loss, and deduction for the preceding Partnership taxable year, and information necessary to compute each Partner's depletion deductions with respect to the Partnership's depletable properties. Each Partner is required to treat Partnership tax items on the Partner's tax return in a manner consistent with the tax treatment of the items on the Partnership's information return.

The Partnership may not be able to deliver Schedules K-1 (and corresponding state schedules) to Partners for each taxable year of the Partnership prior to April 15th of the following taxable year. Accordingly, Partners may be required to obtain extensions for filing their federal, state and local income tax returns each year.

Tax Audits and Appeals

If the Partnership's federal income tax information return is audited by the IRS, the tax treatment of all Partnership tax items will be determined at the Partnership level in proceedings controlled by the General Partner as the Partnership's designated "partnership representative" (referred to in the Partnership agreement as the "**Tax Matters Partner**"). A Partner is generally not entitled to notice of, or entitled to participate in, any such proceeding, and is generally bound by any actions taken by the partnership representative in the proceeding. However, under the Partnership Agreement, the General Partner, in its capacity as Tax Matters

Partner, is required to notify all Partners of any proceedings commenced by the IRS, and to furnish all Partners periodic reports at least quarterly on the status of such proceedings.

If the IRS proposes adjustments to the Partnership's reported tax items, the proposed adjustments will be set forth in a "notice of proposed partnership adjustment," which will include a calculation of an "imputed underpayment" generally representing an amount of tax due based on the net positive taxable adjustments multiplied by the highest rate of federal income tax in effect for the Partnership's taxable year to which the adjustments relate (the "**reviewed year**") plus any adjustments to tax credits reported by the Partnership. The notice of proposed partnership adjustment will also include any applicable penalties, which will be determined at the Partnership level (including the determination of any Partner-level defenses). The General Partner may request modifications to the proposed adjustments and imputed underpayment based on various factors, including amended returns filed by Partners for the reviewed year (or certain "pull-in" procedures in lieu of amended returns), adjustments allocable to tax-exempt partners, and tax rates applicable to adjustments allocable to Partners who are corporations (in the case of ordinary income adjustments) or individuals (in the case of capital gain adjustments). Any remaining imputed underpayment and applicable penalties will be set forth in a notice of final partnership adjustment.

The Partnership may challenge a notice of final partnership adjustment by filing a petition for readjustment with an applicable U.S. federal court within 90 days after the issuance of the notice. If the Partnership does not file a petition for readjustment, the IRS will generally assess and collect the imputed underpayment and penalties (as set forth in the notice) from the Partnership as if it were a tax imposed on the Partnership for the year in which the notice of final partnership adjustment is mailed (the "**adjustment year**"). If the Partnership files a petition for readjustment, the imputed underpayment and penalties will be determined by the court (including normal rights of appeal) and generally assessed and collected by the IRS in the same manner as amounts determined in the notice of final partnership adjustment. Interest is generally imposed on the imputed underpayment and penalties from the return due date for the reviewed year to the return due date for the adjustment year, and thereafter in the same manner as a tax deficiency for the adjustment year. Any imputed underpayment and applicable penalties paid by the Partnership will be treated as a non-deductible expense of the Partnership. The Partnership Agreement provides that each Partner and former Partner for the reviewed year must pay or reimburse the Partnership for their allocable shares of any imputed underpayment payable by the Partnership in proportion to their respective Partnership Interests for the reviewed year and the imputed tax underpayment will be based on distribution waterfall priorities and will be determined taking into account any modifications to the proposed imputed underpayment and penalties by reason of the status of, or any elections or returns filed by, the affected Partners.

As an alternative to the Partnership paying the imputed underpayment amount and applicable penalties set forth in the notice of final partnership adjustment and seeking reimbursement from the Partners and former Partners (if any) for the reviewed year, the Partnership may elect with respect to any reviewed year to "push out" the adjustments and penalties to the persons who were Partners for the reviewed year. The Partnership will provide each affected Partner with a statement setting forth such Partner's share of the audit adjustments and penalty amounts. Each Partner is then required to pay an additional tax for the taxable year in which the partner receives the statement, rather than filing amended returns for the year to which the adjustments relate and any other intervening affected years (the "**applicable tax years**"). The additional tax is generally based on the amount of tax underpaid for the applicable tax years. The Partner is also required to pay interest on the additional tax generally measured from the return due date for the applicable tax years at an interest rate 2% points higher than generally applicable.

The audit rules described above were enacted in late 2015, became effective for taxable years beginning on and after January 1, 2018, and were substantively amended in March 2018. There is significant uncertainty regarding how these rules will be applied and how they will impact the Partnership and its Partners. If the Partnership's tax items are adjusted (including reallocations of tax items among Partners), any resulting liability (including interest and penalties) imposed on the Partnership or on the Partners could be greater than if the tax items had been correctly reported on the original return or had been corrected through audit proceedings or amended returns at the Partner level. Moreover, to the extent the Partnership pays any imputed underpayment amount or related interest and penalties, the Partners having primary liability for the economic burden of the payment (generally, the Partners for the adjustment year) may be different from the Partners to whom the adjustments relate (i.e., the Partners for the reviewed year). While the General Partner will use reasonable efforts to cause the Partnership's tax items to be correctly reported on its original returns, due to the complexity of the U.S. federal income tax rules, there can be no assurance that the Partnership's tax items will not be adjusted or reallocated after filing. There can likewise be no assurance that the economic effect of any such adjustments will be borne by the Partners to which the adjustments relate.

Reportable Transactions

The Code imposes various reporting obligations on persons that participate in any transaction, investment, entity, plan, or arrangement that the IRS determines has the potential for tax avoidance or evasion ("**reportable transactions**"). A penalty is imposed for any failure to provide the required disclosure and to maintain relevant information regarding the transaction, without regard to whether the underlying tax position is sustained or results in any reduction in tax. A penalty is also imposed for any reduction in taxable income that results from certain reportable transactions if the underlying tax position is not sustained, and the penalty is increased if the reporting requirements with respect to the transaction were not satisfied.

An investment in a Partnership Interest should not be a reportable transaction. However, a sale or other disposition of a Partnership Interest or Partnership assets at a significant loss (generally, in excess of $2 million in any single tax year or $4 million in any combination of tax years) could give rise to a reportable transaction. While the Partnership does not anticipate engaging in transactions that are, or might be interpreted as, reportable transactions, there can be no assurance that this will be the case. If the Partnership engages in a reportable transaction, both the Partnership and the Partners would generally be required to file a disclosure statement with their respective tax returns, with a copy to the IRS Office of Tax Shelter Analysis, providing detailed information regarding the transaction. Each Partner would be liable for any penalties imposed for any failure of the Partner to comply with the reportable transaction reporting requirements.

The Code also imposes reporting and information maintenance obligations on material advisors with respect to reportable transactions, including the obligation to maintain lists of persons advised with respect to such transactions. Even if the Partnership determines that a transaction is not a reportable transaction, a material advisor with respect to the transaction could take a different view and may report the transaction to the IRS, potentially triggering penalties on the Partnership and the Partners.

Tax-Exempt Partners

If an entity exempt from taxation under Section 501 of the Code is a partner in a partnership that is engaged in a trade or business not substantially related to the tax-exempt entity's exempt function, the tax-exempt entity's distributive share of partnership income (other than dividends, interest, royalties, certain rents, capital gains and certain other items) will be treated as UBTI. In addition, if a tax-exempt entity is a partner in a partnership that owns property acquired with borrowed funds, or if the tax-exempt entity itself borrows to invest in a partnership, the tax-exempt entity's share of partnership income (including dividends, interest, royalties, rent and capital gains) attributable to such property could be treated as UBTI.

The Partnership expects that its income will be of a type that is excluded from the definition of UBTI. However, because the Partnership may incur debt, there is no assurance that the Partnership will not generate UBTI at some point over the life of the Partnership. The characterization of the Partnership's income as UBTI may have a significant effect on an investment in Partnership Interest by a tax-exempt entity and may make investment in Partnership Interest inappropriate for certain tax-exempt entities.

Non-U.S. Partners

The Partnership may have Partners that are not U.S. Persons ("**Non-U.S. Partners**"), in which case the Partnership would be required to remit withholding taxes with respect to royalties received by the Partnership and allocable to Non-U.S. Partners (generally at a rate of 30% of the gross amount of the royalties, subject to possible reduction under applicable treaties). In addition, such Non-U.S. Partners' allocable share of gain from the sale of the Partnership properties, or their gain from a sale of their Partnership Interest, may be deemed to be income effectively connected with the conduct of a trade or business within the United States under Section 897 of the Code and subject to U.S. income tax at the same graduated rates as applicable to U.S. persons. Such income taxes are generally collected through withholding taxes under Section 1445 of the Code. A Non-U.S. Partner who is an individual may also be subject to U.S. (and potentially state) estate tax with respect to the value of a Partnership Interest held at death.

Based on the foregoing, an investment in a Partnership Interest may not be appropriate for persons who are not U.S. persons.

CONFLICTS OF INTEREST AND TRANSACTIONS WITH RELATED PARTIES

Conflicts of Interest

Each Partner acknowledges that there may be situations in which the interests of the Partnership may conflict with the interests of the General Partner or any affiliate. Each Partner agrees that the activities of the General Partner and any affiliate specifically authorized by or described in the Partnership Agreement may be engaged in by the General Partner or any such affiliate and will not, in any case or in the aggregate, be deemed a breach of the Partnership Agreement or any duty owed by the General Partner or any such affiliate to the Partnership or to any Partner. Each Partner agrees that the General Partner is entitled to act in its discretion in any situation posing a conflict of interest, and further agrees that the Partner will not assert a claim arising out of any of the following actual or potential conflicts of interest.

General Partner Compensation

General Partner Interest. The General Partner will have the right to receive 15% of each distribution by the Partnership.

Non-Contingent Fees. The Partnership will pay the General Partner fees regardless of the success of the Partnership. See “Compensation to the General Partner” in *Summary of the Offering* and *Use of Proceeds*.

Third Party Expenses and General Partner Reimbursements. All third party expenses relating to the acquisition, operation, management and disposition of the Partnership’s assets will be paid by the Partnership directly or through reimbursement of the General Partner or its affiliates. The Partnership will also reimburse the General Partner and its affiliates for certain expenses. See “Fund Expenses” in *Summary of the Offering* and *Use of Proceeds*.

Terms of the Offering. Substantially all of the terms of this offering were determined by us prior to the formation of the Partnership. Such terms included, without being an exclusive listing thereof, the following matters: (a) the determination of the structure of the Partnership; (b) the amounts to be paid or reimbursed by the Partnership to the General Partner; (c) the absence of any Capital Contributions expected of the General Partner; and (d) the extent to which the General Partner will participate in distributions by the Partnership. Such terms were not negotiated with the Limited Partners and such transactions may be deemed to have been entered into without the benefit of arms-length negotiations.

No Limited Partner Participation in other Activities. The General Partner and its affiliates may engage for their own account or for the account of others, including other investors, in all aspects of the oil and gas, real estate or any other legal business. The General Partner or its affiliates may begin or continue such activities, individually, jointly with others, or as owners or managers of any person; and shall not be required to permit the Partnership or the partners to participate in any other such activities in which any General Partner or any affiliate may be interested or share in any profits or other benefits therefrom, solely by virtue of being a partner in the Partnership. The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture or operation of the General Partner or any Partner, and no Partner shall have any obligation to the others with respect to any opportunity to engage in any business.

Transactions with Affiliates. In addition to the proposed purchase from Shawn Bartholomae, the General Partner shall have the right to cause the Partnership to enter into transactions with any other entity of which the General Partner is the manager, general partner or advisor or with entities which such other entity controls or invests in, in each case on terms which are fair to each party taking into consideration such factors as the General Partner shall determine in its discretion.

Sales by the General Partner. Partnership Interests will be offered and sold through the General Partner, which may have a conflict of interest in recommending the investment. The General Partner does not intend to undertake to determine whether the Partnership Interests are the optimal investment, generally or for any particular customer.

Allocation of Time and Personnel. The General Partner, its affiliates and employees shall devote so much of their personnel and time to the affairs of the Partnership as in their judgment the conduct of the Partnership business shall reasonably require. The General Partner, its affiliates and employees shall not be obligated to do or perform any act or thing in connection with the business of the Partnership not expressly set out in the Partnership Agreement. Notwithstanding anything to the contrary in the Partnership Agreement, the managers and employees of the General Partner and any affiliate of the General Partner will be permitted to perform similar duties for any other entity.

Employment of Others. The General Partner may, from time to time, employ any person to render services to the Partnership on such terms and for such compensation as the General Partner may determine in its discretion, including, without limitation, geologists, engineers, attorneys, accountants, brokers or finders, and landmen, regardless of whether the General Partner also has the internal expertise to provide such services. Such persons may be affiliates of the General Partner or any other Partner. Persons retained, engaged or employed by the Partnership may also be engaged, retained or employed by and act on behalf of any Partner or any affiliate.

No Capital at Risk. As the General Partner is not required to make any capital contribution to the Partnership, it does not bear a risk of loss commensurate with its investment. In addition, its Net Distribution Interest may create an incentive for it to engage in riskier, but potentially more rewarding, investments or in investments that are more speculative than it might otherwise make.

Legal Representation. Counsel for the General Partner in connection with this offering does not represent the Partnership or the Limited Partners, and may be replaced at any time by the General Partner. No independent legal counsel will be retained to represent the Partnership or the Limited Partners. Counsel to the General Partner does not undertake to monitor the compliance of the General Partner or the Partnership with the provisions of the Partnership Agreement or with the investment program and terms set out in this Memorandum or with applicable laws.

LEGAL PROCEEDINGS

On May 11, 2009, a lawsuit was filed in the Texas State District Court in Tarrant County, Texas styled "William R. Haney, Sr. v. Prodigy Oil & Gas, LLC and Shawn E. Bartholomae." The lawsuit sought the recovery of sums invested by a Massachusetts resident in various oil and gas drilling programs sponsored by Prodigy Oil & Gas, LLC, an affiliate of Prodigy Exploration, Inc. The lawsuit asserted that the Defendants had violated various state and federal common laws and statutory laws in connection with the offer and sale of interests in these drilling programs. Following the filing of the action, the Defendants moved to compel the lawsuit to arbitration. The Defendants were successful in doing so, and on April 17, 2012, the investor filed a claim with the American Arbitration Association against the named parties identical to his lawsuit filed in Texas State District Court in Tarrant County. On May 21, 2012, Prodigy Oil & Gas, LLC and Mr. Bartholomae filed their answering statement to Mr. Haney's claim and filed a counterclaim alleging his claim violated his agreements with Prodigy Oil & Gas, LLC and that his claim was without merit.

Thereafter, on December 4, 2012, the investor voluntarily agreed to dismiss his claim before the American Arbitration Association, with prejudice, and in return, Prodigy Oil & Gas, LLC and Mr. Bartholomae agreed to dismiss their counterclaim. Neither party paid any monetary amount in return for the mutual agreement to dismiss.

Two days later, on December 6, 2012, the Massachusetts Securities Division (the "**Division**") filed an administrative complaint against Prodigy Oil & Gas, LLC and Mr. Shawn Bartholomae alleging various violations of the Massachusetts Uniform Securities Act in connection with sales of interests in those drilling programs to the "Massachusetts investor." Neither Prodigy Oil & Gas, LLC nor Mr. Bartholomae were ever contacted by the Division concerning any of their activities in the state of Massachusetts. The Complaint sought an order directing that Prodigy and Mr. Bartholomae cease and desist from offering or selling securities in Massachusetts unless the securities were properly registered or were offered for sale and sold pursuant to an exemption from registration under the Massachusetts Securities Act.

Prodigy Oil & Gas, LLC and Mr. Bartholomae vigorously contested the action. They were of the view that the allegations made by the Division were not supported by the facts nor applicable law.

On September 15, 2015, following over two and one-half years of litigation involving the Massachusetts action, Prodigy Oil & Gas, LLC and Mr. Bartholomae agreed to the entry of a Consent Order in which it was found that Prodigy Oil & Gas, LLC had failed to file two Form Ds in Massachusetts as required pursuant to Massachusetts law. They were ordered to pay an administrative fee of $1,500 to the Division and to offer a refund to the Massachusetts investor of one of his investments. No other violations of law were found by the Division to have occurred.

On January 27, 2012, a lawsuit was filed in the Texas State District Court in Dallas County, Texas styled "William Hall, et al vs. Prodigy Oil & Gas, LLC, et al." The lawsuit named seven Defendants that include Prodigy Oil & Gas, LLC, Prodigy Exploration, Inc., Mr. Shawn Bartholomae and Mr. Alan Bartholomae (the "**Prodigy Defendants**"). The lawsuit sought the recovery of an unspecified amount of damages from the Defendants whom the Plaintiffs alleged violated various Texas statutes and common laws in connection with the offer and sale of interests in various drilling programs to the Plaintiffs. The Prodigy Defendants filed a counterclaim against the Plaintiffs, alleging that the Plaintiffs had violated agreements with Prodigy Oil & Gas, LLC and Prodigy Exploration, Inc. and that the Plaintiff's claims had no merit. A settlement of this matter between the Plaintiffs and the Defendants was reached in June 2013.

On March 11, 2009, the Pennsylvania Securities Commission (the "**Commission**") issued a Summary Order to Cease and Desist (the "**Summary Order**") against Prodigy Oil & Gas, LLC and its managing member, Mr. Shawn Bartholomae. The Summary Order was issued after allegations were made by the Commission that a Pennsylvania resident had been contacted concerning a drilling program sponsored by Prodigy Oil &

Gas, LLC. The Summary Order was issued *ex parte*, that is, without notice beforehand to Prodigy Oil & Gas, LLC or Mr. Bartholomae. The parties named in the Summary Order chose not to contest the entry of the Summary Order due to the time, effort and expense that both believed would be incurred. The Summary Order recited, in part, that...

> "The materials failed to disclose that on March 7, 2007, the Department of Corporations of the State of California issued a Desist and Refrain Order against Respondents Prodigy Oil & Gas, LLC and Bartholomae prohibiting them from making offers or sales of securities in the State of California unless they are qualified or exempt from qualification,"

and as such, violated the anti-fraud provisions of the Pennsylvania Securities Act.

Contrary to the allegations set forth in the Summary Order, the drilling program referenced in the Summary Order did, in fact, contain disclosure of the Order issued by the California Department of Corporations. It was unclear to Prodigy Oil & Gas, LLC and Mr. Bartholomae as to why the Pennsylvania Securities Commission recited this "failure to disclose," which clearly contradicted the written disclosures provided to prospective investors in the drilling program in question.

The Summary Order merely directs that Prodigy Oil & Gas, LLC and Mr. Bartholomae refrain from offering and selling interests in the specific drilling program referenced in the Summary Order in violation of the registration and anti-fraud provisions of the Pennsylvania Securities Act. The Summary Order did not, and does not, preclude Prodigy Oil & Gas, LLC or Mr. Bartholomae from engaging in activities in the State of Pennsylvania in compliance with Pennsylvania law.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or other comparable terminology. Because of various risks and uncertainties, including those set forth above, actual events or results or the actual performance of the Partnership may differ materially from those reflected or contemplated in such forward-looking statements.

Note that updates the progress of the issuer in meeting the Target Offering Amount or any other Offering changes may be found here: invest.klondike.com.

PRIVACY POLICIES AND PROCEDURES

The General Partner may collect nonpublic personal information from the Limited Partners in the course of its business. The confidentiality and privacy of such information is respected by the General Partner and a high priority is placed on maintaining the confidentiality and security of such confidential information. The Subscription Agreement contains a notice regarding and sets out a summary of the Partnership's privacy policy.

ANTI-MONEY LAUNDERING POLICY

As part of the Partnership's, the General Partner's and each Limited Partner's responsibility for the prevention of money laundering under the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (the "**PATRIOT Act**") and similar laws in effect in foreign countries, the General Partner may require a detailed verification of a prospective Limited Partner's identity and the source of such prospective Limited Partner's Capital Contributions. In the event of delay, or failure, by a prospective Limited Partner to produce any such information required for verification purposes, the General Partner may refuse to accept the subscription and any monies relating thereto. In addition, each prospective Limited Partner will be required to represent and warrant to the Partnership, the General Partner, among other things, that (a) the proposed investment by such prospective Limited Partner will not directly or indirectly contravene U.S. federal, state, international or other laws or regulations, including the PATRIOT Act, (b) no capital contribution to the Partnership by such prospective Limited Partner will be derived from any illegal or illegitimate activities, (c) such prospective Limited Partner is not a country, territory, person or entity named on a list promulgated by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") prohibiting, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals, nor is such prospective Limited Partner or any of its affiliates a natural person or entity with whom dealings are prohibited under any OFAC regulations and (d) such prospective Limited Partner is not otherwise prohibited from investing in the Partnership pursuant to other applicable U.S. anti-money laundering, anti-terrorist and foreign asset control laws, regulations, rules or orders. Each Limited Partner will be required to promptly notify the General Partner if any of the foregoing will cease to be true with respect to such Limited Partner.

As a result of the above-described anti-money laundering laws and regulations, the General Partner may from time to time request (outside of the subscription process), and the Limited Partners will be obligated to provide to the General Partner, as applicable, upon such request, additional information as from time to time may be required for the Partnership, the General Partner and the Limited Partner to satisfy their respective obligations under these and other laws that may be adopted in the future. Also, the General Partner may from time to time be obligated to file reports with various jurisdictions with regard to, among other things, the identity of the Partnership's Limited Partners and suspicious activities involving the Interests.

If it is determined that any Limited Partner, or any direct or indirect owner of any Limited Partner, is a person identified in any of these laws as a prohibited person, or is otherwise engaged in activities of the type prohibited under these laws, the General Partner may be obligated, among other actions to be taken, to withhold distributions of any funds otherwise owing to such Limited Partner or to cause such Limited Partner's Interest to be cancelled or otherwise redeemed (without the payment of any consideration in respect of such Interest).

Please also see the related section of this Memorandum regarding the recently adopted U.S. Corporate Transparency Act.

ANTI-CORRUPTION

As part of the Partnership's, the General Partner's and each Limited Partner's responsibility to avoid corrupt acts and practices under applicable United States law and similar anti-corruption laws outside of the United States, the General Partner may require certification from prospective Limited Partners that the prospective Limited Partner (and any of prospective Limited Partner's officers, directors, employees, agents or other representatives) has not performed or will not perform any of the following acts in connection with the making of investment in the Partnership, including without limitation, paying, offering or promising to pay, or authorizing the payment of, any money, or giving or promising to give, or authorizing the giving of, any services or anything else of value, either directly or through a third party, to any official or employee of any government, or of any agencies or subdivisions thereof, or of any governmental instrumentalities, or to any political party or official thereof or to any candidate for political office for the purpose of (a) influencing any act or decision of that person in his official capacity, including a decision to fail to perform his official functions with such government or instrumentalities, or (b) inducing such person to use his influence with such government or instrumentalities to affect or influence any act or decision thereof. Each Limited Partner will be required to promptly notify the General Partner if any of the foregoing has occurred with respect to such Limited Partner.

In conjunction with the above-described anti-corruption laws, the General Partner may from time to time request (in addition to the subscription process), and the Limited Partners will be obligated to cooperate with such request, additional information or certification regarding such Limited Partner's compliance with applicable anti-corruption laws. The General Partner may be required to file reports with various jurisdictions regarding any violation of applicable anti-corruption laws. If it is determined that any Limited Partner has violated any applicable anti-corruption laws, the General Partner may be obligated to, among other actions to be taken, withhold distributions of any funds that may be owed to such Limited Partner or to cause such Limited Partner's Interests to be cancelled or otherwise redeemed (possibly without payment of any consideration for such Interests).

CORPORATE TRANSPARENCY ACT COMPLIANCE

As described below, the Partnership and/or the General Partner may be required to comply with the disclosure requirements of the U.S. Corporate Transparency Act ("**CTA**"). In that event, each Limited Partner agrees, under the Partnership Agreement, to promptly comply with any reasonable request(s) from the General Partner regarding Limited Partner information necessary for the Partnership and/or General Partner to comply with the CTA.

General Background (What is the CTA)[8]

The CTA, effective on January 1, 2024, was enacted as part of the enhanced federal anti-money laundering legislation enacted in 2020.[9] The CTA requires any business entity that is deemed to be a 'reporting company' under the CTA ("**Reporting Company**") to:

- report certain "beneficial ownership" information to the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("**FINCEN**");
- provide information about who created the entity under any state filing or registered a foreign entity to do business in the United States (the authorized person creating an entity is designated under the CTA as the "**Applicant**" as described below);[10] and
- generally report within 30 days any change to previously reported information provided to FINCEN.

Penalties for noncompliance with the requirements of the CTA can be severe. Anyone (including the Partnership) who provides false information or fails to comply with reporting requirements is subject to civil penalties up to $500 for each day the violation continues. Violators may also be subject to imprisonment up to two years and criminal fines up to $10,000.

Reporting Company Definition under the CTA

The CTA defines Reporting Company in very broad terms. Under the CTA, a Reporting Company is any U.S. entity (e.g., corporation, a limited liability company, partnership or other entity formed under state law) that is formed by filing documents with a secretary of state or similar office of a state (or Indian tribe) or any entity formed under the law of a foreign country that is then registered to do business in the United States. The FINCEN implementing regulations provide a list of 23 exempted entities from the CTA Reporting Company requirements. The General Partner and/or the Partnership will be required to provide Partnership, BOI and Applicant information to FINCEN unless one or more of these listed 23 exemptions applies to the Partnership.

*Beneficial Owner Information ("**BOI**")*

The CTA defines "beneficial ownership" generally as any individual who directly or indirectly exercises substantial control over the Reporting Company or owns or controls at least 25 percent of the ownership interests of the Reporting Company. An individual deemed to be exercise "substantial control" over an entity

[8] This discussion is intended to be only a summary disclosure regarding the CTA and contains only a high-level summary outline of the CTA requirements and its implementing regulations. In no event is this CTA related disclosure intended to be comprehensive in scope or content. This disclosure is not to be construed as providing advice or guidance of any nature whatsoever.

[9] Enacted pursuant to the National Defense Authorization Act for Fiscal Year 2021 (31 U.S.C. § 5336).

[10] Applicant information disclosures only applies to an entity formed after January 1, 2024.

if the individual (i) serves as a senior officer, (ii) has authority over the appointment or removal of a senior officer or a majority of the board of directors, or (iii) directs, determines, or has substantial influence over important business decisions. Absent one or more of the CTA exemptions applying to an entity, such entity will be a covered Reporting Entity and, in turn, is required to timely provide and update entity information (including Applicant information) and BOI to FINCEN.

Applicant Information

In addition to beneficial owners identified above, Reporting Company Applicants are also required to submit beneficial ownership information within 90 days of entity formation. There are two categories of company Applicants:

- Category One (the "direct filer") is the individual who directly filed the document that created the reporting company. This individual would have actually physically or electronically filed the document with the secretary of state or similar office (outside filing for a fee services providers are generally not considered to be a direct filer).

- Category Two is an individual who was primarily responsible for directing or controlling the filing of the creation or first registration document. This individual is a Reporting Company Applicant even though she or he did not actually file the document with the applicable secretary of state.

In Summary

The Partnership and/or the General Partner, as described above, may be deemed a Reporting Company under the CTA in the event that no exemption is otherwise applicable. In such event, each Partner who is deemed under the CTA to be a Beneficial Owner is required pursuant to the Partnership Agreement to cooperate with the General Partner and to promptly provide BOI to the General Partner for disclosure to FINCEN. The Partnership intends to comply with CTA disclosure requirements.

SUPPLEMENTAL LITERATURE

As of the date of this Memorandum, the Partnership has not prepared or authorized for distribution to potential investors in connection with this offering any supplemental sales literature or other written material of any kind other than this Memorandum. Supplemental materials may be developed in the future. Any supplemental materials that may be developed and distributed in the future are qualified in their entirety by the information contained in this Memorandum.

ADDITIONAL INFORMATION AND DOCUMENTS

This Memorandum does not purport to restate all of the relevant provisions of the documents referred to or relevant to the matters discussed herein, all of which must be read for a complete description of the terms of the matters relevant to an investment in the Partnership Interests. These documents are available for inspection during regular business hours at the offices of the Partnership and, upon request, copies of documents not annexed to this Memorandum will be provided to prospective investors. Each prospective investor, and its purchaser representative, if any, is invited to ask questions of, and receive answers from, the Partnership and to obtain such information concerning the terms and conditions of the offering, to the extent the Partnership possess the same or can acquire it without unreasonable effort or expense as such prospective investor or its purchaser representative, if any, deem necessary to verify the accuracy of the information referred to in this Memorandum. An appointment for such purposes may be arranged through the Partnership.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT, WHICH IS NOT EXPRESSLY CONTAINED IN THIS MEMORANDUM.

KLONDIKE ROYALTIES II, LP

AGREEMENT OF LIMITED PARTNERSHIP

EXHIBIT A TO CONFIDENTIAL MEMORANDUM

See Appendix 2 to the Subscription Agreement.

KLONDIKE ROYALTIES II, LP

SUBSCRIPTION DOCUMENTS

<u>EXHIBIT B TO CONFIDENTIAL MEMORANDUM</u>

SUBSCRIPTION AGREEMENT

FOR

KLONDIKE ROYALTIES II, LP

LIMITED PARTNERSHIP INTERESTS

CONFIDENTIAL

NOTE: YOU MUST SIGN AND DATE THE COUNTERPART SIGNATURE PAGE TO THE PARTNERSHIP AGREEMENT OF KLONDIKE ROYALTIES II, LP, WHICH APPEARS AS ATTACHMENT 1 HERETO; AND (B) COMPLETE THE INVESTOR SUITABILITY FORM, WHICH APPEARS AS APPENDIX 1 HERETO.

IMPORTANT NOTICE – PLEASE READ

This Subscription Agreement contains documents that must be read, executed, and returned if you wish to invest in limited partnership interests (the *"***Partnership Interests***")* in Klondike Royalties II, LP, a Delaware limited partnership (the "**Partnership**"). If you invest in the Partnership, for the purposes of this Subscription Agreement, you will be deemed to be a "**Limited Partner**." You should consult with your own financial, legal, and tax advisors prior to executing any documents with respect to the Partnership, purchasing Partnership Interests or investing in the Partnership.

In order to become a Limited Partner in the Partnership, you must sign, date, and deliver this Subscription Agreement, the Counterpart Signature Page to the Limited Partnership Agreement of the Partnership (the "**Partnership Agreement**"), and the other documents listed below to Klondike Enterprises II, LLC, a Delaware limited liability company, the general partner of the Partnership ("**Klondike GP**").

The primary purpose of this Subscription Agreement is to assist the Partnership and Klondike GP in determining whether a prospective investor is eligible under applicable laws to become a Limited Partner of the Partnership. The Partnership will not register the offering of Partnership Interests under the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder (the "**Securities Act**"), and will not register itself as an investment company under the Investment Company Act of 1940, as amended from time to time and the rules and regulations promulgated thereunder (the "**Investment Company Act**"). Instead, the Partnership will rely on exemptions from these laws that may only be available if each Limited Partner satisfies certain criteria covered in the Subscription Agreement and accompanying documents.

Klondike GP, in its sole discretion, may reject any subscription, in whole or in part, for any reason.

Your signature hereon will be deemed to constitute ***all of the following actions***, which Klondike GP shall be entitled to rely upon in connection with the matters described in this document:

- The review of the Subscription Agreement beginning on page 6; and

- The completion of the applicable accredited investor questionnaire (U.S. subscribers: see "U.S. Investor Questionnaire"; Canadian subscribers: see "Canadian Accredited Investor Certificate").

By signing this Subscription Agreement, the above-named person or entity certifies that he, she, or it has read this Subscription Agreement in its entirety and agrees to be bound by its terms. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Confidential Private Placement Memorandum of the Partnership dated __________ __, 2024 (the "**Memorandum**"), which has previously been provided to you. As used herein, "$" means U.S. dollars.

PROCEDURES FOR YOU TO FOLLOW

Prior to completing this Subscription Agreement, prospective investors should read (i) the Memorandum and (ii) the Partnership Agreement (as defined below).

To submit your new subscription for Partnership Interests, please follow the following procedures, which are all part of the electronic subscription processing on the Intermediary Platform:

> Read the Subscription Agreement in its entirety. Sign and date where indicated. Read and complete the appropriate Investor Questionnaire (see either "U.S. Investor Questionnaire," for U.S. subscribers, or "Canadian Accredited Investor Certificate," for Canadian subscribers.) Sign and date where indicated on Counterpart Signature Page to Partnership Agreement of the Partnership. Provide all of the requested information, sign and date where indicated on page 1 of IRS Form W-9. Process your payment for securities using the payment methods presented.

Klondike GP reserves the right to request any additional documentation necessary to verify the identity and eligibility of a prospective Limited Partner. Your Subscription Agreement will not be deemed complete until all of the required documentation listed above and additionally requested documentation is received by Klondike GP. Please be aware that your failure to provide such documentation may delay your acceptance by Klondike GP or cause your subscription request to be rejected entirely. The Partnership and Klondike GP shall be held harmless by an applicant against any loss arising as a result of a failure to provide any requested documentation.

Privacy Notice Regarding Your Nonpublic Personal Information

Our Privacy Policy governing the treatment of Limited Partners' nonpublic personal information appears as Attachment 2 hereto. By signing above, the Limited Partner acknowledges that he, she, or it has accessed the website (or reviewed Attachment 2) and has read the Privacy Policy in its entirety and hereby acknowledges receipt thereof.

YOUR SUBSCRIPTION WILL NOT BE DEEMED COMPLETE UNTIL ALL OF THE REQUIRED DOCUMENTATION LISTED HEREIN AND ADDITIONALLY REQUESTED DOCUMENTATION IS RECEIVED BY KLONDIKE GP.

TABLE OF CONTENTS

Page

THE LIMITED PARTNERSHIP INTERESTS (THE "PARTNERSHIP INTERESTS") IN KLONDIKE ROYALTIES II, LP (THE "PARTNERSHIP") HAVE NOT AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED FROM TIME TO TIME AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND ARE BEING OFFERED AND SOLD WITHIN THE UNITED STATES ONLY IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS UNDER SECTION 4(a)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CROWDFUNDING (17 C.F.R. § 227.100 *ET SEQ.*, REFERRED TO HEREIN AS "REGULATION CROWDFUNDING"). SUCH PARTNERSHIP INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, REGULATION CROWDFUNDING, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (II) THE TERMS AND CONDITIONS OF THE PARTNERSHIP AGREEMENT. THE PARTNERSHIP INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THE PARTNERSHIP AGREEMENT. A CROWDFUNDING INVESTMENT INVOLVES RISK. PROSPECTIVE SUBSCRIBERS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS HE/SHE/IT CAN AFFORD TO LOSE HIS/HER/ITS ENTIRE INVESTMENT. SUBSCRIBERS OF SUCH PARTNERSHIP INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THEREFORE, THE PURCHASE OF PARTNERSHIP INTERESTS SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, SUBSCRIBERS MUST RELY ON HIS/HER/ITS OWN EXAMINATION OF THE PARTNERSHIP AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

SUBSCRIPTION AGREEMENT

The above-signed person or entity (the "**Subscriber**") wishes to purchase limited partnership interests (the "**Partnership Interests**") in Klondike Royalties II, LP, a Delaware limited partnership (the "**Partnership**"), upon the terms and conditions set forth in this Subscription Agreement (this "**Agreement**"), the Memorandum, as the same may be updated or modified from time to time and the Limited Partnership Agreement of the Partnership, a copy of which is attached as Appendix 2 to this Agreement (together with any amendments or supplements thereto, the "**Partnership Agreement**").

Upon acceptance of this subscription by Klondike GP, the subscription evidenced by this Agreement, and the Subscriber's status as a Limited Partner (as defined in the Partnership Agreement) of the Partnership shall be governed by the Partnership Agreement. Klondike GP, in its sole discretion, may reject any subscription, in whole or in part, for any reason. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Memorandum. As used herein, "$" means U.S. dollars.

Accordingly, the Subscriber agrees with the Partnership as follows:

Section 1. Subscription Provisions. The Subscriber agrees to become a Limited Partner of the Partnership and, in connection therewith, subscribes for and agrees to purchase Partnership Interests, and by extension make a capital contribution to the Partnership under the terms of the Partnership Agreement. The Partnership is offering a minimum amount of Partnership Interests of $10,000.08 (defined in the Memorandum as the "**Target Offering Amount**"). The Partnership may accept more than the Target Offering Amount, in the Klondike GP's discretion, up to a maximum of $1,235,000.00. The Partnership may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (the "**Closing Date**") by Klondike GP. Subject to any legal or regulatory restrictions before the Closing Date, the Subscriber's payment for Partnership Interests will be held by the Partnership in a non-interest-bearing account. The minimum subscription is $510.00, inclusive of a 2% Transaction Fee, subject to the sole discretion of Klondike GP to waive this requirement in any individual case and accept a lower amount. The Subscriber understands and agrees that Klondike GP reserves the right to reject this Agreement for any reason or no reason, in whole or in part, and at any time prior to its acceptance. If rejected by Klondike GP, this Agreement shall have no force or effect.

Section 2. Payment. The purchase price for the Partnership Interests shall be paid simultaneously with the execution and delivery to the Partnership of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Partnership Interests in accordance with the online payment process established by DealMaker Securities LLC (the "**Intermediary**").

Section 3. Escrow Arrangements. Payment for the Partnership Interests shall be received by Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Partnership prior to the applicable Closing. Upon such Closing, the Escrow Agent shall release such funds to the Partnership. The undersigned shall receive notice upon Closing.

Section 4. Power of Attorney. The Subscriber irrevocably constitutes and appoints Klondike GP (and any substitute or successor general partner(s) of the Partnership) as his, her, or its true and lawful attorney in his, her, or its name, place, and stead for the purposes referred to in Section 15.12 of the Partnership Agreement. This power of attorney shall be deemed coupled with an interest, shall be irrevocable, and shall survive the transfer of any of the Subscriber's Partnership Interests in the Partnership.

Section 5. Representations and Warranties of the Partnership. The Partnership represents and warrants that each of the following statements shall be true and correct as of the Closing Date. All of the representations and warranties made by the Partnership in this section shall survive the execution and delivery of this Agreement, any investigation at any time made by the Subscriber or on the Subscriber's behalf, and the issuance and sale of the Partnership Interests.

(a) The Partnership is duly formed and validly existing as a limited partnership under the laws of the State of Delaware and, subject to applicable law, has all requisite limited partnership power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Memorandum.

(b) The execution and delivery of this Agreement has been authorized by all necessary action on behalf of the Partnership and this Agreement is a legal, valid, and binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms.

(c) The execution and delivery by Klondike GP of the Partnership Agreement has been authorized by all necessary action on behalf of Klondike GP, and the Partnership Agreement is a legal, valid, and binding agreement of Klondike GP, enforceable against Klondike GP in accordance with its term.

(d) The Partnership's execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of the Partnership Agreement, or any agreement or other instrument to which the Partnership is a party or by which it or any of its properties are bound, or any permit, franchise, judgment, decree, statute, order, rule, or regulation applicable to the Partnership or its businesses or properties.

(e) None of the Partnership and anyone acting on its behalf has taken or will take any action that would subject the issuance and sale of the Partnership Interests to the registration requirements of the Securities Act.

(f) The Partnership is not registered as an "investment company" under the Investment Company Act and does not intend to register as an investment company under the Investment Company Act.

Section 6. Representations, Warranties, and Covenants of the Subscriber.

(a) Representations and Warranties. The Subscriber represents and warrants to the Partnership and Klondike GP such that each of the aforementioned parties may rely on such representations and warranties, that each of the following statements is true and correct as of the date of this Agreement and will be true and correct as of the Effective Date and shall be deemed to be reaffirmed by the Subscriber each time that the Subscriber makes an additional capital contribution to the Partnership, with the funding of any such additional capital contribution evidence of such reaffirmation:

(i) The Subscriber has been furnished, in addition to this Agreement, with a copy of the Memorandum, the form of the Partnership Agreement, and such other documents, materials, and information as the Subscriber deems necessary or appropriate for evaluating an investment in the Partnership. The Subscriber confirms that it (and its purchaser representative, if any) has read carefully and understands these materials and has made such further investigation of Klondike GP and the Partnership as was deemed appropriate to obtain additional information to verify the accuracy of such materials and to evaluate the merits and risks of this subscription. The Subscriber (and the Subscriber's purchaser representative, if any) has had the opportunity to ask questions of, and receive answers from, Klondike GP and its officers and other representatives of Klondike GP concerning the terms and conditions of any offering of Partnership Interests and the Partnership Agreement, and the Subscriber has received all of the information the Subscriber has requested to the extent such information is reasonably available to the Partnership and Klondike GP, and all such questions have been answered to the Subscriber's full satisfaction.

(ii) Subscriber is an "accredited investor" as defined in Rule 501(a) under the Securities Act, or if Subscriber is unable to make such a representation, then Subscriber has both (A) reflected this on the Investor Suitability Form and (B) notified Klondike GP in writing that Subscriber cannot make such representation and Klondike GP has waived the requirement in writing, in its sole discretion. Subscriber agrees to furnish any additional information requested by the Partnership, Klondike GP or any of their affiliates, agents or representatives to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of Partnership Interests. Subscriber acknowledges that Subscriber has completed the Investor Suitability Form contained in Appendix 1 and that the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof. Any information that has been furnished or that will be furnished by Subscriber to evince Subscriber's status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission. If Subscriber no longer meets the accredited investor criteria, then Subscriber shall immediately notify the Partnership or Klondike GP.

(iii) If Subscriber is not an accredited investor, Subscriber has sufficient knowledge and experience in similar investments to evaluate the merits and risks of an investment in the Partnership, or Subscriber has retained an attorney, accountant, financial advisor or consultant as his/her/its purchaser representative.

(iv) If Subscriber is not an accredited investor and is an individual, then Subscriber shall only invest (A) the greater of (1) $2,500.00 or (2) 5% of his/her annual income or net worth (if his/her annual income or net worth is less than $124,000.00); or (B) 10% or greater of the Subscriber's annual income or net worth, not to exceed an amount sold of $124,000.00, if both Subscriber's annual income and net worth are equal to or more than $124,000.00 (in either case, such calculations to be determined in the same manner as determining accredited investor status in accordance with 17 C.F.R. § 230.501).

(v) If applicable, Subscriber has not incurred any debt secured by Subscriber's primary residence for the purpose of inflating his/her/its net worth to qualify as an accredited investor or for the purpose of raising funds to invest in the Partnership. Between the date Subscriber completes the Investor Suitability Form and the date the Partnership Interests are sold, Subscriber does not intend to, and will not, incur any debt to be secured by his/her/its primary residence for the purpose of either inflating Subscriber's net worth to qualify as an accredited investor or raising funds to invest in the Partnership Interests.

(vi) The Subscriber understands that the Partnership and Klondike GP are relying, and agrees that the Partnership and Klondike GP may rely, on the accuracy of the statements contained in this Agreement (including, without limitation, these representations and warranties) and the attached Investor Suitability Form in connection with this subscription and will immediately notify Klondike GP if, for any reason, any of the statements contained in this Agreement or the Investor Suitability Form become inaccurate.

(vii) The Subscriber understands that the Partnership Interests have not been and will not be registered under the Securities Act or the securities or similar laws of any state, and are offered in reliance on exemptions therefrom.

(viii) The Subscriber understands that neither the Partnership nor Klondike GP intends to register as an investment company under the Investment Company Act, nor make a public offering of their securities within the United States, and as such the Subscriber and each Limited Partner of the Partnership will not enjoy the protections provided under the Investment Company Act.

(ix) The Subscriber understands that neither Klondike GP nor any of its affiliates (if applicable) intend to register as an investment advisor under the Advisers Act of 1940, as amended from time to time and the rules and regulations promulgated thereunder (the "**Advisers Act**").

(x) The Subscriber has acquired the Partnership Interests and entered into this subscription solely for the Subscriber's own account, for investment, and not with a view to the distribution or resale of the Partnership Interests.

(xi) The Subscriber understands that neither the SEC nor any other federal or state agency has recommended, approved, or endorsed the purchase of the Partnership Interests as an investment or passed on the accuracy or adequacy of the information set forth in any Partnership document.

(xii) The Subscriber is in a financial position to afford to hold the Partnership Interests indefinitely, the Subscriber's financial condition being such that it is not presently under (and does not contemplate any future) necessity or constraint to dispose of such Partnership Interests to satisfy any existing or contemplated debt or undertaking. The Subscriber has reviewed the provisions of the Partnership Agreement relating to the term of the Partnership and any extensions thereof and acknowledges and agrees that distributions from the Partnership (if any) may not be made until the end of the term of the Partnership.

(xiii) The Subscriber recognizes that the Partnership is a highly speculative venture involving a high degree of financial risk, and the Subscriber confirms that he, she, or it can bear the economic risk of losing his, her, or its entire investment in the Partnership Interests. The Subscriber's overall commitment to investments which are not readily marketable is not disproportionate to the Subscriber's net worth, and an investment in the Partnership Interests will not cause the Subscriber's overall commitment to non-marketable investments to become excessive. The Subscriber is familiar with the nature of, and risks attendant to, investments in securities of the type being subscribed for and have determined, in consultation with the Subscriber's purchaser representative, if any, that the purchase of such securities is consistent with the Subscriber's investment objectives.

(xiv) The Subscriber, either alone or together with its purchaser representative, if any, has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of this investment and to be capable of protecting the Subscriber's interests in connection with this transaction.

(xv) The Subscriber is aware of the restrictions on transferability and withdrawal from the Partnership and has read the sections of the Memorandum entitled *"Summary of the Offering"* (including the subsection *"No Transfer of Partnership Interests"*), *"Risk Factors"* and *"Conflicts of Interest and Transactions with*

Related Parties." The Subscriber has no need for liquidity in this investment, can afford a complete loss of the investment in the Partnership Interests.

(xvi) The Subscriber understands that the value of his, her, or its capital account under the Partnership Agreement, and the performance of the Partnership, may be based on unaudited valuations of the Partnership' investments.

(xvii) If the Subscriber is an individual, the Subscriber has the legal capacity and authority to execute, deliver, and perform his or her obligations under this Agreement and the Partnership Agreement. If the Subscriber is a corporation, partnership, limited liability company, trust, or other entity, the person executing this Agreement has the full power and authority to execute and deliver this Agreement on the Subscriber's behalf, and the Subscriber is duly formed and organized, validly existing, and in good standing under the laws of its jurisdiction of formation, and the Subscriber is authorized by its governing documents to execute, deliver, and perform its obligations under this Agreement and to hold the Partnership Interests as a Limited Partner of the Partnership. Furthermore, such investment is in accordance with all laws applicable to the Subscriber's operations.

(xviii) The Subscriber has notified the Partnership and Klondike GP if it is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code, as amended from time to time and the rules and regulations promulgated thereunder (the "**Code**")). The Subscriber acknowledges and agrees that Klondike GP may require the Subscriber to provide additional information and complete additional documentation if it is not a United States person. If it is not a United States person, the Subscriber has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Partnership Interests or any use of this Subscription Agreement, the Partnership Agreement, or the Memorandum, including (A) the legal requirements within its jurisdiction for the purchase of the Partnership Interests, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Partnership Interests. The Subscriber's subscription and payment for the Partnership Interests and continued beneficial ownership of the Partnership Interests will not violate any applicable securities or other laws of the Subscriber's jurisdiction. The Subscriber understands that an investment in the Partnership by a foreign Subscriber is expected to produce income that is effectively connected to a U.S. trade or business ("**ECI**") for U.S. federal income tax purposes, and may have the effect of requiring the Subscriber to file income or other tax returns in jurisdictions in which the Partnership or any Investment conducts business activities. The Partnership has not made any commitment to and does not intend to operate in a manner designed to minimize ECI for any Limited Partner.

(xix) The Subscriber has notified the Partnership and Klondike GP if it is an individual retirement account, a qualified retirement plan or other tax-exempt entity. If it is an individual retirement account, a qualified retirement plan or other tax-exempt entity, the Subscriber understands that an investment in the Partnership is expected to produce income that is unrelated business taxable income ("**UBTI**") for U.S. federal income tax purposes, and may have the effect of requiring the Subscriber to file income or other tax returns in jurisdictions in which the Partnership or any Investment conducts investment activities. The Partnership has not made any commitment to and does not intend to operate in a manner designed to minimize UBTI for any Limited Partner. Subscriber has consulted with its own tax advisor with respect to the consequences of the UBTI on the Subscriber.

(xx) With respect to the purchase of Partnership Interests by the Subscriber either: (A) the Subscriber is not (and is not acting on behalf or using the assets of) an "employee benefit plan" subject to the Employee Retirement Income Security Act of 1974, as amended from time to time and the rules and regulations promulgated thereunder ("**ERISA**"), a "plan" subject to Section 4975 of the Code, an entity whose underlying assets include "plan assets" by reason of such a plan's investment in the entity, or a governmental plan that is subject to any federal, state, or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code; or (B) the Subscriber is an entity described in the foregoing clause and this subscription will not constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental plan, any substantially similar federal, state, or local law) for which an exemption is not applicable.

(xxi) If the Subscriber is described in clause (A) of the foregoing paragraph, in making the proposed subscription the Subscriber has taken into consideration the fact that the determination of whether a transaction, such as an investment in the Partnership, is a prohibited transaction as defined in Section 4975 of the Code or a party-in-interest transaction as defined in Section 3(14) of ERISA, depends on the facts and circumstances surrounding the transaction and the Subscriber has consulted with such advisors as the Subscriber deems necessary and appropriate to determine whether an investment in the Partnership will constitute a prohibited transaction or a party-in-interest transaction.

(xxii) If the Subscriber is an entity that is exempt from federal income taxation under Section 501(a) of the Code, the Subscriber understands that an investment in the Partnership may produce income that is subject to UBTI and, as such, the Subscriber may be required to file an appropriate tax return and pay the UBTI on such income, and the Subscriber has consulted with its own tax advisor with respect to the consequences of the UBTI on the Subscriber.

(xxiii) If the Subscriber is a "charitable remainder trust" within the meaning of Section 664 of the Code, the Subscriber has advised Klondike GP in writing of such fact, and the Subscriber acknowledges that it understands the risks, including specifically the tax risks, if any, associated with its investment in the Partnership, including the risks of investing in an entity that may produce income that is subject to UBTI.

(xxiv) The Subscriber has received no representations, warranties, or written communications with respect to this subscription or any offering of Partnership Interests other than those contained in or referred to in this Agreement, and in entering into this transaction the Subscriber is not relying upon any information provided by the Partnership, Klondike GP or any of their respective partners, officers, directors and affiliates, other than that contained in this Agreement, the Subscription Agreement, the Memorandum, as the same may be updated or modified from time to time, the Partnership Agreement, as the same may be amended from time to time, and the results of the Subscriber's own independent investigation.

(xxv) The Subscriber acknowledges that he, she, or it has been advised to consult with his, her, or its own financial, legal, and tax advisors regarding the financial, legal, and tax matters with respect to the Partnership, purchasing Partnership Interests or investing in the Partnership. The Subscriber also agrees that it will promptly furnish to the Partnership such tax-related documentation as the Partnership or Klondike GP may from time to time request and will notify the Partnership and Klondike GP immediately of any change in the tax-related information. In the event of any change in the status of the

Subscriber, or in the event that any tax form previously provided becomes incorrect or obsolete, the Subscriber will promptly inform the Partnership and Klondike GP thereof and execute and deliver a new tax form if applicable.

(xxvi) If the Subscriber is acting as an agent, representative or nominee for a subscriber, or beneficial owner, or is otherwise executing this Agreement in any other representative or fiduciary capacity, the representations, warranties and covenants contained herein (and in any other written statement or document delivered to the Partnership or Klondike GP in connection herewith) shall be deemed to have been made on behalf of the person or persons for whom the subscription is being submitted, and the Subscriber has advised such person or persons of such imputation.

(xxvii) The Subscriber has all requisite power and authority to execute, deliver, and perform its obligations under this Agreement and the Partnership Agreement and to subscribe for and purchase Partnership Interests or otherwise acquire the Partnership Interests; (B) the Subscriber's execution of this Agreement and the Partnership Agreement have been authorized by all necessary corporate or other action, if any, on the Subscriber's behalf, require no action by or in respect of, or filing with, any governmental body, agency or official (except as disclosed in writing to Klondike GP and which have been obtained or fully complied with) and do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of its certificate of incorporation or other comparable organizational documents or any agreement, judgment, injunction, order, decree or other instrument to which the Subscriber is a party or by which the Subscriber or any of the Subscriber's properties or assets is bound; and (C) this Agreement and the Partnership Agreement (once executed and delivered on behalf of the Subscriber) are each valid, binding, and enforceable against the Subscriber in accordance with their respective terms.

(xxviii) Neither the Subscriber nor any of its beneficial owners is required to (nor is any of them an agent, nominee, fiduciary, custodian or trustee of an entity which is required to), by statute, regulation, contract or otherwise, disclose any information provided to the Subscriber by the Partnership, Klondike GP, or any affiliate of Klondike GP, or information that relates to the Partnership (including information regarding the Partnership's beneficial owners or investments) to a governmental agency or other regulatory body, trading exchange, or other market where interests in the Subscriber (or such beneficial owner) are sold or traded (or to the regulating body thereof), whether foreign or domestic.

(xxix) If the Subscriber is an entity, the Subscriber is an entity that does not utilize the exemptions under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

(xxx) The Subscriber acknowledges that the Partnership and Klondike GP seek to comply with all applicable laws concerning money laundering and related activities and, in accordance with such acknowledgment, the Subscriber makes the following further representations and warranties:

(A) The Subscriber is not (1) identified on the U.S. Department of the Treasury Office of Foreign Assets Control ("**OFAC**") list of Specially Designated Nationals and Blocked Persons (the "**SDN List**") maintained pursuant to 31 C.F.R., Subtitle B, Chapter V, Annex A, as amended from time to time; (2) owned or controlled by or acting on behalf of any person or entity listed on the SDN List; (3) the target of any sanction, regulation, or law promulgated by OFAC or any other U.S. governmental entity (such sanctions, regulations, and laws, together with any supplement or amendment thereto, the "**U.S. Sanctions Laws**") such that the entry into this Agreement or the Partnership Agreement or the performance of any of the transactions contemplated hereby or thereby would contravene such U.S. Sanctions Laws; or (4) owned or controlled by or acting on behalf of any person or entity that is the target of any U.S. Sanctions Laws such that the entry into this Agreement or the Partnership Agreement or the performance of any of the transactions contemplated hereby or thereby would contravene such U.S. Sanctions Laws.

(B) The Subscriber understands, acknowledges, represents, and agrees that (1) the acceptance of this Agreement and the Partnership Agreement will not breach any applicable federal, state, international or other laws and regulations, including money laundering or related rules or regulations (including without limitation, any statutes, rules, or regulations in effect under the laws of the United States pertaining to prohibitions on money laundering or to transacting business or dealing in property that may be blocked or may belong to Specially Designated Nationals as those terms are used by OFAC); (2) the funds invested by Subscriber with respect to its Partnership Interests are not derived from illegal or illegitimate activities (3) upon request, the Subscriber shall promptly provide to Klondike GP or any other party designated for receipt of such information, documentation verifying your identity, as well as the identity of any of its legal or beneficial owners or related parties or affiliates or providing other information as may be required by law, provided that, solely for the purpose of this clause (3), if it is an ERISA Limited Partner, its participants shall not be considered as its legal or beneficial owners; (4) pursuant to anti-money laundering requirements (which requirements are in effect as of the date hereof or which become effective at any future time), Klondike GP may require further evidence of its identity before this Agreement can be processed, and Klondike GP may be required to take such other actions as may be necessary for the Partnership to comply with such anti-money laundering regulations; and (5) the Subscriber hereby consents to the disclosure to relevant third parties of information provided pursuant to this Section (a)(xxviii)(B) and to hold harmless each of the Partnership, Klondike GP, and their respective designees against any losses arising from the failure to process Subscriber's subscription if you do not provide such requested information.

(C) The Subscriber understands, acknowledges, represents, and agrees that many jurisdictions are in the process of changing or creating anti-money laundering, embargo, and trade sanctions or similar laws, regulations, requirements, whether or not with force of law (including the Corporate Transparency Act, 31 U.S.C. § 5336, which took effect on January 1, 2024), or regulatory policies, and many financial intermediaries are in the process of changing or creating responsive disclosure and compliance policies (collectively, the "**AML Requirements**"), and the Partnership could be requested or required to (1) obtain certain assurances from the Subscriber, (2) disclose information pertaining to the Subscriber to governmental, regulatory, or other authorities or financial intermediaries/service providers, or (3) engage in due diligence or take other related actions in the future. The Subscriber understands, acknowledges, represents, and agrees that it is the Partnership's policy to comply with the AML Requirements to which the General Partner is or may become subject and to interpret them broadly in favor of disclosure. The Subscriber hereby agrees, and by reason of owning the Interests he, she or it will be deemed to have agreed, to provide additional information (including the information required by the Anti-Money Laundering and Know Your

Customer Checklist, attached as Appendix 2) or take such other actions as may be reasonably necessary or advisable for the Partnership, in the General Partner's discretion, to comply with any AML Requirements, related legal process, or appropriate requests (whether formal or informal) or otherwise. The Subscriber hereby consents, and by reason of owning the Interests will be deemed to have consented, to disclosure by the Partnership and the Partnership' agents to relevant third parties of information pertaining to the Subscriber in respect of AML Requirements or information requests related thereto. The Subscriber understands, acknowledges, represents and agrees that failure to honor any such request may result in a forced sale to another person or entity of the Subscriber's Interests in the Partnership.

(xxxi) The Subscriber has not been found guilty nor, to such Subscriber's knowledge, is under investigation for any criminal charges (other than routine traffic violations) or SEC violations.

(xxxii) The Subscriber understands and agrees that the Subscriber has no right to require the Partnership to register the Interest under Federal or state securities laws at any time, or to join in any future registration.

(xxxiii) THE SUBSCRIBER HAS RECEIVED, READ CAREFULLY AND UNDERSTANDS THIS AGREEMENT AND ITS EXHIBITS AND HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT SUCH MEMBER'S OWN ATTORNEY, ACCOUNTANT OR INVESTMENT ADVISOR WITH RESPECT TO THE INVESTMENT CONTEMPLATED HEREBY AND ITS SUITABILITY FOR SUCH SUBSCRIBER.

(xxxiv) The Subscriber agrees to hold the Partnership and Klondike GP, and any person affiliated with any of them or with the distribution of the Partnership Interest, harmless from all expenses, liabilities, and damages (including reasonable attorneys' fees) deriving from a disposition of the Partnership Interest in a manner in violation of the Securities Act or of any applicable state securities law or which may be suffered by reason of a breach of any of the covenants, representations and warranties contained in this Agreement.

(xxxv) The Subscriber has been informed of and understands the investment objectives and policies of, and the investment strategies that may be pursued by the Partnership.

(xxxvi) Subscriber acknowledges that Subscriber has read the educational materials on the Intermediary's landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Closing; however, once the Subscription Agreement is accepted by the Partnership, there is no cancelation right;

(xxxvii) Subscriber acknowledges that promoters may be engaged for this offering. A promoter may be any person who promotes the Partnership's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Partnership; and

(xxxviii) Subscriber acknowledges that Subscriber has been informed of the compensation that Intermediary or its affiliates will receive in connection with the sale of the Partnership Interests in the Regulation CF offering and the manner in which it is received.

(b) Survival of Representations and Warranties. All of the representations and warranties made by the Subscriber in Section 4(a) of this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by the Partnership or on behalf of the Partnership and the sale and issuance of the Partnership Interests.

(c) Reliance. The Subscriber acknowledges that his, her, or its representations, warranties, acknowledgments, and agreements in this Agreement will be relied upon by Klondike GP and the Partnership in determining the Subscriber's suitability as a subscriber for Partnership Interests.

(d) Further Assurances. The Subscriber agrees to provide, if requested, any additional information that may be requested or required by Klondike GP or the Partnership to determine the Subscriber's eligibility to enter into this subscription. The Subscriber also hereby agrees to execute and deliver to the Partnership within ten (10) days after receipt of a written request therefor, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney and other instruments and to take such other action as the Partnership or Klondike GP deem necessary, useful or appropriate to comply with any laws, rules or regulations as may be necessary to enable the Partnership or Klondike GP to fulfill its responsibilities under this Agreement.

(e) Indemnification. The Subscriber hereby agrees to indemnify the Partnership, Klondike GP, and each of its affiliates, members, employees and managers (each, an "**Indemnified Party**", and collectively, the "**Indemnified Parties**") and to hold each of them harmless from and against any loss, damage, liability, cost, or expense, including reasonable attorney's fees (collectively, a "**Loss**") due to or arising out of any inaccuracy or a breach of a representation, warranty, or agreement by the Subscriber, whether contained in this Agreement (including the Investor Suitability Form) or any other document provided by (or on behalf of) the Subscriber to Klondike GP or the Partnership in connection with the Subscriber's subscription for Partnership Interests or ownership of the Partnership Interests. The Subscriber hereby agrees to indemnify the Indemnified Parties and to hold them harmless against all Loss arising out of the sale or distribution of, or subscription for, Partnership Interests by the Subscriber in violation of the Securities Act or other applicable law or any misrepresentation or breach by the Subscriber with respect to the matters set forth in this Agreement. The indemnification obligations provided herein shall survive the execution and delivery of this Agreement, any investigation at any time made by the Partnership or Klondike GP, and the sale of or subscription for Partnership Interests and the issuance of the Partnership Interests, and shall be in addition to any liability the Subscriber may otherwise have. The Subscriber shall reimburse each Indemnified Party for his, her or its legal and other fees and expenses (including the cost of any investigation and preparation) as they are incurred in connection with any claim, action, proceeding or investigation arising out of or relating to the Subscriber's indemnification obligations as described herein. Notwithstanding any provision of this Agreement, the Subscriber does not waive any right granted to the Subscriber under any applicable state securities law.

Section 7. Certain Agreements and Acknowledgments of the Subscriber. The Subscriber understands, agrees, and acknowledges that:

(a) The Subscriber's subscription for the Partnership Interests may be accepted or rejected, in whole or in part, by Klondike GP in its respective sole and absolute discretion.

(b) This subscription is and shall be irrevocable, except that the Subscriber shall have no obligations hereunder if this subscription is rejected for any reason.

(c) No federal or state authority has made a finding or determination as to the fairness of any subscription for the Partnership Interests in the Partnership.

(d) The Subscriber shall not sell, assign, pledge, mortgage, or otherwise dispose of or transfer his, her or its Partnership Interests in the Partnership, except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws, and with the terms of the Partnership Agreement.

(e) The Partnership or Klondike GP may electronically deliver Account Communications. "**Account Communications**" means all current and future account statements; the Memorandum and the Partnership Agreement (including all supplements and amendments thereto); notices (including privacy notices); letters to investors; annual reports and account statements; regulatory communications and other information, documents, data, and records regarding the Subscriber's investment in Partnership Interests in the Partnership. Electronic communication by the Partnership or Klondike GP includes email delivery as well as electronically making available to the Subscriber Account Communications on an Internet website designated by Klondike GP, if applicable. It is the Subscriber's affirmative obligation to notify Klondike GP in writing if the Subscriber's email address set forth in this Subscription Agreement changes. The Subscriber may revoke or restrict its consent to electronic delivery of Account Communications at any time by notifying Klondike GP, in writing, of the Subscriber's intention to do so.

Section 8. Miscellaneous.

(f) Amendments and Waiver. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Subscriber and Klondike GP.

(g) Assignment. The Subscriber agrees that neither this Agreement nor any rights which may accrue to the Subscriber hereunder may be transferred or assigned.

(h) Notices. Any notice or other communication to the Subscriber required or permitted hereunder shall be in writing and shall be delivered to the Subscriber at the address or email address provided by Subscriber. For this purpose, the address of the Partnership and Klondike GP shall be 660 W. Southlake Blvd., Suite 200, Southlake, Texas 76092. Any notice or other communication required or permitted hereunder shall be deemed to have been duly given, delivered and received (i) if sent to a natural person, upon delivery to that person, (ii) if sent by electronic transmission (i.e., by facsimile, e-mail, or similar commercially reasonable and customary means for business communications) on a Business Day, when successfully transmitted (or, if not sent on a Business Day, on the next Business Day), (iii) if sent by a nationally recognized overnight courier service or by certified U.S. mail (return receipt requested), on the date of delivery by such delivery service as indicated in the delivery receipt or other comparable records of such delivery service, (iv) if sent by U.S. mail (registered or regular), on the third Business Day after such notice is deposited with the United States Postal Service. If notice is refused during normal business hours on a Business Day, the notice shall be deemed to have been given, delivered and received on the date of attempted delivery.

(i) Governing Law; Disputes. All controversies, disputes and any related Proceedings arising out of or relating to this Agreement, including any disputes or Proceedings regarding the validity, enforceability, breach, or termination of this Agreement, shall be governed by, and this Agreement shall be interpreted and construed according to, the laws of the State of Delaware without regard to legal requirements that would require the application of the law of any other jurisdiction. Any Proceeding arising out of or relating to this Agreement may be brought only in the courts of the State of Texas, county of Dallas, or in the state courts of the county where the Partnership's principal office is located, or, if it has or can acquire jurisdiction, in the United States District Court for the district in which the Partnership's principal office is located. Each Partner and Assignee irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any such Proceeding in any other court. The Partnership or any Partner or Assignee may file a copy of this Agreement with any court as written evidence of the agreement between the parties to irrevocably waive any objections to venue or to convenience of forum. Process in any Proceeding referred to in the second sentence of this section may be served on any party anywhere in the world. Service of process on any party in any such Proceeding may be made at the party's address as set forth in the Partnership's records, with notice of such service to such party as provided in Section 6(c). EACH PARTNER HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY.

(j) Descriptive Headings. The descriptive headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

(k) Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement, and there are no representations, covenants, or other agreements except as stated or referred to herein. The Subscriber's signature on this Subscription Agreement also shall constitute the Subscriber's execution of this Agreement.

(l) Joint and Several Obligations. If the Subscriber consists of more than one person, or is acting on behalf of one or more beneficial owners, this Agreement shall consist of the joint and several obligation of all such persons or beneficial owners. This Agreement shall be binding upon and inure to the benefit of the parties and their successors, permitted assigns, heirs, estates, executors, administrators and personal representatives.

(m) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

(n) Involuntary Proceedings. The Subscriber agrees, to the fullest extent permitted by law, that the Subscriber shall not take any action to present a petition or commence any involuntary case, proceeding, proposal or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, arrangement in the nature of insolvency proceedings, adjustment, winding-up, liquidation, dissolution, composition or analogous relief against the Partnership or the debts of the Partnership unless and until a debt is immediately due and payable by the Partnership to the Subscriber.

(o) An electronic signature or any electronic copy of a physical signature to this Agreement or any Attachments or Appendices hereto shall be given legal effect and deemed valid and binding on the person authorizing or transmitting such signature and on any person to whom the signature is attributable, whether or not such signature is encrypted or verified.

[Remainder of Page Intentionally Left Blank]

KLONDIKE ENTERPRISES II, LLC ACCEPTANCE
(For Klondike GP's Use Only)

Klondike Enterprises II, LLC, as general partner of Klondike Royalties II, LP, hereby accepts the Subscription Agreement.

KLONDIKE ENTERPRISES II, LLC

By: ______________________________
Name: Shawn E. Bartholomae
Title: Manager of ProAK, LLC, its Manager

Date: ____________________________

APPENDIX 2

PARTNERSHIP AGREEMENT OF KLONDIKE ROYALTIES II, LP

(See Following Pages Attached)

LIMITED PARTNERSHIP AGREEMENT

OF

KLONDIKE ROYALTIES II, LP

a Delaware Limited Partnership

August 22, 2024

THE LIMITED PARTNERSHIP INTERESTS (THE "PARTNERSHIP INTERESTS") IN KLONDIKE ROYALTIES II, LP (THE "PARTNERSHIP") HAVE NOT AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.[1] THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. FURTHERMORE, THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. SUCH PARTNERSHIP INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (II) THE TERMS AND CONDITIONS OF THIS LIMITED PARTNERSHIP AGREEMENT. THE PARTNERSHIP INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS LIMITED PARTNERSHIP AGREEMENT. A CROWDFUNDING INVESTMENT INVOLVES RISK. POTENTIAL INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS SUCH AN INVESTOR CAN AFFORD TO LOSE ITS ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. PURCHASERS OF SUCH PARTNERSHIP INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE PARTNERSHIP ANTICIPATES THAT IT WILL INVEST IN COMMODITY INTERESTS (COLLECTIVELY, "COMMODITIES"). AS A RESULT, THE PARTNERSHIP MAY BE SUBJECT TO REGULATION AS A COMMODITY POOL UNDER THE U.S. COMMODITY EXCHANGE ACT OF 1936 (AS AMENDED, THE "COMMODITY EXCHANGE ACT") AND THE RULES OF THE COMMODITY FUTURES TRADING COMMISSION (THE "CFTC"). HOWEVER, BECAUSE OF THE PARTNERSHIP'S LIMITED TRADING IN COMMODITIES AND BECAUSE THE PARTNERSHIP INTERESTS ARE EXEMPT FROM REGISTRATION UNDER THE 1933 ACT, THE GENERAL PARTNER IS EXEMPT FROM HAVING TO REGISTER AS A COMMODITY POOL OPERATOR ("CPO") WITH RESPECT TO THE PARTNERSHIP PURSUANT TO CFTC RULE 4.13(A)(3). THE GENERAL PARTNER INTENDS TO FILE A NOTICE TO EFFECT SUCH EXEMPTION AND WILL COMPLY WITH THE REQUIREMENTS THEREOF. AS A RESULT, THE GENERAL PARTNER, UNLIKE A REGISTERED CPO, IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO THE LIMITED PARTNERS.

[1] The Partnership Interests are being offered pursuant to Regulation Crowdfunding (defined below).

TABLE OF CONTENTS

LIMITED PARTNERSHIP AGREEMENT OF KLONDIKE ROYALTIES II, LP

This Limited Partnership Agreement (the "**Agreement**") is entered into effective as of August 22, 2024 (the "**Effective Date**") by and between Klondike Enterprises II, LLC (the "**General Partner**") and Shawn E. Bartholomae (the "**Initial Limited Partner**"), pursuant to the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. § 17-101 *et seq.* (the "**Act**"), by the persons identified on the signature page(s) hereof.

ARTICLE I
DEFINITIONS; INTERPRETATION

1.1 Defined Terms. The following definitions and the definitions set forth in Appendix A to this Agreement, apply to the terms used in this Agreement for all purposes.

"**accredited investors**" has the meaning as set forth in Rule 501 of Regulation D of the Securities Act.

"**Act**" means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. § 17-101 *et seq*.

"**Additional Capital Contribution**" means the sum of any cash and the Fair Value of any property contributed to the Partnership with respect to a Partnership Interest as permitted under this Agreement, but does not include an Initial Capital Contribution.

"**Additional Limited Partner**" means a person who acquires a Limited Partnership Interest from the Partnership and is admitted to the Partnership as a Limited Partner pursuant to Section 11.2 after the Effective Date.

"**Affiliate**" means, with respect to any person, any other person who directly or indirectly Controls, is controlled by, or is under common control with such person.

"**Agreement**" means this Agreement, as it may be amended, supplemented or restated from time to time.

"**Asset**" is defined in Section 2.5.

"**Assignee**" means (a) a person to whom a Partnership Interest has been transferred by a Partner or Assignee in a Permitted Transfer, or in a Prohibited Transfer that the Partnership is required by law to recognize, but who has not become a Partner, and (b) a former Partner as described in Section 12.7.

"**Capital Account**" is defined in Appendix A of this Agreement.

"**Capital Contribution**" means, subject to any applicable Capital Contribution Limitation, an Initial Capital Contribution or an Additional Capital Contribution (or, as the context indicates, the sum of the Initial Capital Contribution and Additional Capital Contributions in an amount or amounts that comply with applicable law), if any, with respect to a Partnership Interest.

"**Capital Contribution Limitation**" means any Capital Contribution amount(s) exceed the requirements for investment under Regulation Crowdfunding; provided however, any Capital Contribution amount(s) of an accredited investor are not subject to the limiting requirement of Regulation Crowdfunding. In no event will an investor or subscriber be admitted as a Limited Partner who does not meet the "accredited investor" criteria set forth in Regulation D of the Securities Act may make a Capital Contribution, whether subsequent to or as its initial Capital Contribution, in an amount that exceeds (i) if such Limited Partner's annual income or net worth is less than $124,000.00, then the greater of (A) $2,500.00 or (B) 5% of such Limited Partner's annual income or net worth; or, (ii) if such Limited Partner's annual income and net worth are equal to or greater than $124,000.00, then the lesser of (A) 10% of the greater of such Limited Partner's annual income or net worth or (B) $124,000.00. Such calculation of the maximum investment amount of a Limited Partner that is not an accredited investor will include all aggregate investment amounts by such Limited Partner in any issuer offering securities in reliance on Regulation Crowdfunding under the Securities Act.

"**Capital Contribution Default**" is defined in Section 3.2.

"**Centralized Partnership Audit Rules**" means the partnership audit provisions provided in subchapter 63C of the I.R.C. (as in effect following the Bipartisan Budget Act of 2015) and corresponding or comparable provisions of other applicable tax laws that may impose liability on the Partnership with respect to tax items that are otherwise reported at the Partner level.

"**Certificate of Formation**" means the Certificate of Limited Partnership filed with respect to the Partnership as provided in Section 2.1, as such certificate may be corrected, amended, or restated.

"**Closing**" means the date that is not later than 12 months from the date of the Initial Offering Date.

"**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

"**CTA**" or "**Corporate Transparency Act**" means the Corporate Transparency Act (31 U.S.C. § 5336), enacted as part of the National Defense Authorization Act for Fiscal Year 2021, as amended, and the rules and regulations promulgated thereunder.

"**Damages**" means any expense or loss (including any court costs, judgment or settlement payment, penalty, fine, tax, reasonable attorneys' fees, reasonable fees of accountants and other experts, and other investigation, defense, and dispute resolution costs) paid or incurred in connection with or as a consequence of any Proceeding, net of any insurance or other recoveries received with respect to the foregoing. Notwithstanding the foregoing, an Indemnified Person's Damages for which indemnification is provided in Section 6.2 shall not include any reduction in the value of the Indemnified Person's Partnership Interest (if any) that is attributable to losses, expenses, damages or injuries suffered by the Partnership or to any other decline in the value of the Partnership's assets.

"**Distributable Cash**" means the cash and cash equivalents held by the Partnership (determined in accordance with its accounting policies for reporting cash flows), less any amount that the General Partner determines should be retained for the reasonable current and future needs of the Partnership business in accordance with Section 4.7.

"**Effective Date**" is defined in the Preamble.

"**Expenses**" are defined in Section 5.5.

"**Fair Value**" means, with respect to an asset, its Fair Value determined according to Article XIV.

"**Formation Date**" means February 9, 2024, being the date that the Certificate of Limited Partnership of the Partnership was filed with the Delaware Secretary of State.

"**General Partner 15% Fixed Fee**" is defined in Section 5.5.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Indebtedness**" means, with respect to any person, (a) (i) all indebtedness of such person for borrowed money or for the deferred purchase price of property, goods, or services, (ii) all other obligations, contingent or otherwise, of such person for the repayment of borrowed money in the form of surety bonds, letters of credit, and bankers' acceptances whether or not matured, and (iii) all net payment obligations under hedges and other derivative contracts and similar financial instruments, (b) all obligations of such person evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations of such person, and (d) all indebtedness referred to in clause (a), (b), or (c) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (and thus such indebtedness is not an obligation of such person).

"**Indemnified Person**" means (a) a Partner or Assignee; (b) a Liquidator (if any); (c) any Affiliate of the Partnership, a Partner or Assignee, or a Liquidator; and (d) any governing person, officer, employee, agent, or owner of the Partnership (including a person acting as the Tax Representative), a Partner or Assignee, a Liquidator, or any Affiliate of any of the foregoing. A person is an Indemnified Person whether or not such person has the status required to be an Indemnified Person at the time any Proceeding is made or maintained as described in Article VI or at the time any amendment to this Agreement is proposed under Section 15.1, provided such person had the status required to be an Indemnified Person at the time of the relevant actions referenced in the Proceeding.

"**Index Rate**" means the Federal Reserve discount rate plus 5%.

"**Initial Capital Contribution**" means the sum of any cash and the Fair Value of any property contributed to the Partnership by a Partner with respect to a Partnership Interest in connection with the original issuance of the Partnership Interest by the Partnership. Each Limited Partner must contribute a minimum of $500 plus the Transaction Fee as its Initial Capital Contribution.

"**Initial Offering Date**" means the date on which the registered funding portal opens access to the website on which subscription applications to the Offering are available potential investors.

"**Investment Period**" means the period beginning on the date of the Initial Offering Date and ending on the date that is 12 months after the Initial Offering Date.

"**I.R.C.**" means the Internal Revenue Code of 1986.

"**Limited Partner**" means any person identified as a limited partner on Exhibit A, and any other person who becomes a limited partner of the Partnership pursuant to this Agreement, in each case in such person's capacity as a limited partner and for the period that such person has such capacity.

"**Limited Partnership Interest**" means a Partnership Interest held by a Limited Partner to the extent such Partnership Interest is entitled to the rights and obligations as a Limited Partner under this Agreement.

"**Liquidator**" means the person serving as liquidator pursuant to Section 13.2(b) in such person's capacity as such and for the period during which the person is serving as Liquidator.

"**Majority-in-Interest**" means, with respect to any group of Partners, one or more Partners of that group who own collectively more than 50% of the Percentage Interests owned by all Partners of that group entitled to vote on the particular issue. If Majority-in-Interest is used without reference to a group of Partners, the term shall be deemed to refer to a group consisting of all Partners.

"**Management Fee**" is defined in Section 5.5.

"**General Partner**" means any person identified as a general partner on Exhibit A, and any other person who becomes a general partner of the Partnership pursuant to this Agreement, in each case in such person's capacity as a general partner of the Partnership and for the period that such person has such capacity. If there is more than one General Partner, references in this Agreement to "the General Partner" mean the General Partner designated by the consent of all General Partners to serve as "the General Partner" for purposes of such provision, or in the absence of such a designation, all General Partners collectively.

"**General Partnership Interest**" means a Partnership Interest held by a General Partner to the extent such Partnership Interest is entitled to the rights and obligations as a General Partner under this Agreement. For the avoidance of doubt, the General Partner may hold both a General Partnership Interest and a Limited Partnership Interest.

"**Mandatory Distribution**" means any distribution that a Partner is legally entitled to receive and as to which the Partner has attained the status of a creditor under section 17-606 of the Act.

"**Net Cash Flow**" means cash revenues from any source paid into the Partnership during a given 12 month period after payment of any ad valorem, severance or similar taxes, minus the Management Fee and any Expenses incurred by the Partnership during the same 12 month period.

"**Net Distribution Interest**" means a Partnership Interest reserved to the General Partner having, in the aggregate and together with the other rights and obligations ascribed to a Partnership Interest herein, a 15% interest in all distributions as a result of a redemption or transfer of Partnership Interest.

"**Offering**" means the admission of Limited Partners pursuant to a private offering of Limited Partnership Interests to prospective investors under Regulation Crowdfunding.

"**Offering Period**" means the 12 months following the Initial Offering Date.

"**Offering Statement**" means that certain Securities and Exchange Commission Form C-compliant offering statement provided to investors in connection with the Offering.

"**Operating Agreements**" means the following agreements to be entered into in connection with the execution of this Agreement:

- Any agreement entered into in connection with the Offering, including any subscription agreement between the Partnership, the General Partner or a Limited Partner.

- Any Side Letter.

"**Organization and Offering Expenses**" means the costs and expenses paid or incurred by the General Partner in connection with the organization of the Partnership and offering of Partnership Interests, including, without limitation, legal, printing, accounting, rent, personnel, travel costs, filing fees, marketing expenses, due diligence, and all other such expenses of the General Partner.

"**Partner**" means any person identified as a General Partner or as a Limited Partner on Exhibit A, and any other person who becomes a General Partner or Limited Partner pursuant to this Agreement, who has not ceased to be a General Partner of Limited Partner. "**Partners**" means all persons that are either a General Partner or Limited Partner, collectively.

"**Partnership**" means the limited partnership formed pursuant to the Certificate of Formation.

"**Partnership Interest**" means a Partner's or Assignee's interest in the Partnership. The term includes the Partner's or Assignee's right to receive allocations of profits and losses and distributions as described in Article IV, but, in the case of an Assignee, does not include any right reserved under this Agreement or the Code exclusively to a Partner.

"**Percentage Interest**" means, as to any Partner or Assignee as of any determination date, the percentage interest set forth on Exhibit A effective as of such determination date.

"**Permitted Transfer**" means any transfer of a Partnership Interest that is described in Section 10.2 (relating to transfer of a General Partnership Interest) or Section 10.3 (relating to transfer of a Limited Partnership Interest).

"**Preferred Return**" is defined in Section 4.2(a)(i).

"**Proceeding**" means any action, arbitration, mediation, examination, hearing, claim, litigation, lawsuit, or other similar proceeding (whether civil, criminal, or administrative) commenced, brought, conducted, or heard by or before any governmental authority, mediator, or arbitrator, including any negotiation, discovery, or investigation conducted in anticipation of or in connection with any such proceeding, and including any rehearing, appeal, remand, or other review of any such proceeding or any action to enforce any such proceeding.

"**Prohibited Transfer**" means any transfer or attempted transfer of a Partnership Interest that is not a Permitted Transfer.

"**Regulation Crowdfunding**" means Section 4(a)(6) of the Securities Act and the rules and forms adopted by the SEC, as amended.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933.

"**Side Letter**" is defined in Section 15.5.

"**Subsequent Closing**" is defined in Section 11.2(a).

"**Substituted Limited Partner**" means a person admitted as a Limited Partner pursuant to Section 11.1.

"**Successor General Partner**" means any person admitted as a General Partner pursuant to Section 11.3.

"**Tax Representative**" is defined in Section 8.5(a).

"**Temporary Investments**" is defined in Section 5.1(k).

"**Transaction Fee**" means a fee totaling 2% of a Limited Partner's total Initial Capital Contribution, which shall be due and payable upon making such Limited Partner's investment through the Intermediary.

"**Transaction in Progress**" is defined in Section 2.11.

"**Treasury Regulations**" means the Treasury regulations promulgated under the I.R.C.

"**Unreturned Capital Contribution**" means, with respect to any Limited Partner as of immediately prior to any distribution pursuant to Section 4.2(a) the cumulative sum of Capital Contributions by the Limited Partner reduced by the cumulative sum of distributions to the Limited Partner pursuant to Section 4.2(a)(i).

1.2 Interpretation and Construction. In this Agreement, unless a clear contrary intention appears:

(a) The singular includes the plural and vice versa.

(b) References to any gender include the other gender and the neuter, and references to the neuter gender include the masculine and feminine gender.

(c) The word "person" includes a natural person or a legal entity.

(d) The words "include," "includes" or "including" mean "including, without limitation."

(e) The word "or" is used in the inclusive sense of "and/or."

(f) References to "days" mean calendar days. Any date specified for action that is Saturday, Sunday, or other day on which banks in the jurisdiction of the Partnership's registered office are closed shall mean the first day after such date that is not such a day. With respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding."

(g) References to Articles and Sections refer to Articles and Sections of this Agreement, and references to Exhibits, Appendices, and other attachments refer to Exhibits, Appendices, and other attachments to this Agreement, each of which is made a part of this Agreement for all purposes. The words "herein," "hereof" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement.

(h) References to any document or documents refer to such document or documents, including any exhibits, schedules, or other addenda, as amended, modified, supplemented, or replaced from time to time.

(i) References to any statute, regulation, or other legal requirement mean such legal requirement as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time. References to "applicable law" mean any statute, intergovernmental treaty, judicial decision or order (or any common law principles derived therefrom), regulation, or other authoritative legislative, judicial, or administrative guidance applicable with respect to the referenced person or matter.

(j) References to "federal income tax" refer to the United States federal income tax imposed under the I.R.C.

(k) References to a "final" judgment, order, decree, or other determination of any court or other judicial or quasi-judicial authority or administrative agency mean a final, non-appealable determination on the merits of the applicable matter, including any such determination issued pursuant to a settlement between the affected parties to the applicable Proceeding.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1 Formation. The Partnership was formed pursuant to the Certificate of Formation filed with the Delaware Secretary of State effective as of the Formation Date.

2.2 Name. The Partnership's name is as set forth in the Certificate of Formation. The General Partner may change the Partnership name at any time and from time to time by filing a certificate of amendment. The General Partner shall provide notice of the change to all Partners. The Partnership's business may be conducted under its name and/or any other name or names deemed advisable by the General Partner. The General Partner shall cause to be executed and filed of record all assumed or fictitious name certificates for the Partnership as are required by law.

2.3 Registered Office and Agent. The street address of the Partnership's initial registered office and the name of the Partnership's initial registered agent are as set forth in the Certificate of Formation. The General Partner may change the Partnership's registered office or registered agent at any time and from time to time as provided in the Act. The General Partner shall provide notice of the change to all Partners.

2.4 Term. The term of the Partnership will be from the date of the Initial Offering Date until 12 months thereafter, and shall automatically renew for subsequent one-year terms thereafter until the year 2050, unless the Partnership is terminated at the end of a prior renewal term in the General Partner's sole discretion (as extended, the "**Term**"). Termination of the Partnership will be conducted in accordance with Article XIII.

2.5 Purposes. The purposes of the Partnership are to make, directly or indirectly, hold, manage, sell, exchange, or otherwise deal in oil and gas overriding royalty interests (each, an "**Asset**"), and to engage in any other acts or activities necessary, advisable, related, or incidental thereto and in any other acts or activities permitted by law.

2.6 Powers. Subject to any limitations in this Agreement, the Partnership and the General Partner may exercise the power to do any and all actions reasonably related to its purposes.

2.7 Partnership Property.

(a) All Partnership property shall be owned in the name of the Partnership and not in the name of any Partner. No Partner or Assignee will have any interest in such Partnership property solely by reason of the Partner's status as a Partner.

(b) The General Partner shall deposit or invest all funds of the Partnership in an account or accounts in the name of the Partnership. No funds other than the funds of the Partnership may be deposited therein. The funds in such accounts shall be used exclusively for the business of the Partnership (including distributions to the Partners) and may be withdrawn only by the General Partner or persons to whom the General Partner has duly delegated such authority.

(c) The General Partner shall be deemed to own all copyright, trademark, licensing, and other intellectual property rights to the Partnership's name (and variations thereof used in its business) and to intellectual property developed or used by the General Partner in the management of the Partnership. The Partnership shall have a non-assignable, royalty free license to use the intellectual property rights to the Partnership's name.

2.8 Foreign Qualification. Prior to the Partnership conducting business in any jurisdiction other than Delaware, the General Partner shall cause the Partnership to comply, to the extent procedures are available and those matters are reasonably within the control of the General Partner, with all requirements necessary to qualify the Partnership as a foreign partnership in that jurisdiction. At the request of the General Partner, each Limited Partner shall promptly execute, acknowledge, swear to and deliver all certificates and other instruments consistent with this Agreement that are necessary or appropriate to qualify, continue or terminate the Partnership as a foreign partnership in all such jurisdictions in which the Partnership may conduct or cease to conduct business.

2.9 Status of General Partner and Limited Partners. Except as otherwise provided by this Agreement, the General Partner has the status, rights and obligations of a general partner in a limited partnership as set forth in the Act, and each Limited Partner has the status, rights and obligations of a limited partner in a limited partnership as set forth in the Act.

2.10 Investment Restrictions. Notwithstanding any other provision of this Agreement, the General Partner agrees that it will not, without the consent of a Majority-in-Interest, cause the Partnership to make a new Asset acquisition during any suspension of the Investment Period or after the end of the Investment Period, other than (i) a potential Asset acquisition with respect to which the Partnership has, directly or indirectly, made a written offer or entered into a letter of intent, memorandum of understanding (or similar document), notice of intention to exercise an option or other right to purchase an Asset (or similar document or communication), or (ii) a definitive agreement prior to the suspension or termination of the Investment Period, as applicable, and which is identified as such by the General Partner promptly after the suspension or termination of the Investment Period, as applicable (a "**Transaction in Progress**").

2.11 Initial Limited Partner. Upon the admission of one or more Limited Partners to the Partnership on the date of the Initial Offering Date, the Initial Limited Partner will (a) receive a return of any amounts contributed by the Initial Limited Partner to the Partnership, (b) withdraw from the Partnership, and (c) cease to be and have no further right, interest, liability or obligation of any kind whatsoever, as a Partner in the Partnership.

2.12 Representations and Warranties of the General Partner. The General Partner represents, warrants, and covenants to each Limited Partner that as of the date of the Initial Offering Date:

(a) The Partnership has been duly formed and is a validly existing limited partnership under the laws of the State of Delaware with full power and authority to conduct its business as described in this Agreement.

(b) The General Partner has been duly formed and is a validly existing limited liability company under the laws of the State of Delaware, with full power and authority to perform its obligations herein.

(c) All action required to be taken by the General Partner and the Partnership, as a condition to the issuance and sale of the Partnership Interests being purchased by the Limited Partners, has been taken.

(d) The Partnership Interest of each Limited Partner represents a duly and validly issued limited partnership interest in the Partnership and each Limited Partner is entitled to all the benefits of a Limited Partner under this Agreement and the Delaware Act.

(e) This Agreement has been duly authorized, executed and delivered by the General Partner and, assuming due authorization, execution and delivery by each Limited Partner, constitutes a valid and binding agreement of the General Partner enforceable in accordance with its terms against the General Partner, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity).

(f) As of the Effective Date, the Offering Statement for the Partnership did not contain any untrue statement of a material fact and did not omit a material fact necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that the description therein of this Agreement and the provisions hereof is superseded in its entirety by this Agreement.

(g) Assuming the accuracy of the representations and warranties made by each Limited Partner pursuant to the relevant subscription agreement, the Partnership is not required to register as an investment company under the Investment Company Act.

(h) Assuming the accuracy of the representations and warranties made by each Limited Partner pursuant to the relevant subscription agreement, the offer and sale of the Partnership Interests in accordance with the terms of the relevant subscription agreement does not require registration of the Partnership Interests under the Securities Act.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

3.1 Capital Contributions.

(a) Initial Capital Contributions. Each Partner's Initial Capital Contribution is set forth in the Partnership's records. A Partner's Initial Capital Contribution shall, subject to any applicable Capital Contribution Limitation, be funded in cash unless otherwise agreed by the General Partner. The value of any property (other than cash) used to fund a Partner's Initial Capital Contribution shall be determined as provided in Section 14.1. To the extent a Partner's Initial Capital Contribution has not been funded as of the Effective Date, the Partner's unfunded Initial Capital Contribution shall be a liability of the Partner to the Partnership and shall be promptly paid upon a demand for payment by the General Partner on behalf of the Partnership. If a Limited Partner fails to make its Initial Capital Contribution within 30 days of the demand for payment from the General Partner, then, in addition to Section 3.2 below, the General Partner may declare such Limited Partner in material breach of this Agreement and may remove such Limited Partner in accordance with Section 12.5.

(b) Subsequent Capital Contributions. A Limited Partner may, subject to any applicable Capital Contribution Limitation, make a Capital Contribution at any time(s) subsequent to its initial Capital Contribution upon terms offered by the General Partner. Unless otherwise agreed between such Limited Partner and the General Partner, a due diligence fee and sales commission or placement fee regarding such subsequent Capital Contribution may be paid to any broker/dealer or registered funding portal through whom the Limited Partner made their initial investment, and the amount of any such fees or commissions shall be allocated to the Capital Account of such Limited Partner. In addition, the General Partner may allocate expenses, including Organization and Offering Costs, to such Capital Contribution.

(c) Capital Calls. The Partnership anticipates that it will, subject to any applicable Capital Contribution Limitation, make annual Capital Calls on the Limited Partners to pay the Management Fee and Expenses incurred by the Partnership, until the Partnership begins receiving payments from production. The General Partner is authorized to make Capital Calls on the Limited Partners for Additional Capital Contributions from time to time. The General

Partner shall not make a Capital Call on one Limited Partner without making a Capital Call on all Limited Partners. The General Partner shall make any Capital Call on the Limited Partners in proportion to Partnership Interests held. The Partnership Interest of all Limited Partners shall be adjusted and readjusted from time to time to reflect Additional Capital Contributions pursuant to a Capital Call. The General Partner may make such Capital Calls only for payment of the Management Fee and Expenses incurred by the Partnership. The General Partner is specifically authorized to use revenues of the Partnership for payment of such Expenses in lieu of or in addition to making any Capital Call.

(d) Making of Capital Calls. The General Partner shall make each Capital Call in the manner provided for giving notice under this Agreement. The General Partner shall state in each Capital Call the dollar amount of the Capital Call and the date (which may not be earlier than 10 days after the date of the Capital Call) by which good funds must be received by the General Partner. The General Partner shall specify the intended use of the proceeds of a Capital Call. The General Partner may delay payment of a Capital Call as to any Limited Partner without being required to delay payment regarding any other Limited Partner.

3.2 Capital Contributions Default. If a Limited Partner fails to timely pay when due any Capital Call for an Additional Capital Contribution before or after the Partnership has begun receiving payments from production (a "**Capital Contribution Default**"), the Partnership shall have the right to offset the entire amount of unpaid Capital Call(s) and any accrued interest thereon against any distribution(s) otherwise due to the defaulting Limited Partner. If the Capital Contribution Default of a Limited Partner has continued for 90 days after the due date for payment as specified in the respective Capital Call notice, then the General Partner, in its sole, reasonable discretion, may, but shall not be obligated to: (a) declare the defaulting Limited Partner's entire Partnership Interest forfeited to the Partnership, to be reallocated among the remaining Limited Partners in proportion to their respective Partnership Interest; (b) cause the defaulting Limited Partner's entire Partnership Interest to be redeemed by the Partnership for the amount of any unpaid Capital Call(s) and accrued interest thereon, and offset such redemption payment against such unpaid Capital Call(s) and accrued interest thereon and any other liabilities such Limited Partner owes to the Partnership, and thereafter offer such redeemed Partnership Interest to any other Partner or third party (including an Affiliate of the General Partner) for such price and on such terms as the General Partner shall determine in its sole discretion; (c) make a loan to the Partnership; (d) make an Additional Capital Contribution in such amount; (e) solicit Capital Contributions from other parties and allow them to become Limited Partners of the Partnership in accordance with Article XI; (f) solicit loans from other parties or Limited Partners; (g) cause the defaulting Limited Partner's entire Partnership Interest to be transferred to an Affiliate of the General Partner for the amount of any unpaid Capital Call(s) and accrued interest thereon, and offset such payment against such unpaid Capital Call(s) and accrued interest thereon and any other liabilities such Limited Partner owes to the Partnership; or (h) any combination of the foregoing, in the sole, reasonable discretion of the General Partner. To the extent any Limited Partner, the General Partner, or any other person makes a Capital Contribution pursuant to this Section 3.2 in connection with a Capital Contribution Default, then such defaulting Limited Partner's Percentage Interest may be proportionately reduced at the General Partner's discretion. Notwithstanding anything in this Agreement, to the extent the General Partner exercises its rights under this Section 3.2 to raise additional equity or debt capital in any of the manners discussed above, then the General Partner may do so on whatever terms the General Partner determines, in its reasonable discretion, including the parties to be solicited and the interest rate to be offered. Additionally, such defaulting Limited Partner failing to pay any Additional Capital Contribution when due pursuant to any Capital Call will be assessed interest on the amount of the Capital Contribution Default at an annual rate of the lessor of 18% or the annual interest rate allowed by applicable law, cumulative and compounding, from the date due until paid.

3.3 Capital Accounts. The Partnership shall establish a separate Capital Account for each Partner and Assignee. The Capital Accounts shall be maintained according to the provisions of Appendix A.

3.4 No Right to Return of or Interest on Capital Account. No Partner may demand or receive the return of its Capital Contribution or any portion of its Capital Account except as provided in this Agreement and the Act. No Partner has any personal liability for the repayment of any Capital Contributions of any other Partner. No interest will accrue or be paid with respect to the Capital Contributions or Capital Account of any Partner.

3.5 Partner and Affiliated Loans. The Partnership may borrow money from any Partner (including the General Partner) or any affiliate of the General Partner to the extent the General Partner deems appropriate to the conduct of the Partnership business on terms that comply with the requirements of Section 5.6(c) (relating to related party transactions). The amount of any loan made to the Partnership by a Partner will not constitute a Capital Contribution or otherwise affect such Partner's Capital Account or Partnership Interest.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocation of Profit or Loss. Partnership profits and losses shall be allocated among the Partners and Assignees in accordance with the provisions of Appendix A. The Partners are aware of the income tax consequences of the allocations made by the Appendix and agree to be bound by the provisions of Appendix A in reporting their shares of Partnership income and loss for income tax purposes.

4.2 Distributions of Distributable Cash.

(a) In General. Except as otherwise provided in Section 13.4 (relating to liquidating distributions), Section 4.3 (relating to withholding and tax adjustments), or Section 4.4 (relating to limitations on distributions), any Distributable Cash as of the end of a fiscal quarter shall be distributed not later than the 30th day after the end of such fiscal quarter to the Partners and Assignees (including the General Partner) according to the following order and priority:

(i) First, 13.5% to the General Partner and 86.5% to respective Limited Partner until such Limited Partner has received cumulative distributions from the Partnership equal to (a) the amount of their respective Unreturned Capital Contribution(s) plus (b) 10% of such respective Unreturned Capital Contribution(s) paid to the Partnership (collectively, the "**Preferred Return**");

(ii) Second, 16.5% catch-up distribution to the General Partner and 83.5% to the respective Limited Partner until the General Partner has received aggregate distributions pursuant to this Section (ii) equal to 15% of the cumulative amount of the distributions made under Section (i) above and this Section (ii); and

(iii) Thereafter, 85% to the respective Limited Partner and 15% to the General Partner.

The General Partner may provide for a record date with respect to distributions.

(b) Tax Distributions. To the extent it may lawfully do so and to the extent not otherwise restricted by the terms of any Partnership contractual obligation, the Partnership shall make distributions to Partners in accordance with Section 4.2(a) and Section 13.4(a)(iii) at such times and in such amounts as the General Partner determines are sufficient to enable the Partners to make payments of income taxes due (including any applicable interest and penalties and, at the discretion of the General Partner, estimated taxes) with respect to their allocable shares of the Partnership's cumulative net taxable income and credits for the current and all prior taxable years. The income taxes due for each Partner will be calculated taking into account (i) the maximum federal individual income tax rates in effect with respect to the applicable tax items and applied uniformly to all Partners, (ii) the amounts and character of the applicable tax items, including any deductions or other tax benefits generally available to all Partners with respect to the Partnership's tax items, (iii) adjustments to a Partner's basis in Partnership assets pursuant to I.R.C. Section 743(b), (iv) the cumulative aggregate distributions previously made pursuant to Section 4.2(a) and this Section 4.2(b), and (v) such other factors as the General Partner determines should be taken into account to achieve the intent of this Section 4.2(b). Any distributions made pursuant to this Section 4.2(b) shall be made to the Partners to the extent of and in proportion to their relative income taxes due with respect to their allocable shares of Partnership cumulative net taxable income and credits, and shall be treated for purposes of this Agreement as advance distributions pursuant to Section 4.6, which shall reduce, dollar-for-dollar, the amount otherwise distributable to such Partner pursuant to Section 4.2(a).

4.3 Withholding and Tax Adjustments. The Partnership shall withhold from distributions, or pay on behalf of a Partner or Assignee, all amounts that the General Partner determines the Partnership is required to withhold or pay on behalf of such person (including federal and state income tax withholding). All amounts so withheld from distributions and paid over to the applicable tax authority are deemed to have been distributed to the person otherwise entitled to receive the amount so withheld. To the extent an amount is payable by the Partnership on behalf of a Partner or Assignee but not withheld from a distribution, the amount payable by the Partnership shall be paid or reimbursed by the applicable Partner or Assignee within 10 days following notice and demand by the Partnership for payment, and if not so paid or reimbursed, the amount payable by the applicable Partner or Assignee shall be a debt due and owing by the applicable Partner or Assignee to the Partnership, which debt, together with interest at the Index Rate, accrued daily and compounded annually, as determined by the General Partner, the Partnership may collect by any legally available means, including by offset against distributions to which such Partner or Assignee would otherwise be entitled under this Agreement. If any payments received by the Partnership are reduced on account of taxes withheld by the payor (or other applicable person) on account of the status of one or more, but not all, of the Partners or Assignees, the amount of the reduction shall be borne by the applicable Partners or Assignees in the applicable amounts, as determined by the General Partner, by offset against distributions to which such Partner or Assignee would otherwise be entitled under this Agreement. To the extent that any taxes are imposed on the Partnership pursuant to the Centralized Partnership Audit Rules and are paid or incurred by the Partnership without reimbursement by the applicable Partners or Assignees (other than as provided in this Section 4.3), the distributions to each Partner or Assignee pursuant to Section 4.2(a) shall be reduced or increased relative to the amounts otherwise determined under Section 4.2(a) in order to take into account the Partnership taxes properly attributable to such Partner or Assignee as determined by the General Partner.

4.4 Limitation on Distributions.

(a) The Partnership may not make a distribution to a Partner or Assignee if, immediately after giving effect to the distribution, the Partnership would be insolvent, determined in accordance with section 17-607 of the Act. If the Partnership makes a distribution to a Partner in violation of this Section 4.4(a), the Partnership shall be entitled to recover the prohibited distribution to the extent provided in the Act.

(b) The Partners shall look solely to the assets of the Partnership for any distributions, including liquidating distributions. If the assets of the Partnership remaining after the payment or discharge, or the provision for payment or discharge, of the Partner liabilities are insufficient to make any distributions, no Partner has any recourse against the separate assets of any other Partner.

4.5 No Right to Partition or Distributions in Kind. No Partner has any right, and waives any right that it might otherwise have, to cause any Partnership property to be partitioned and/or distributed in kind.

4.6 Erroneous Distributions. If the Partnership has, pursuant to any manifest accounting or similar error, distributed to any Partner an amount in excess of the amount to which the Partner is entitled pursuant to this Agreement, the Partner shall reimburse the Partnership to the extent of such excess, without interest, within 30 days after demand by the Partnership. No demand for reimbursement of an erroneous excess distribution may be made pursuant to this Section more than 24 months following the close of the calendar year during which the distribution was made.

4.7 Retention of Distributable Cash. The Partnership will be permitted, in the sole discretion of the General Partner, to retain and not distribute some or all of the Distributable Cash.

ARTICLE V
MANAGEMENT

5.1 Management and Control of Partnership Business. Subject to the limitations set forth in this Agreement, the General Partner has exclusive authority to manage and conduct the Partnership business. The General Partner shall do all things appropriate to carry out the Partnership's purpose, the Offering and the transactions contemplated by the Operating Agreements. Except as otherwise provided in this Agreement, all actions that the General Partner may take and all determinations that the General Partner may make pursuant to this Agreement may be taken and made in the sole and absolute discretion of the General Partner. There shall only be one General Partner of the Partnership. The General Partner (acting on behalf of the Partnership), will have all powers necessary, suitable or convenient to carry out the purposes of this Agreement, including the power and authority to do or cause to be done, or not to do, any and all acts deemed by the General Partner in good faith to be necessary or appropriate in furtherance of the purposes of the Partnership including the power and authority to:

(a) acquire, invest in, hold, pledge, manage, sell, transfer, operate, or otherwise deal in or with the Assets;

(b) open, maintain, and close bank accounts, brokerage, and money market accounts and draw checks and other orders for the payment of moneys;

(c) borrow money or otherwise incur indebtedness for any Partnership purpose, enter into credit facilities, issue evidences of indebtedness and guarantees, and secure any such evidences of indebtedness and guarantees by pledges or other liens on assets of the Partnership; provided, however, that such indebtedness does not exceed 25% of the Fair Value of the Partnership's assets, including cash;

(d) hire consultants, advisors, custodians, attorneys, accountants, placement agents, and such other agents and employees of the Partnership, and authorize each such person to act for and on behalf of the Partnership;

(e) enter into, perform, and carry out contracts and agreements of any kind necessary, advisable, or incidental to the accomplishment of the purposes of the Partnership;

(f) bring, sue, prosecute, defend, settle, or compromise actions and proceedings at law or in equity or before any Governmental Authority;

(g) have and maintain one or more offices and in connection therewith to rent or acquire office space and to engage personnel;

(h) execute, deliver, and perform all agreements in connection with the sale of Partnership Interests, including but not limited to the subscription agreements and any Side Letters with one or more Limited Partners;

(i) form one or more subsidiary corporations or partnerships or other entities;

(j) incur all expenditures and pay the fees described in Section 5.5;

(k) (i) make investments in (A) marketable direct obligations issued or unconditionally guaranteed by the United States, or issued by any agency thereof, maturing within one year from the date of acquisition, (B) money market instruments, commercial paper or other short-term debt obligations rated Aa or P-1 (or the equivalent thereof) or better by Moody's Investors Service Inc. or A-1 (or its equivalent) or better by Standard & Poor's Corporation, (C) certificates of deposit maturing within one year from the date of acquisition, money market accounts, savings accounts, checking accounts or any combination thereof in banks, in each case, which have total assets of $100,000,000 or more, and (D) any other securities that the General Partner reasonably determines are appropriate for short term investments (collectively, "**Temporary Investments**"), and (ii) in connection with its Assets, enter into derivative contracts and other financial instruments for the purpose of hedging such Assets;

(l) make any and all elections under the Code or any state or local tax law (except as otherwise provided herein), including pursuant to Sections 734(b), 743(b), and 754 of the Code, provided that the General Partner will not cause the Partnership to make an election to be treated as other than a partnership for United States federal income tax purposes;

(m) take all actions it deems necessary or appropriate so that the assets of the Partnership do not constitute "plan assets" for purposes of ERISA and the Plan Asset Rules;

(n) maintain cash reserves for anticipated operations, liabilities, and obligations of the Partnership, whether actual or contingent, in such amounts as the General Partner in its reasonable discretion deems necessary or advisable; and

(o) carry on any other activities necessary to, in connection with, or incidental to, any of the foregoing or the Partnership's investment and other activities.

(p) The Limited Partners may not take part in the management or control of the Partnership business or bind the Partnership in their capacities as Limited Partners. The Limited Partners shall not have the right to vote on, or otherwise consent or withhold consent to, any actions taken by the General Partner except with respect to such matters as are expressly stated in this Agreement.

(q) Only the General Partner is authorized to commence a Proceeding on behalf of the Partnership or a Proceeding on behalf of the Partners with respect to the breach of this Agreement by any Partner. Each Partner hereby waives all rights such Partner may have to commence any such Proceeding.

5.2 Employees and Agents.

(a) The General Partner may cause the Partnership to hire employees and agents, and may delegate to such persons any of its authority hereunder, as the General Partner deems appropriate for the conduct of the Partnership's business.

(b) The General Partner may establish offices and appoint officers of the Partnership as the General Partner deems appropriate. Unless the General Partner determines otherwise, if the title assigned to an officer is one commonly used for officers of a business corporation formed under Delaware law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are customarily associated with that office. The officers may be appointed for such terms and may exercise such powers and authority and perform such duties as determined by the General Partner. An officer need not be a Partner of the Partnership. Any two or more offices may be held by the same person. An officer may be removed, with or without cause, at any time by the General Partner. Each officer will hold office until his successor is chosen and is qualified in his stead or until his death, resignation, or removal from office. Any vacancy in an office because of death, resignation, removal, or otherwise may be filled by a person appointed by the General Partner. An officer has the same fiduciary duties as the General Partner as described in Section 5.6.

(c) Any delegation of authority pursuant to this Section 5.2 may be revoked by the General Partner at any time. The foregoing provisions shall not limit or modify in any manner the terms of any applicable employment or consulting agreements that the Partnership may enter into from time to time.

(d) The salaries or other compensation of all Partnership employees, agents, and officers shall be fixed by or in the manner prescribed by the General Partner.

5.3 Limitations on General Partner Authority.

(a) Actions Requiring Approval of all Partners. A General Partner may not do any of the following acts without the approval of all Partners:

(i) knowingly do any act in contravention of this Agreement or, except as otherwise provided in this Agreement (including, without limitation, Section 5.6 below), when acting on behalf of the Partnership, engage in, or cause or permit the Partnership to engage in, any activity that is not consistent with the purposes of the Partnership;

(ii) except as otherwise provided in this Agreement, knowingly do any act that would make it impossible to carry on the Partnership business;

(iii) knowingly perform any act that would subject any Limited Partner to liability as a general partner of the Partnership in any jurisdiction; or

(iv) cause the Partnership to (A) not be taxable as a partnership for income tax purposes, or (B) take a position inconsistent with such treatment.

(b) Approval Procedures. Any approval of the Partners required under this Section shall be valid only if obtained according to the procedures set forth in Article IX (relating to meetings of Partners and written consents in lieu of a meeting).

5.4 Reliance. Persons dealing with the Partnership may rely conclusively on the authority of any General Partner as set forth in this Agreement. Every document executed by a General Partner with respect to any business or property of the Partnership is conclusive evidence in favor of any person relying on the document that (a) at the time of the execution and delivery of the document this Agreement was effective, (b) the document was executed in accordance with this Agreement and is binding on the Partnership, and (c) the General Partner was authorized to execute and deliver the document on behalf of the Partnership.

5.5 Compensation and Expenses of Partners.

(a) Except as otherwise provided in this Section 5.5, Limited Partners are not entitled to any salary, fee, or other remuneration (other than distributions with respect to the Limited Partner's Partnership Interest) for providing property or services or other consideration to or for the benefit of the Partnership in their capacity as a Limited Partner, except that a General Partner is entitled to reimbursement from the Partnership for reasonable out-of-pocket expenses paid or incurred on behalf of the Partnership, including reasonable charges for services provided by employees of the General Partner and overhead expenses, including (i) payments to third-party consultants; (ii) all out-of-pocket expenses incurred in connection with the sourcing, evaluating, making, holding, monitoring, maintaining or refinancing of any investment, including geological work, engineering consulting, landman consulting, other consulting, advisory, investment banking and other professional fees relating to particular investments or contemplated investments; (iii) expenses incurred in connection with the operation of the Partnership, including (A) legal, accounting, auditing, administrative and consulting fees and expenses, (B) fees and expenses associated with the preparation and distribution of the Partnership's financial statement, tax returns, Schedule K-1s and related tax and financial statements and (C) related to compliance with U.S. federal, state, local, non-U.S. and other laws and regulations on behalf of the Partnership, and related expenses, including expenses related to legal inquiries (formal and informal), including regulatory "sweeps," (iv) litigation related and indemnification expenses, including the costs of any settlements in connection therewith and expenses relating to obtaining and maintaining insurance to benefit, directly or indirectly, the Partnership or the General Partner and their respective affiliates or their respective shareholders, partners, members, officers, directors, employees and agents; (v) interest expenses and other financing charges; (vi) fees charged by the administrator of the Partnership; and (vii) operations, accounting and portfolio-related software, and related connectivity costs of each such type of software (collectively, the "**Expenses**"). The Partnership will bear up to $49,400 of all expenses incurred in connection with forming and establishing the Partnership or General Partner and the offering and sale of Partnership Interests. To the extent that this $49,400 fixed amount exceeds the actual classification of expenses (detailed in the prior sentence) incurred by the Partnership, such excess will be considered compensation to the General Partner. This Section does not limit or enlarge a Partner's rights to liability protection or indemnification under Article VI, and does not limit the Partnership's ability to enter into transactions with Partners in their capacities other than as Partners in accordance with Section 5.6(c).

(b) The General Partner is also entitled to and shall receive certain fees for services paid by the Partnership (a "**Management Fee**"), which shall be paid annually at a rate of $35,000 (which amount will be adjusted upward the Management Amount account for annual inflation beginning one full calendar year after final Closing of the Offering in an amount equal to the annual U.S. CPI). For avoidance of doubt, such Management Fee and Expenses will be billed on an annual basis pro-rata to the Limited Partners in accordance with Section 3.1(c).

(c) The General Partner will also be paid a "**General Partner 15% Fixed Fee**" calculated on the aggregate cost amount for the acquisition by the Partnership of Assets. The General Partner 15% Fixed Fee is fixed fee compensation paid, on non-accountable basis, to the General Partner to defray direct and indirect costs related to purchase and transfer of Partnership Assets.

5.7 Standards of Partner Conduct.

(a) In General. To the fullest extent permitted by applicable law, and subject to Section 6.3(a) (relating to improper conduct), the General Partner shall have no contractual or fiduciary duty to another Partner or any other person who is a party to or otherwise bound by this Agreement.

(b) Outside Activities. The General Partner shall devote to the Partnership's affairs only such time and resources as the General Partner deems necessary for the conduct and winding up of the Partnership business. A

Partner or Assignee may engage in or have an interest in other business ventures of every nature and description, independently or with others, including the ownership and operation of businesses similar to or in competition with, directly or indirectly, the Partnership. Neither the Partnership nor any Partner or Assignee, solely as a result of such person's interest in the Partnership, has any right to acquire any rights in or to any such other business venture or to the income or profits derived from any such other business venture. A Partner or Assignee has no duty to disclose any such similar or competing business venture to the Partnership or any Partner or Assignee, or to offer the Partnership any prior opportunity to acquire an interest in such other business venture.

(c) Related Party Transactions. Except as otherwise provided in this Agreement, the General Partner, when acting on behalf of the Partnership, may purchase property from, sell property to, or otherwise deal with any Partner or Assignee, acting on its own behalf, or any Affiliate of any Partner or Assignee, but any such transaction shall be on terms that are no less favorable to the Partnership than if the transaction had been entered into with an independent third party. No provision of this Agreement requires disclosure of any transaction to, and approval of the transaction by, any disinterested governing persons of the Partnership or the Partners.

ARTICLE VI
LIABILITY AND INDEMNIFICATION

6.1 Limitation of Liability. Subject to Section 8.5(d) (relating to imputed tax liabilities) and any independent obligation of any Limited Partner pursuant to a written guaranty or other commitment entered into by such Limited Partner, no Limited Partner is liable for any debts, obligations, or liabilities of the Partnership. Subject to Section 6.3, an Indemnified Person is not liable to the Partnership or any other Indemnified Person for any Damages arising from any Proceeding relating to the conduct of the Partnership business or relating to any act or omission by the Indemnified Person, including any act or omission constituting negligence (including the Indemnified Person's own or sole negligence), within the scope of the Indemnified Person's authority in the course of the Partnership's business, or for any misconduct or negligence on the part of any other person who is an employee or agent of the Partnership. Subject to Section 6.3, an Indemnified Person has no fiduciary duty to the Partnership or any other Indemnified Person by reason of such Indemnified Person's status as a Partner or relation to any person having such status.

6.2 Indemnification by Partnership. To the fullest extent permitted by applicable law and subject to Section 6.3, the Partnership indemnifies and holds harmless each Indemnified Person from and against any Damages arising from any Proceeding relating to the conduct of the Partnership's business or to any act or omission by such Indemnified Person, including any act or omission constituting negligence, within the scope of the Indemnified Person's authority in the course of the Partnership's business or for any misconduct or negligence on the part of any other person that is an employee or agent of the Partnership. The right to indemnification under this Section 6.2 shall extend to any Damages incurred in establishing such right to indemnification and proving the amount of Damages eligible for indemnification. An Indemnified Person's expenses paid or incurred in defending itself against any such Proceeding or for appearance as a witness or other participant in any such Proceeding shall be paid or reimbursed by the Partnership in advance of the final disposition of the Proceeding upon delivery to the Partnership of a written undertaking (which need not be secured) by or on behalf of such Indemnified Person to repay all amounts so paid or reimbursed if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified under this Agreement. The right to indemnification conferred in this Article is not exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of Partners, or otherwise.

6.3 Conduct Not Protected.

(a) This Article does not operate to limit liability or to indemnify a person to the extent the person is found liable pursuant to a final judgment of a court of competent jurisdiction for having personally committed:

(i) an act or omission that constitutes intentional misconduct, fraud, or a knowing violation of law;

(ii) a transfer or attempted transfer of all or a portion of a Partnership Interest in a Prohibited Transfer or a Partner ceasing to be a Partner in violation of this Agreement, including specifically Article XIII;

(iii) a willful material breach of this Agreement or any other agreement relating to the Partnership's business; or

(iv) an act or omission for which indemnification is expressly prohibited by law.

(b) No provision of this Agreement requires the Partnership to pay or incur any amount for which indemnification is not permitted under this Article.

(c) Any payments made to or on behalf of a person who is later determined not to be entitled to such payments shall be repaid by the person to the Partnership. The Partnership may require, as a condition to the payment of any amounts pursuant to Section 6.2, that the Indemnified Person provide to the Partnership (i) a written affirmation by the Indemnified Person of the person's good faith belief that the person has met the standard of conduct necessary for indemnification under this Section; and (ii) a written undertaking by or on behalf of the Indemnified Person to repay the amount paid or reimbursed if the person has not met that standard or if indemnification is otherwise prohibited by law.

6.4 Insurance. The Partnership may maintain insurance to protect any person against any expense, liability, or loss, whether or not the Partnership would have the power to indemnify such person against such expense, liability, or loss under the Act. The Partnership's obligation to fund indemnification of any Indemnified Person shall commence only after all available insurance has been exhausted.

6.5 Survival. The indemnities provided for in this Agreement survive the transfer of an Indemnified Person's Partnership Interest, the termination of the person's status as a Partner or other status giving rise to classification as an Indemnified Person, and the termination of this Agreement and the Partnership.

ARTICLE VII
BOOKS AND RECORDS; REPORTS

7.1 Maintenance of and Access to Books and Records. The Partnership shall maintain such books and records regarding the Partnership's business and financial condition, partners, properties, and other matters as is just and reasonable, including all books and records and other information required under the Act. Each Partner may request copies of Partnership information or for access to the Partnership's books and records for a purpose reasonably related to the Partner's interest as a Partner. Upon receiving a request for copies of Partnership information or for access to the Partnership's books and records from a Partner, the Partnership may grant the request subject to reasonable standards established by the General Partner, including standards governing what information and documents are to be furnished at what time and location and at whose expense; provided, however, the General Partner may, in its reasonable discretion (with or without consulting legal counsel), withhold any requested Partnership information or deny access to the Partnership's books and records. Such standards may be established by the General Partner following the receipt of a request, and such standards need not be consistent with respect to each request or each Partner making a request. For the avoidance of doubt, in addition to withholding confidential information as provided in the Act or this Agreement, in order to protect the privacy interests of affected individual Partners or the best interests of the Partnership or its Partners collectively, the General Partner may (but is not required to) withhold from any Partner information concerning any other Partner, including such other Partner's name and contact information, or may provide such information only under conditions reasonably established by the General Partner.

7.2 Fiscal Year. The Partnership shall adopt the calendar year as its fiscal year for financial and tax accounting purposes.

7.3 Annual Financial and Operating Reports; Annual Audit. The General Partner will use commercially reasonable efforts to prepared and provide, within 120 days after the end for fiscal year beginning with the first complete calendar year of the Partnership and for each calendar year thereafter, to each Limited Partner an audited report (prepared in accordance with generally accepted accounting principles) setting forth as of the end of such fiscal year, (i) annual financial statements of the Partnership, including income statement, cash flows, and balance sheets; (ii) a statement of the Limited Partner's capital account and a reconciliation thereof with respect to the balance of such capital account as of the end of the immediately preceding fiscal year; and (iii) a report of all Partnership assets, valued at historical cost.

7.4 Tax Reports. Not later than the date (including extensions) for filing the Partnership's tax return with the Internal Revenue Service (Form 1065), the General Partner shall deliver to each person who was a Partner or Assignee at any time during the period covered by the return all information necessary for the preparation of such person's federal and state income tax returns, including a Form 1065 Schedule K-1 (if applicable), as required by law. Upon the written request of any Partner or Assignee, the General Partner shall deliver to such person information necessary for the preparation of any tax returns that must be filed by such person, including information necessary for estimating and paying estimated taxes, or for making any elections required to be made by the Partner or Assignee with respect to Partnership activities, but only to the extent the information is readily available or can be obtained without material cost to the Partnership (as determined by the General Partner).

7.5 Transmission of Communications. Each person who holds a Partnership Interest on behalf of, or for the benefit of, another person or persons shall be responsible for conveying any report, notice or other communication received from the General Partner or the Partnership concerning the Partnership's affairs to such other person or persons.

7.6 Confidential Information. The General Partner from time to time may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, properties, and financial condition of the Partnership should be kept confidential and not provided to some or all other Partners. The General Partner is authorized to withhold such information from such Partners, or provide it subject to such conditions as necessary to preserve the confidentiality of such information, as reasonably determined by the General Partner. The Partners may receive information from or regarding the Partnership in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Partnership or persons with which it does business. Each Partner shall hold in strict confidence any information it receives regarding the Partnership that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any person without the General Partner's prior approval, except for disclosures (i) compelled by law (but the Partner must notify the General Partner promptly of any request for that information, before disclosing it, if practicable), (ii) to advisers or representatives of the Partner in connection with their duties as such, or to persons to whom that Partner's Partnership Interest may be transferred as permitted by this Agreement in connection with the proposed transfer, but only if such persons have agreed to be bound by the provisions of this Section, or (iii) of information that Partner also has received from a source independent of the Partnership that the Partner reasonably believes obtained that information without breach of any obligation of confidentiality. The Partners acknowledge that breach of the provisions of this Section may cause irreparable injury to the Partnership for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the provisions of this Section may be enforced by specific performance. This Section shall not override or otherwise limit any confidentiality obligations imposed under any other agreement or under applicable law.

ARTICLE VIII
TAX MATTERS

8.1 Tax Classification. The Partners intend that the Partnership be classified as a partnership for federal income tax purposes. The General Partner shall take all actions reasonably necessary or appropriate to ensure the Partnership is so classified (including the filing of elections or tax returns). No Partner shall take any action inconsistent with the classification of the Partnership as a partnership for federal income tax purposes.

8.2 Partnership Returns. The General Partner shall cause the Partnership to file such tax returns as may be required by law.

8.3 Tax Elections.

(a) General. Except as otherwise provided in this Agreement, the General Partner shall cause the Partnership to timely make or revoke all elections, and take all tax reporting positions, necessary or desirable for the Partnership as determined by the General Partner. No election shall be made by any Partner to have the Partnership excluded from the application of any provision of Subchapter K of the I.R.C. or any corresponding or comparable provision of any other applicable tax law.

(b) Safe Harbor Election for Compensatory Partnership Interests. If Proposed Treasury Regulations Section 1.83-3(l) is adopted as a temporary or final regulation, the Partnership shall make the safe harbor election described in such regulations, and the Partnership and each Partner (including any person to whom an interest in the Partnership is transferred in connection with the performance of services) shall comply with all requirements of the safe harbor with respect to all Partnership Interests transferred in connection with the performance of services while the election remains effective. The General Partner shall prepare, execute, and file any required documentation to cause the election to be effective. The General Partner may terminate the safe harbor election at any time if it determines that it is in the best interests of the Partnership and the Partners to do so.

8.4 Consistent Reporting. Each Partner shall, on the Partner's tax returns, treat each item of income, gain, loss, deduction, or credit attributable to the Partnership in a manner consistent with the treatment of the item on the Partnership's return. No Partner may file a request for an administrative adjustment of partnership items under I.R.C. Section 6227(a) (as in effect prior to the Bipartisan Budget Act of 2015) if such request would cause the Partner's treatment of the item to be inconsistent with the treatment of the item on the Partnership's return.

8.5 Tax Proceedings.

(a) The General Partner shall be the Partnership's "partnership representative" for all purposes of I.R.C. Section 6223, and shall take such actions as are required to be so designated under applicable Treasury Regulations and to be designated in any similar capacity with respect to other Partnership taxes and tax Proceedings (in any such capacity, the "**Tax Representative**"). The General Partner may designate any eligible individual to serve as the "designated individual" through whom the Tax Representative acts, and the designated individual shall be so appointed by the Partnership in accordance with applicable Treasury Regulations and corresponding or comparable provisions of other applicable laws. The General Partner shall cease to have the capacity to act as the Tax Representative upon the withdrawal or removal of the General Partner as General Partner as provided in this Agreement, in which event the Successor General Partner appointed as provided in Section 12.3, or Liquidator appointed as provided in Section 13.2(b), as applicable, shall take such actions as are necessary to revoke the designation of the former General Partner as the Tax Representative, and to be appointed the Tax Representative, for all applicable tax periods.

(b) The Tax Representative shall represent the Partnership in connection with all Proceedings with any tax authority related to the Partnership's tax returns and taxes payable. The Tax Representative has the exclusive right to conduct such Proceedings and to make any elections with respect to such Proceedings. Each Partner shall cooperate with the Tax Representative and do or refrain from doing all things reasonably requested by the Tax Representative with respect to the conduct of any Proceedings with any tax authority related to the Partnership's tax returns and taxes payable. Each Partner (other than the Tax Representative) waives any right that such Partner has to initiate, conduct, or participate in any such Proceedings.

(c) If any tax Proceeding results in a tax deficiency (including penalties, additions to tax or interest imposed with respect to such taxes) being assessed (i) against the Partnership with respect to tax items otherwise required to be reported by the Partners, including any imputed underpayment as described in I.R.C. Section 6225 or any similar tax deficiency imposed under state or local tax laws, or (ii) against the Partners in accordance with Treasury Regulations Section 301.6241-3 (relating to partnerships that cease to exist and partnerships that are unable to pay an imputed underpayment) or in accordance with corresponding provisions of other applicable tax laws, the General Partner shall allocate such tax deficiency to the Partners, through adjustments to distributions to which the Partners are otherwise entitled, taking into account (A) any applicable modifications described in I.R.C. Section 6225(c) or corresponding or comparable provisions of other applicable tax laws, (B) each applicable Partner's allocable share of the partnership-related items, and associated adjustments to such items, and (C) the applicable taxable years or other applicable periods to which the partnership-related items and associated adjustments relate.

(d) Each Partner shall indemnify and hold harmless the Partnership from and against any liability with respect to that portion of any tax deficiency that is properly allocable to the Partner as determined by the General Partner according to Section 8.6(c) and to the extent such allocable amount is not recovered by the Partnership through adjustments to distributions as provided in Section 8.5(c). A Partner's indemnity obligation under this Section 8.5(d) is recoverable from such Partner pursuant to Section 4.3 (withholding and tax adjustments) or by other legal means. In accordance with Section 8.7 (survival), the indemnity obligation imposed under this Section 8.5(d) may be enforced against a former Partner to the extent of any tax deficiency properly allocable to the former Partner.

(e) References in this Agreement to I.R.C. Sections 6221 through 6241 refer to those sections as in effect following the Bipartisan Budget Act of 2015 and as subsequently amended, except as otherwise noted.

8.6 Partner Obligations.

(a) Each Partner shall timely provide to the Partnership all information and documents that such Partner is required to provide by applicable tax requirements, and shall also provide to the Partnership upon request such additional information and documents as the General Partner or the Tax Representative may reasonably request in connection with the Partnership's compliance with applicable tax requirements or filing of any permitted tax elections, including any information or documents necessary to make the election under I.R.C. Section 6221(b)(1), to make the "push out" election under I.R.C. Section 6226 or to give effect to any such election by any entity in which the Partnership is a partner, to modify an imputed underpayment under I.R.C. Section 6225(c), or to make any comparable elections or modifications under other applicable laws.

(b) At the request of the General Partner, or the Tax Representative, in connection with an adjustment of any partnership-related item of the Partnership or any partnership in which the Partnership invests, directly or indirectly, each Partner shall promptly file one or more amended tax returns in the manner contemplated by I.R.C. Section 6225(c)(2)(A) and pay any tax due with respect to such tax returns, or take the alternative actions specified in I.R.C. Section 6225(c)(2)(B). Each Partner shall take any comparable actions required under other applicable laws.

(c) The costs and expenses incurred by a Partner in connection with complying with this Section will not be treated as Partnership expenses and will not be reimbursed by the Partnership.

8.7 Survival. This Article shall survive the termination of the Partnership and the termination of any Partner's interest in the Partnership and remain binding for a period of time necessary to resolve all tax matters with applicable taxing authorities.

ARTICLE IX
MEETINGS AND VOTING

9.1 Meetings.

(a) Meetings of the Partners may be called at any time by the General Partner, or by one or more Limited Partners holding at least 50% of the Percentage Interest held by Limited Partners. Meetings shall be held at the Partnership's principal place of business or at such other reasonable place set forth in the notice of the meeting.

(b) Any action that may be taken at a Partners' meeting may be taken without holding a meeting if Partners having at least the minimum Percentage Interest that would be necessary to take the action at a meeting, in which each Partner entitled to vote on the action is present and votes, sign a written consent or consents stating the action taken.

(c) Except as otherwise provided in this Agreement, meeting notices and procedures, including procedures for obtaining written consents in lieu of a meeting, shall be in conformity with the rules applicable to Delaware stock corporations set forth in Delaware General Corporation Law, Del. Code tit. 8, §§ 211 - 233 as determined by the General Partner. The General Partner is solely responsible for convening and conducting meetings of the Partners, conducting the solicitation of consents determining the validity and effect of responses to any solicitation of consents, and determining other matters regarding meetings, voting, and consents.

(d) Notice of the results of any vote taken at a meeting, or the results of any solicitation of consents in lieu of a meeting, shall be given to the Limited Partners not later than with the delivery of the next following report of financial information given pursuant to Section 7.3.

9.2 Voting. Each Partner shall have voting rights in proportion to the Partner's Percentage Interest. A Partner may vote at a meeting in person, or by a proxy executed in writing by the Partner and received by the General Partner prior to the time when the votes of Partners are to be counted. The provisions of the Delaware General Corporation Law pertaining to the validity and use of proxies by shareholders of a corporation, as determined by the General Partner, govern the validity and use of proxies given by Partners. Only Partners of record on the date of the meeting (or if the vote is conducted without a meeting then on the date of the notice soliciting the Partner consents) may vote.

ARTICLE X
TRANSFER OF PARTNERSHIP INTERESTS

10.1 Limitation on Transfers.

(a) The term "transfer," when used in this Agreement in reference to a transfer of a Partnership Interest, means an assignment (whether voluntarily, involuntarily, or by operation of law and whether or not effective under this Agreement) of all or any portion of a Partner's or Assignee's Partnership Interest, or any interest therein (including any voting or other rights with respect to the Partnership Interest), by a Partner or Assignee (other than the General Partner or a Limited Partner that is an Affiliate of the General Partner) to another person, and includes a sale, assignment, conveyance, gift, exchange, abandonment, or other disposition, a transfer by merger or other business combination, a transfer pursuant to bankruptcy, insolvency, incapacity, divorce, or death, and any pledge, hypothecation, or other encumbrance.

(b) A Partner may not transfer all or any portion of its Partnership Interest unless the transfer is a Permitted Transfer. A transfer of a Partnership Interest that is not a Permitted Transfer is a Prohibited Transfer.

(c) A change of Control of any Partner constitutes a transfer of the Partnership Interest held by such Partner.

10.2 Permitted Transfer of General Partnership Interests.

(a) A transfer of a General Partnership Interest is a Permitted Transfer only if the transfer satisfies the conditions of Section 10.4 and is described in one or more of the following paragraphs of this Section:

(i) the transfer is approved by a Majority-in-Interest of the Partners (excluding the transferor); or

(ii) the transfer is to an Affiliate of the General Partner.

(b) Upon a Permitted Transfer by a General Partner of all of its General Partnership Interest and the admission of the transferee as a Successor General Partner as provided in Section 11.3, the transferor General Partner shall be deemed to have withdrawn as a general partner of the Partnership, as of the effective date of the transfer determined according to Section 10.5.

(c) Any transfer by a General Partner of a Limited Partnership Interest held by it shall be governed by Section 10.3.

10.3 Permitted Transfer of Limited Partnership Interest.

(a) A transfer of a Limited Partnership Interest is a Permitted Transfer only if the transfer satisfies the conditions set forth in Section 10.4 and is described in one of more of the following paragraphs of this Section:

(i) the transfer is approved by the General Partner;

(ii) the transfer is to the General Partner or an affiliate of the General Partner;

(iii) if the Limited Partner is a corporation, the transfer is to a member of the Limited Partner's affiliated group (as defined in I.R.C. Section 1504(a));

(iv) if the Limited Partner is a trustee of one or more employee benefit plans, the transfer is to a co-trustee or a successor trustee to such plans; or

(v) if the Limited Partner is an individual, the transfer is to the Partner's estate, testamentary trust, or legal representative as a result of the Partner's death or adjudication of incapacity in general its person or affairs, or the transfer is of a community property or other interest from the Limited Partner's spouse or former spouse to the Limited Partner pursuant to the death of the Limited Partner's spouse or termination of the marital relationship of the Limited Partner and the spouse.

(b) Upon any Permitted Transfer by a Limited Partner of all of its Limited Partnership Interest, the Limited Partner shall cease to be a Limited Partner.

(c) Any Limited Partners will be responsible for all fees and expenses incurred by the General Partner or its affiliates in connection with any Permitted Transfer, including reasonable attorney's fees.

10.4 Conditions to Permitted Transfers of Partnership Interests. Without limiting any Partner's authority to withhold approval for the transfer of a Partnership Interest, a transfer shall not be a Permitted Transfer unless the General Partner reasonably determines that all of the following conditions are satisfied:

(a) The transfer complies with all applicable laws, including any applicable securities laws.

(b) The transfer will not cause the Partnership to be treated as other than a partnership for federal income tax purposes.

(c) The transfer will not cause the Partnership to be subject to regulation under the Investment Company Act of 1940.

(d) The transfer will not cause any assets of the Partnership to be deemed "plan assets" under the Employee Retirement Income Security Act of 1974.

(e) The transfer will not cause the application of the tax-exempt use property rules of I.R.C. Sections 168(g)(1)(B) and 168(h) to the Partnership or its Partners, unless the General Partner determines that such rules will not have an adverse impact on the Partners.

(f) The transfer will not prevent any election out of the Centralized Partnership Audit Rules, unless the General Partner waives this requirement.

(g) The transfer will not cause a reallocation of Partnership liabilities under I.R.C. Section 752, unless the General Partner determines that such reallocation will not have an adverse impact on the Partners.

(h) The transferor and transferee have delivered to the Partnership any documents that the General Partner requests in connection with the transfer, including any required withholding certificates and any documents to confirm that the transfer satisfies the requirements of this Agreement, to give effect to the transfer, and to confirm the transferee's agreement to be bound by this Agreement as an Assignee.

(i) If requested by the General Partner, the Partnership has received a transfer fee in an amount determined by the General Partner to be sufficient to reimburse the Partnership for the estimated expenses likely to be incurred by the Partnership in connection with such transfer.

(j) The General Partner will receive a 15% Net Distribution Interest in connection with the transfer of any Partnership Interests under this Section.

(k) The transfer does not violate the terms and conditions of any agreement imposing restrictions on the transfer of the Partnership Interest.

10.5 Effective Date; Distributions.

(a) A Permitted Transfer of a Partnership Interest is effective as of the last day of the calendar month following the calendar month during which the General Partner receives notice of such transfer (in such form and manner as the General Partner may require) unless the General Partner determines that the transfer should be effective as of an earlier or later date (for example, on any date the transfer is effective as a matter of state law, or where the notice of transfer specifies that the transfer is to be effective on a future date). The transferor shall be treated as the owner of the Partnership Interest transferred through the end of the effective date of the transfer.

(b) Distributions with respect to a transferred Partnership Interest that are made on or before the effective date of the transfer shall be paid to the transferor, and distributions with respect to the transferred Partnership Interest that are made after such date shall be paid to the Assignee. If less than all of the Partnership Interest is transferred, distributions with respect to the Partnership Interest shall be allocated among the transferor and Assignee according to their respective interests as determined by the General Partner.

(c) Effective as of the effective date of a transfer of a Partnership Interest, the General Partner shall amend Exhibit A as necessary to reflect any reduction in the transferor's Percentage Interest and to reflect the Assignee's Percentage Interest (if any).

(d) Neither the Partnership nor the General Partner has any liability for making distributions to the Partners determined in accordance with this Section 10.5, whether or not the General Partner or the Partnership has knowledge of any transfer of any Partnership Interest.

10.6 Transferor's Obligations. The transferor of a Partnership Interest who ceases to be a Partner continues to be obligated with respect to its Partnership Interest or its status as a former Partner as provided in the Act and applicable law.

10.7 Assignee's Rights and Obligations. Unless an Assignee becomes a Partner pursuant to Article XI, such Assignee shall not be entitled to any of the rights granted to a Partner, other than the rights to receive allocations of profits and losses and distributions with respect to the Partnership Interest transferred, to transfer the Assignee's Partnership Interest (subject to the conditions of this Article X), and to receive reports and information as specified in Article VII. Subject to the limitation of the preceding sentence, an Assignee of a Partnership Interest shall succeed to the economic interest of the transferor to the extent of the Partnership Interest transferred. An Assignee is bound by the limitations and obligations imposed on Partners under this Agreement irrespective of whether the Assignee has signed or otherwise adopted this Agreement. If an Assignee in a Permitted Transfer is a Partner immediately prior to the transfer, the Assignee will have all of the rights granted to a Partner with respect to the Partnership Interest transferred.

10.8 Effect and Consequences of Prohibited Transfer.

(a) Except as otherwise required by law or as approved by the General Partner, the Partnership and the General Partner shall treat a Prohibited Transfer as void and shall recognize the transferor as continuing to be the owner of the Partnership Interest purported to be transferred. If the Partnership is required by law to recognize a Prohibited Transfer, the transferee shall be treated as an Assignee with respect to the Partnership Interest transferred and may not be treated as a Partner with respect to the Partnership Interest transferred unless admitted as a Partner in accordance with Article XI.

(b) The Partnership may remove the transferor and Assignee with respect to a Prohibited Transfer as provided in Article XII.

(c) The transferor and transferee with respect to a Prohibited Transfer shall be jointly and severally liable to the Partnership for, and shall indemnify and hold the Partnership harmless against, any expense, liability, or loss incurred by the Partnership (including reasonable legal fees and expenses) as a result of such transfer, their removal and liquidation of their Partnership Interests (if applicable), and the efforts to enforce the indemnity granted in this Section 10.8(c).

ARTICLE XI
ADMISSION OF NEW PARTNERS

11.1 Substituted Limited Partners. An Assignee of a Limited Partnership Interest shall be admitted as a Substituted Limited Partner with respect to such Limited Partnership Interest on the date on which all of the following conditions are satisfied:

(a) The General Partner has approved the admission of the Substituted Limited Partner.

(b) The Assignee has delivered to the Partnership any agreements and other documents that the General Partner requests to confirm such Assignee as a Limited Partner in the Partnership and such Assignee's agreement to be bound by this Agreement as a Limited Partner.

(c) If requested by the General Partner, the Partnership has received an admission fee in an amount determined by the General Partner to be sufficient to reimburse the Partnership for the estimated expenses likely to be incurred by the Partnership in connection with the admission of the Assignee as a Substituted Limited Partner.

11.2 Additional Limited Partners.

(a) The General Partner may admit Additional Limited Partners pursuant to the Offering during the Offering Period in its sole discretion (each, a "**Subsequent Closing**").

(b) The Partnership may issue a Limited Partnership Interest to a person who is not then a Limited Partner, and may admit the person as an Additional Limited Partner, only upon satisfaction of all of the following conditions.

(i) The General Partner has approved the admission of the Additional Limited Partner after notice to all Partners of (i) the Initial Capital Contribution to be made by the proposed Additional Limited Partner, (ii) the effect of the admission on each Partner's Percentage Interest, and (iii) other material information relevant to the proposed admission as determined by the General Partner;

(ii) the admission of the proposed Additional Limited Partner satisfies the applicable conditions of Section 10.4; and

(iii) the proposed Additional Limited Partner has delivered to the Partnership any agreements or other documents that the General Partner may request in its sole discretion.

(c) Effective as of the effective date of the issuance of a Partnership Interest to an Additional Limited Partner in compliance with the conditions of this Section 11.2, the General Partner shall amend Exhibit A as necessary to reflect the admission of the Additional Limited Partner.

11.3 Successor General Partners. A person shall be admitted as a Successor General Partner only if:

(a) the person is the transferee of all of the General Partner's General Partnership Interest in a Permitted Transfer, or

(b) the person is elected to be a Successor General Partner in the manner described in Section 12.3 (relating to removal of a General Partner).

11.4 No Required Capital Contributions. A person may be admitted as a Partner, including as a sole General Partner, and may acquire a Percentage Interest without making a contribution to the Partnership or assuming an obligation to make a contribution to the Partnership. A person may be admitted as a General Partner, including as the sole General Partner, without acquiring a Percentage Interest.

ARTICLE XII
WITHDRAWAL OR REMOVAL OF PARTNERS

12.1 Withdrawal of General Partner.

(a) A General Partner ceases to be a general partner of the Partnership upon the occurrence of any event specified in section 17-402(a) of the Act. If a General Partner ceases to be a general partner of the Partnership in violation of this Section 12.1(a), the Partnership may recover damages from the former General Partner for breach of this Agreement, including the reasonable cost of obtaining replacement of the services the former General Partner was obligated to perform.

(b) If a General Partner ceases to be a general partner of the Partnership, any remaining General Partners shall continue the Partnership business. If there are no remaining General Partners, the Partnership shall be wound up and liquidated pursuant to Article XIII, unless the Partnership is continued as provided in Section 13.3(c).

12.2 Removal of General Partner.

(a) A General Partner may be removed as a general partner of the Partnership upon the affirmative vote of a Majority-in-Interest of the Partners (other than the General Partner to be removed) if there is cause for removal as specified in Section 12.2(b) and the Partnership has received a written opinion of counsel that:

(i) cause for removal as specified in Section 12.2(b) exists;

(ii) the removal of the General Partner will not result in the loss of limited liability of any Limited Partner or the treatment of the Partnership as other than a partnership for United States federal income tax purposes; and

(iii) the removal of the General Partner is not prohibited under any loan agreements, contracts, or other applicable legal requirements.

(b) Cause for removal exists only if one or more of the following conditions have occurred:

(i) the General Partner has engaged in wrongful conduct described in Section 6.3(a) that adversely and materially affected the Partnership business or the Limited Partners; or

(ii) a final judgment of a court of competent jurisdiction has been entered that the General Partner's removal is necessary to comply with, or avoid or mitigate material adverse consequences from, any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute.

12.3 Election of Successor General Partner. If a General Partner withdraws from the Partnership as General Partner or is removed as the General Partner, within 90 days following such withdrawal or removal a Majority-in-Interest of the remaining Partners may elect a Successor General Partner effective as of the date of the former General Partner's withdrawal or removal. A Successor General Partner may not be elected pursuant to this Section or admitted to the Partnership unless the applicable conditions of Section 10.4 are satisfied. The Successor General Partner shall adopt any required amendments to this Agreement, and file any required amendment to the Certificate of Formation, to reflect the removal of the former General Partner and election of the Successor General Partner.

12.4 Withdrawal of Limited Partners.

(a) No Limited Partner may withdraw as a Limited Partner or otherwise cease to be a Limited Partner except upon the following events:

(i) receipt by the Partnership of a notice of such Limited Partner's withdrawal as a Limited Partner and the General Partner consents in writing to such Limited Partner's withdrawal;

(ii) a transfer of all of the Limited Partner's Limited Partnership Interest in a Permitted Transfer;

(iii) a forfeiture of all of the Limited Partner's Partnership Interest as provided in any agreement related to the issuance of the Partnership Interest or as provided in this Agreement; or

(iv) removal of the Limited Partner as a Partner as provided in this Agreement.

(b) A Limited Partner ceases to be a Limited Partner upon the occurrence of any event specified in section 17-402(a) of the Act, applied as if the Limited Partner were a general partner. If a Limited Partner ceases to be a Limited Partner in violation of Section 12.4(a), the Partnership may recover damages from the former Limited Partner for breach of this Agreement.

(c) In the event that a Limited Partner withdraws in accordance with Section 12.4(a)(i)–(iii), such Limited Partner may request that the Partnership redeem the Partnership Interest of such Partner, or the General Partner may in its discretion determine to redeem such Partnership Interest, according to the terms set out in Section 12.5. If the General Partner grants such redemption request or determines to redeem such Partnership Interest, as of the end of the next calendar month, and may pay the redemption purchase price in quarterly installments over a period of not to exceed 24 calendar months, with interest at the then current Texas judgment rate. Any such redemption shall be subject to the requirements and limitations contained in this Section.

12.5 Reserved.

12.6 Removal of Limited Partners.

(a) A Limited Partner may be removed as a Limited Partner by the General Partner under the following circumstances:

(i) the Limited Partner has transferred or attempted to transfer all or a portion of its Partnership Interest in a Prohibited Transfer;

(ii) the Limited Partner or its Affiliate has ceased to be a general partner of the Partnership in violation of Section 12.1(a) or has been removed as a general partner of the Partnership in accordance with Section 12.2;

(iii) the Limited Partner has materially breached the terms of this Agreement or any other material agreement with the Partnership, including failure to make a Capital Contribution in accordance with Article III; or

(iv) the General Partner determines that removal is necessary to comply with, or avoid or mitigate material adverse consequences from, any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any United States federal or state agency or judicial authority or contained in any United States federal or state statute.

(b) If the General Partner proposes to remove a Limited Partner pursuant to this Section, the General Partner shall notify the Limited Partner in writing of the proposed removal, and, if the General Partner determines it is appropriate to do so, shall provide such Limited Partner a reasonable opportunity to cure the event giving rise to removal. The removal of the Limited Partner shall be effective at such time as reasonably determined by the General Partner in accordance with applicable law and taking into account the Limited Partner's opportunity (if any) to cure the event giving rise to removal.

12.7 Status of Former Partner. A Partner who withdraws or has been removed from the Partnership or has otherwise ceased to be a Partner has the status of an Assignee with respect to any Partnership Interest held by such former Partner. A former Partner shall not have any right under section 17-604 of the Act (relating to distributions upon withdrawal) or otherwise to receive any distributions or other payments (other than any unpaid Mandatory Distribution) with respect to any retained Partnership Interest of such former Partner except as provided in Section 4.2 (relating to distributions of Distributable Cash) and Section 13.4 (relating to liquidating distributions) and subject to recovery of damages and other amounts recoverable by the Partnership from the former Partner or with respect to the former Partner's Partnership Interest.

12.8 Optional Redemption of Partnership Interest.

(a) Subject to Section 4.4 (relating to limitations on distributions) and Section 10.4 (relating to conditions to transfers), the General Partner may cause the Partnership to redeem the Partnership Interest of an Assignee that has:

(i) withdrawn as the General Partner or otherwise ceased to be a General Partner in violation of Section 12.1(a) or pursuant to Section 12.2 (removal),

(ii) withdrawn as a Partner or otherwise ceased to be a Limited Partner in violation of Section 12.4(a) or pursuant to Section 12.6 (removal),

(iii) acquired a Partnership Interest in a Prohibited Transfer, or

(iv) the General Partner determines, in its sole discretion and notwithstanding anything to the contrary contained in this Agreement, that redemption of such Partnership Interest is in the best interests of the Partnership.

In each case, the redemption shall be effected by the Partnership providing notice to the affected Assignee, within 90 days following the effective date of the event giving rise to the Partnership's right to redeem the Assignee's Partnership Interest under this Section (or if later than such effective date, the first date on which the Partnership has actual notice of the event giving rise to the Partnership's right to redeem the Assignee's Partnership Interest under this Section), of the Partnership's election to exercise its right to redeem the Assignee's Partnership Interest as provided in this Section. Upon exercise of its right to redeem the Assignee's Partnership Interest, the Partnership shall be obligated to pay the Assignee the Fair Value of its Partnership Interest as of the redemption date, less any damages or other amounts recoverable by the Partnership from the Assignee or with respect to the Assignee's Partnership Interest.

(b) The amount payable to the Assignee under this Section shall be paid in the form of an interest-bearing non-negotiable promissory note payable in equal quarterly installments of principal and interest commencing on the first day following the close of the first full calendar quarter following the redemption date and continuing until the 10th anniversary of the first payment date. Interest will be paid at the Index Rate, accrued daily and compounded annually, from the redemption date to the date the payment is made. The promissory note may be prepaid without penalty and will provide for such other customary terms and conditions as determined by the General Partner. The redemption date shall be fixed by the General Partner in accordance with the principles of Section 10.5.

(c) Except as otherwise required by the I.R.C., amounts paid in redemption of an Assignee's Partnership Interest shall be treated by the Partnership and by the affected Assignee as (i) a payment in exchange for the interest of the Assignee in Partnership property pursuant to I.R.C. Section 736(b)(1), including the interest of such Assignee in Partnership goodwill, (ii) a guaranteed payment within the meaning of I.R.C. Section 707(c), or (iii) a distributive share of Partnership income, as determined by the General Partner.

(d) The General Partner is authorized to borrow funds from Partners as provided in Section 3.4 to fund the redemption of a Partnership Interest as provided in Section 12.8(a). The General Partner is also authorized to arrange for a purchase of the affected Assignee's Partnership Interest by the other Partners, in lieu of a redemption of the Partnership Interest by the Partnership, under such procedures as the General Partner deems reasonable for offering each such other Partner an opportunity to participate in such purchase.

ARTICLE XIII
WINDING UP AND TERMINATION

13.1 Events Requiring Winding Up. The Partnership shall dissolve and wind up its affairs in accordance with this Agreement and the Act upon the first to occur of any of the following events:

(a) A Majority-in-Interest vote to wind up and terminate the Partnership with the consent of the General Partner;

(b) an event specified in the Act requiring the winding up or termination of the Partnership;

(c) an event that makes it illegal for all or substantially all of the Partnership business to be continued, but a cure of illegality before the 91st day after the date of notice to the Partnership of the event is effective retroactively to the date of the event for purposes of this subsection; or

(d) the 10th anniversary of the final Closing, unless extended by the General Partner;

13.2 Winding Up Procedures.

(a) On the occurrence of an event requiring winding up of the Partnership, unless there is an action to continue the Partnership without winding up in accordance with Section 13.3, the General Partner (or other Liquidator as provided below) shall, as soon as reasonably practicable, wind up the Partnership's business and affairs (including disposing of the Partnership's assets and applying the proceeds as provided in Section 13.4) and terminate the Partnership in accordance with this Agreement and the Act. The Partnership shall cease to carry on its business (except to the extent necessary to wind up its business), collect and sell its property to the extent the property is not to be transferred or distributed in kind, and perform any other act required to wind up its business and affairs.

(b) If the General Partner has wrongfully caused the winding up of the Partnership or if there is no General Partner, (i) Majority-in-Interest of the Limited Partners may vote to elect a person or persons to accomplish the winding up of the Partnership, or (ii) if the Limited Partners fail to elect a person to accomplish winding up the Partnership, then any Partner or Assignee may petition a court to wind up the Partnership as provided in section 17-803(a) of the Act. The person or persons winding up the Partnership, whether the General Partner or an elected or court appointed person or persons, is referred to in this Agreement as the "**Liquidator**."

(c) The Liquidator may determine the time, manner, and terms of any sale or sales of Partnership property pursuant to such winding up. The Liquidator (if not the General Partner) is entitled to receive reasonable compensation for its services; may exercise all of the powers conferred upon the General Partner under this Agreement to the extent deemed necessary or desirable by the Liquidator to perform its duties; and with respect to acts taken or omitted while acting in such capacity on behalf of the Partnership, is entitled to the limitation of liability and indemnification rights set forth in Article VI.

(d) The Liquidator shall provide quarterly reports to the Partners and Assignees during the winding up procedure showing the assets and liabilities of the Partnership, providing information and documents required by the Partners and Assignees to comply with their tax reporting obligations, and such other information as the Liquidator deems appropriate. Within a reasonable time after completing the winding up, the Liquidator shall give each Partner and Assignee a final statement setting forth the assets, liabilities, and reserves of the Partnership as of the date of completion of winding up.

13.3 Continuation.

(a) If there is an affirmative vote to wind up and terminate the Partnership as described in Section 13.1(a), prior to completion of the winding up process and the filing of a certificate of cancellation, a Majority-in-Interest may vote to revoke the voluntary decision to wind up and to continue the Partnership business. Subject to any other event requiring the Partnership's dissolution, winding up, liquidation, or termination, the Partnership shall continue its business following the revocation of a voluntary decision to wind up.

(b) If there is a dissolution caused by an event that causes the sole remaining Limited Partner to cease to be a Limited Partner, then prior to completion of the winding up process and the filing of a certificate of cancellation, and not later than 90 days after the event, the General Partner may reconstitute and continue the Partnership by admitting one or more Limited Partners in accordance with Section 11.1 or Section 11.2 effective as of the occurrence of the event of withdrawal or removal. All General Partners and all Assignees must approve the admission of the Additional Limited Partner.

(c) If there is an event of withdrawal of the sole remaining General Partner, then prior to completion of the winding up process and not later than one year after the event of withdrawal, Limited Partners owning more than 2/3 of the Percentage Interests may vote to reconstitute the Partnership and to continue its business without winding up by electing one or more Successor General Partners as provided in Section 12.3. Subject to any other event requiring the dissolution, winding up, liquidation, or termination of the Partnership, the Partnership shall continue its business following the reconstitution of the Partnership.

13.4 Liquidation of Assets and Application and Distribution of Proceeds.

(a) In General. On winding up the Partnership, the Liquidator shall dispose of the Partnership's properties and apply and distribute the proceeds, or transfer the Partnership properties, in the following order of priority:

(i) to creditors (including Partners who are creditors) in accordance with their relative rights and priorities to satisfy the liabilities of the Partnership, including expenses associated with the winding up and termination of the Partnership, but excluding any Partnership liability for any unpaid Mandatory Distributions;

(ii) to Partners, Assignees, and former Partners to satisfy the Partnership's liability for any unpaid Mandatory Distributions; and

(iii) to Partners and Assignees as provided in Section 4.2.

(b) No Limited Partner Deficit Restoration Obligation. No Limited Partner is liable to the Partnership or any other person for the repayment of any deficit in the Limited Partner's Capital Account. This limitation shall not affect any Partner's obligation to pay any amount payable pursuant to any other provision of this Agreement.

(c) Reserves. In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made pursuant to Section 13.4(a)(ii) and (iii) may be withheld to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and future expenses, including a reasonable reserve for any claims for indemnification under Article VI and for any future expenses associated with any tax audit or other Proceeding that is pending or may arise.

(d) Payments and Distributions to Partners in Kind. The Liquidator may make a distribution in kind (i.e., other than in cash or cash equivalents) to the extent each Partner's and Assignee's percentage of the asset distributed is equal to the percentage in which the Partner or Assignee shares in the distribution. The Liquidator shall determine the Fair Value of any asset transferred to Partners or Assignees in kind according to the valuation procedures set forth in Article XIV.

(e) Character of Liquidating Distributions. Except as otherwise required by the I.R.C., amounts paid to Partners pursuant to this Section 13.4 shall be treated as made in exchange for the interest of the Partner in Partnership property pursuant to I.R.C. Section 736(b)(1), including the interest of such Partner in Partnership goodwill.

13.5 Termination. On the completion of the winding up of the Partnership, the Liquidator shall execute and record all documents required to effectuate the termination of the Partnership and cancellation of its certificate of limited partnership.

13.6 Revival. If the Partnership's certificate of limited partnership is cancelled, the Partnership may be revived in the manner and subject to the conditions provided in the Act.

ARTICLE XIV
VALUATION

14.1 Fair Value of Partnership Property. The Fair Value of property (other than cash) contributed to the Partnership by a Partner as part of such Partner's Initial Capital Contribution is the amount of such Partner's Initial Capital Contribution, as set forth on Exhibit A, minus the amount of any cash contributed to the Partnership as part of such Partner's Initial Capital Contribution. In all other cases, the Fair Value of an asset as of any date is its fair market value as determined by the General Partner using any reasonable valuation method. If any affected Partner does not agree with the valuation set by the General Partner, the Fair Value shall be determined using procedures similar to those set forth in Section 14.2, and the cost of any such determination shall be borne entirely by the affected Partner unless the General Partner approves an alternative allocation of such costs.

14.2 Fair Value of Partnership Interest.

(a) For purposes of any redemption of a Partnership Interest pursuant to Section 12.8, the Fair Value of the Partnership Interest is its fair market value as determined by the General Partner based on the net proceeds that would be received with respect to the Partnership Interest assuming all Partnership assets as of the redemption date were sold for cash at their fair market values in an orderly sale of the Partnership's business as a going concern, all Partnership liabilities (including reasonable sale expenses) were paid or otherwise provided for in cash according to their terms, and any remaining cash was distributed to the Partners as provided in this Agreement. In connection with the payment in redemption of the Partnership Interest, the General Partner shall provide a notice to the Assignee setting forth the Fair Value of the Partnership Interest, including information relevant to the determination of such Fair Value.

(b) If the Assignee does not agree with the Fair Value of the Partnership Interest as determined by the General Partner, the Assignee may submit to the General Partner a notice of objection within 30 days of the Assignee's receipt of the valuation notice. Within 15 days following receipt of the Assignee's notice of objection, the General Partner shall appoint a qualified appraiser, and inform the Assignee of the name and business address of the appraiser. The appraiser shall determine the Fair Value of the Partnership Interest in accordance with the principles of Section 14.2(a). Except as provided in Section 14.2(c), the appraiser's determination of the Fair Value of the asset(s) in dispute shall be made within 30 days of the appraiser's appointment (or such longer period as is reasonably required to complete the appraisal), and is final and binding on all concerned, absent manifest error.

(c) If the Assignee does not approve the appraiser selected by the General Partner, within 15 days following notification of such selection pursuant to Section 14.2(b), the Assignee may appoint a qualified appraiser of the Assignee's choice, and inform the General Partner in writing of the name and business address of the appraiser. In such event, the appraisers appointed by the General Partner and the Assignee shall appoint a third qualified appraiser. Each of the three appraisers shall determine the Fair Value of the Partnership Interest in accordance with the principles of Section 14.2(a). The average of the two valuations that are closest to each other shall be determined to be the Fair Value of the Partnership Interest and such determination shall be final and binding on all concerned, absent manifest error.

(d) The cost of each appraisal shall be shared equally by the Partnership and the Assignee.

(e) The Partnership shall pay the Assignee any excess of (i) the recomputed Fair Value of the Partnership Interest over (ii) the sum of any amount previously paid to the Assignee in redemption of the Assignee's Partnership Interest plus any costs charged to the Assignee as provided in paragraph (d). The Assignee shall pay the Partnership any excess of (i) the sum of any amount previously paid to the Assignee in redemption of the Assignee's Partnership Interest plus any costs charged to the Assignee as provided in paragraph (d), over (ii) the recomputed Fair Value of the Partnership Interest.

(f) Interest shall be paid at the Index Rate, accrued daily and compounded annually, on any amount determined under Section 14.2(e) for the period from the redemption date of the Assignee's Partnership Interest to the date the amount is paid.

ARTICLE XV
GENERAL PROVISIONS

15.1 Amendments.

(a) In General. Subject to the following exceptions and limitations, this Agreement may be amended only with the approval of the General Partner and a Majority-in-Interest.

(b) Exceptions and Limitations. The General Partner may amend Exhibit A from time to time to reflect the admission and withdrawal of Limited Partners, and changes to any Partner's Percentage Interest, in accordance with this Agreement. The General Partner may use the power of attorney granted in Section 15.12 to (i) to cure any ambiguity or respond to changes in the law for the benefit of the Partners; (ii) to reflect changes for administrative or other matters that do not have a material or adverse effect on the Partnership or any Limited Partner; (iii) to improve, upon advice of counsel, the Partnership's position in (A) satisfying Investment Company Act exemptions (or similar state law) or Regulation Crowdfunding (or similar state law), (B) qualifying for ERISA plan asset exemptions, (C) sustaining its tax positions or those of any of its Partners, (D) avoiding publicly traded partnership status; or (iv) to make any changes required by Additional Limited Partners admitted after the Initial Offering Date if the changes do not adversely affect the previously admitted Limited Partners, or (E) complying with the requirements of the Corporate Transparency Act or any exemption thereunder.

15.2 Notice. Any notice, report, approval, or other communication required or permitted under this Agreement shall be in writing and is deemed given to a person on the first to occur of the following alternative means of delivery: (a) if delivered to an individual, when delivered to the individual by hand, (b) if delivered by regular U.S. mail, the third business day after delivery to the United States Postal Service, postage prepaid, in an envelope properly addressed to the person at the person's mailing address set forth in the Partnership's records as of the date of delivery, (c) if delivered by certified or registered U.S. mail, or if sent by a nationally recognized overnight delivery service (including any designated delivery service as defined in I.R.C. Section 7502(f)), to the person's mailing address set forth in the Partnership's records as of the date of delivery, the date of delivery to such address as specified in the records of the applicable delivery service (without regard to whether a signed delivery receipt is obtained), or (d) if delivered by facsimile or electronic message, when successfully transmitted to the person's facsimile number or e-mail address (as applicable) set forth in the Partnership's records as of the date of transmission, provided that if successful transmission occurs after 5:00 p.m. (Eastern time zone) on a business day, then successful transmission shall be deemed to occur on the next business day.

15.3 Governing Law; Disputes. All disputes and any related Proceedings arising out of or relating to this Agreement, including any disputes or Proceedings regarding the validity, enforceability, breach, or termination of this Agreement, shall be governed by, and this Agreement shall be interpreted and construed according to, the laws of the State of Delaware without regard to legal requirements that would require the application of the law of any other jurisdiction. Any Proceeding arising out of or relating to this Agreement may be brought only in the courts of the State of Texas or in the state courts of the county where the Partnership's principal office is located, or, if it has or can acquire jurisdiction, in the United States District Court for the district in which the Partnership's principal office is located. Each Partner and Assignee irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any such Proceeding in any other court. The Partnership or any Partner or Assignee may file a copy of this Agreement with any court as written evidence of the agreement between the parties to irrevocably waive any objections to venue or to convenience of forum. Process in any Proceeding referred to in the second sentence of this section may be served on any party anywhere in the world. Service of process on any party in any such Proceeding may be made at the party's address as set forth in the Partnership's records, with notice of such service to such party as provided in Section 15.2. EACH PARTNER HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY.

15.4 Waiver. Any failure by a party to insist upon the strict performance of any covenant or condition of this Agreement, or to exercise any right or remedy upon a breach of any such covenant or condition, does not constitute waiver of any such covenant or condition or any breach thereof. A party will not be deemed to have waived any right or remedy under this Agreement unless that party has signed a written document to that effect, and any such waiver is applicable only with respect to the specific provision and instance for which it is given. The rights and remedies provided by this Agreement to the Partnership or any Partner are given in addition to any other rights and remedies any Partner or the Partnership may have by applicable law. All such rights and remedies are intended to be cumulative and the use of any one right or remedy by the Partnership or any Partner, as applicable, shall not preclude or waive the Partnership's or such Partner's right to use any or all other rights or remedies.

15.5 Side Letters. Notwithstanding all the provisions of this Agreement, it is hereby acknowledged and agreed that the General Partner, on its own behalf or on behalf of the Partnership, may enter into side letters or other written agreements with any Limited Partner (each such side letter or agreement entered into by a Limited Partner pursuant to this Section 15.5, will hereinafter be referred to as a "**Side Letter**") which have the effect of establishing rights under, or altering or supplementing the terms of this Agreement with respect to such Limited Partner.

15.6 Successors and Assigns. No Partner or Assignee may assign any of its rights or delegate any of its obligations under this Agreement except as expressly permitted in this Agreement.

15.7 Third-Parties. Other than as provided in Section 5.4 (relating to reliance on authority of the General Partner), Article VI (relating to rights of Indemnified Persons), and Section 15.13 (relating to legal representation), none of the provisions of this Agreement are for the benefit of or enforceable by any creditors of the Partnership or other persons not a party to this Agreement, except such benefits as inure to a successor or assign in accordance with Section 15.6.

15.8 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

15.9 Construction. The language in all parts of this Agreement is to be construed according to its fair meaning and is not to be strictly construed for or against any party. Nothing in this Agreement is to be construed as authorizing or requiring any action that is prohibited by the Act or other applicable law, or as prohibiting any action that is required by the Act or other applicable law. The exhibits and attachments referred to in this Agreement constitute an integral part of this Agreement and shall be given effect as such. The headings in this Agreement may be consulted to determine the parties' intent with respect to the applicable provisions to the extent those provisions are ambiguous, but shall not override or contradict such provisions.

15.10 Execution of Agreement. This Agreement may be executed in counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which together constitute one agreement. Any signature to this Agreement evidenced by a facsimile or other electronic transmission of such signature shall be binding on the parties to the same extent as if such signature were an original.

15.11 Further Assurances. The parties shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be reasonably necessary or appropriate to achieve the purposes of this Agreement.

15.12 Power of Attorney.

(a) Each Limited Partner appoints the General Partner (including any Successor General Partner) and the Liquidator severally with full power of substitution, as the true and lawful attorney-in-fact for such Limited Partner, and authorizes such attorney-in-fact in the name, place, and stead of such Limited Partner to execute, certify, acknowledge, swear to, file, publish, and record:

(i) any certificate or other document that may be required to be filed by the Partnership or the Partners in order to qualify the Partnership to do business in any jurisdiction, except that no such filing shall include a consent by any Partner to service of process in any jurisdiction with the Partner's approval;

(ii) any amendment to the Certificate of Formation, to this Agreement, or to any other agreement or document as required or permitted by this Agreement;

(iii) any certificate of termination and other documents that may be required to effectuate the termination of the Partnership pursuant to the provisions of this Agreement; and

(iv) any document required of the Partnership to carry out the actions that the General Partner is authorized to take under this Agreement.

(b) The foregoing appointment of the General Partner and Liquidator as a Limited Partner's attorney-in-fact does not grant such attorney-in-fact any power or authority to approve, consent, or agree to the substantive terms of any agreement or other document on behalf of such Limited Partner.

(c) The power of attorney granted pursuant to this Section 15.12 is a special power of attorney coupled with an interest and is irrevocable, and survives the withdrawal or removal of a Limited Partner or the assignment of the Limited Partner's Partnership Interest.

15.13 Legal Representation. This Agreement has been prepared by outside legal counsel in its role as legal counsel to the General Partner and in accordance with the instructions of the General Partner. Such outside legal counsel does not represent any Limited Partner, and the Limited Partners should consult their own counsel to advise them regarding this Agreement and the transactions contemplated by the Partnership.

15.14 Corporate Transparency Act Compliance. The Partnership is generally required to comply with the CTA unless otherwise exempted from the CTA. The Partnership intends to conform to and qualify for the "pooled vehicle" exemption as provided under the CTA. If, however, the Partnership fails to qualify for such CTA exemption (or any other applicable exemption), the Partnership and certain Reporting Persons are will be required to comply with the company registration and beneficial ownership reporting requirements of the CTA. Should the Partnership not be exempt from CTA compliance, then the Partnership and each Partner expressly agree to comply with the Corporate Transparency Act Provisions attached to this Agreement as Appendix B. For the avoidance of doubt, a Partner's failure to comply with the attached Corporate Transparency Act Provisions of this Agreement or the CTA requirements will be a material breach of this Agreement by such Partner.

15.15 Entire Agreement. This Agreement supersedes all prior agreements, representations, arrangements, or understandings, whether written or oral or pursuant to a course of conduct, between the parties with respect to the subject matter of this Agreement, and constitutes a complete and exclusive statement of the agreement between the parties with respect to its subject matter. For the avoidance of doubt, this Agreement shall not supersede or override (a) any subscription agreement entered into between the Partnership and a Partner in connection with the acquisition of an interest in the Partnership or admission as a Partner, or (b) any other written agreement executed by the General Partner on its own behalf and/or on behalf of the Partnership and by a Partner, including any agreement designated as a Side Letter to this Agreement.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

LIMITED PARTNERSHIP AGREEMENT
OF
KLONDIKE ROYALTIES II, LP

SIGNATURE PAGE

Executed and adopted as of the Effective Date set forth above.

GENERAL PARTNER

KLONDIKE ENTERPRISES II, LLC, a Delaware limited liability company

By: ProAK, LLC, a Texas limited liability company, its Manager

DocuSigned by:
Shawn E. Bartholomae
B801628446AA47D...

By: ______________________
Shawn E. Bartholomae, Manager

**LIMITED PARTNERSHIP AGREEMENT
OF
KLONDIKE ROYALTIES II, LP**

SIGNATURE PAGE OF INITIAL LIMITED PARTNER

Executed and adopted as of the Effective Date set forth above.

INITIAL LIMITED PARTNER

DocuSigned by:
Shawn E. Bartholomae
B801628446AA47D...
Shawn E. Bartholomae

LIMITED PARTNERSHIP AGREEMENT
OF
KLONDIKE ROYALTIES II, LP

EXHIBIT A
PARTNERS' CAPITAL AND PERCENTAGE INTERESTS

Effective as of the Effective Date

Partner	Initial Percentage Interest
GENERAL PARTNER:	
Klondike Enterprises, LLC 660 W. Southlake Blvd., Suite 200 Southlake, Texas 76092	**13.5%**
LIMITED PARTNERS:	
Shawn E. Bartholomae 660 W. Southlake Blvd., Suite 200 Southlake, Texas 76092	**86.5%**

LIMITED PARTNERSHIP AGREEMENT
OF
KLONDIKE ROYALTIES II, LP

APPENDIX A
PRINCIPLES OF ALLOCATION

A.1 **Introduction**

This Appendix sets forth principles under which items of income, gain, loss, deduction and credit shall be allocated among the Partners. This Appendix also provides for the determination and maintenance of Capital Accounts, generally in accordance with Treasury Regulations promulgated under I.R.C. Section 704(b), for purposes of determining such allocations. For purposes of this Appendix, an Assignee shall be treated in the same manner as a Partner.

A.2 **Definitions**. Capitalized terms used in this Appendix have the meanings set forth below or in the Agreement. "**Adjusted Capital Account Deficit**" means any deficit balance in a Partner's Capital Account as of the end of a taxable year, after giving effect to the following adjustments:

(i) Credit to the Capital Account any amounts the Partner is obligated to restore pursuant to the Agreement or is deemed to be obligated to restore pursuant to (a) Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (relating to obligations to pay partner promissory notes and other obligations to make contributions to the Partnership), or (b) the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) (relating to partnership minimum gain) and 1.704-2(i)(5) (relating to partner nonrecourse debt minimum gain); and

(ii) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition is intended to comply with Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Capital Account**" has the meaning set forth in Section 15.14A.3.

"**Depreciation**" means, for each taxable year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such taxable year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation is an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis. If the adjusted basis for federal income tax purposes of an asset at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner.

"**Gross Asset Value**" means, in the case of assets other than cash, an asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of an asset contributed by a Partner to the Partnership is the gross Fair Value of such asset, as determined by the General Partner. If the contributing Partner is the General Partner, the determination of the Fair Value of any contributed asset requires the approval of a Majority-in-Interest.

(ii) The Gross Asset Values of Partnership assets shall be adjusted to equal their respective gross Fair Values (taking I.R.C. § 7701(g) into account), as determined by the General Partner, in connection with the events or circumstances described in Treasury Regulations Section 1.704-2(b)(2)(iv)(f)(5) (i.e., contributions, redemptions or liquidating distributions, grants to service providers, issuances of non-compensatory options, and mark-to-market accounting); provided that such adjustments are required only if the General Partner determines that such adjustments are necessary to accurately reflect the relative economic interests of the Partners in the Partnership or to comply with applicable accounting methods.

(iii) The Gross Asset Value of any Partnership asset distributed to any Partner shall be adjusted to equal the gross Fair Value (taking I.R.C. § 7701(g) into account) of such asset on the date of distribution as determined by the distributee and the General Partner. If the distributee is a General Partner, the determination of the Fair Value of the distributed asset requires the approval of a Majority-in-Interest of the remaining Partners.

(iv) The Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to I.R.C. Section 734(b) or I.R.C. Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m). Gross Asset Values shall not be adjusted pursuant to this paragraph (iv) to the extent that an adjustment is required pursuant to paragraph (ii).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraphs (i), (ii) or (iv) of this definition, the asset's Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profit and Net Loss.

"**Net Profit**" and "**Net Loss**" mean, for each taxable year or other relevant period, an amount equal to the Partnership's taxable income or loss for such taxable year or other relevant period, determined in accordance with I.R.C. Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to I.R.C. Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(ii) Any expenditures of the Partnership described in I.R.C. Section 705(a)(2)(B) or treated as I.R.C. Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss, shall be subtracted from such taxable income or loss;

(iii) If the Gross Asset Value of any Partnership asset is adjusted pursuant to paragraph (ii) or (iii) of the Section 15.14A.2 definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from disposition of the asset for purposes of computing Net Profit and Net Loss;

(iv) Gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation computed in accordance with the definition of Depreciation in Section 15.14A.2; and

(vi) To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to I.R.C. Section 734(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Partner's Partnership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profit or Net Loss.

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1) and shall be determined according to the provisions of Treasury Regulations Section 1.704-2(c).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Partner Nonrecourse Debt**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

"**Partner Nonrecourse Debt Minimum Gain**" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) and shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Partner Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(1) and shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(2).

"**Partnership Minimum Gain**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(2) and shall be determined in accordance with Treasury Regulations Section 1.704-2(d).

A.3 **Capital Accounts**. The Partnership shall determine and maintain Capital Accounts. "**Capital Account**" means an account of each Partner determined and maintained throughout the full term of the Partnership in accordance with the capital accounting rules of Treasury Regulations Section 1.704-1(b)(2)(iv). Without limiting the generality of the foregoing, the following rules apply:

(a) The Capital Account of each Partner shall be credited with (i) such Partner's Capital Contributions, (ii) such Partner's share of the Partnership's Net Profit, and (iii) the amount of any Partnership liabilities assumed by such Partner or that are secured by property distributed to such Partner.

(b) The Capital Account of each Partner shall be debited by (i) the amount of cash and the Fair Value of property distributed to such Partner, (ii) such Partner's share of the Partnership's Net Loss, and (iii) the amount of any liabilities of such Partner assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership.

(c) Upon the transfer by a Partner of all or part of an interest in the Partnership, the Capital Account of the transferor that is attributable to the transferred interest carries over to the transferee and the Capital Accounts of the Partners shall be adjusted to the extent provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

(d) In determining the amount of any liability for purposes of Sections 15.14A.3(a) and 15.14A.3(b), I.R.C. Section 752(c) and any other applicable provisions of the I.R.C. and the Treasury Regulations shall be taken into account.

(e) Except as otherwise required by Treasury Regulations Section 1.704-1(b)(2)(iv), adjustments to Capital Accounts in respect of Partnership income, gain, loss, deduction, and I.R.C. Section 705(a)(2)(B) expenditures (or items thereof) shall be made with reference to the federal tax treatment of such items (and, in the case of book items, with reference to the federal tax treatment of the corresponding tax items) at the Partnership level, without regard to any mandatory or elective tax treatment of such items at the Partner level.

(f) The provisions of this Appendix and of the Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

A.4 **Allocations of Net Profit and Net Loss**

A.4.1 In General

After giving effect to the special allocations set forth in Section 15.14A.4.2 (Regulatory Allocations) and Section 15.14A.4.3 (Curative Allocations), Net Profit and Net Loss for any period shall be allocated to the Partners in such amounts as may be necessary to cause each Partner's Capital Account (as adjusted through the end of such period) to equal, as nearly as possible, the sum (which may be either a positive or negative amount) of (i) the amount such Partner would receive if all Partnership assets at the end of such period were sold for cash at their Gross Asset Values, all Partnership liabilities were satisfied in cash according to their terms (limited in the case of any Nonrecourse Liability and Partner Nonrecourse Debt to the Gross Asset Value of the property securing such liabilities), all obligations (if any) of Partners to contribute additional capital to the Partnership were satisfied, and any remaining cash was distributed to the Partners as of the last day of such period, minus (ii) the Partner's share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain computed immediately prior to such deemed sale of assets.

A.4.2 Regulatory Allocations.

The following special allocations shall be applied in the order in which they are listed. Such ordering is intended to comply with the ordering rules in Treasury Regulations Section 1.704-2(j) and shall be applied consistently therewith.

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), anything to the contrary in this Section A.4 notwithstanding, if there is a net decrease in Partnership Minimum Gain during any taxable year or other allocation period, each Partner shall be allocated items of income and gain for that allocation period (and, if necessary, subsequent allocation periods) equal to that Partner's share of the net decrease in Partnership Minimum Gain during such allocation period, determined in accordance with Treasury Regulations Section 1.704-2(g)(2). This Section 15.14A.4.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith, including that no chargeback shall be required to the extent the requirements for requesting a waiver described in Treasury Regulations Section 1.704-2(f)(4) are met or the requirements for any other exception prescribed by or pursuant to Treasury Regulations Section 1.704-2(f) are met.

(b) Partner Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), anything to the contrary in this Section 15.14A.4 (other than Section 15.14A.4.2(a)) notwithstanding, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during a taxable year or other allocation period, then, in addition to the amounts, if any, allocated pursuant to Section 15.14A.4.2(a), any Partner with a share of that Partner Nonrecourse Debt Minimum Gain (determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of the allocation period shall be allocated items of Partnership income and gain for that allocation period (and, if necessary, for subsequent allocation periods) equal to that Partner's share of the net decrease in the Partner Nonrecourse Debt Minimum Gain during such allocation period, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 15.14A.4.2(b) is intended to comply with the chargeback of partner nonrecourse debt minimum gain required by Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith, including that no chargeback shall be required to the extent the requirements for any exceptions provided in Treasury Regulations Section 1.704-2(i)(4) are met.

(c) Qualified Income Offset. If any Partner unexpectedly receives any adjustment, allocation, or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Partner as quickly as possible. An allocation pursuant to the foregoing sentence shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in Section 15.14A.4.4 (other than Section A.4.2(d)) have been tentatively made as if this Section 15.14A.4.2(c) were not in this Appendix. This allocation is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3) and shall be construed in accordance with the requirements thereof.

(d) Gross Income Allocation. If a Partner has an Adjusted Capital Account Deficit at the end of any taxable year, each such Partner shall be specially allocated items of Partnership income and gain in the amount of such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this clause shall be made only if and to the extent that the Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 15.14A.4 have been made as if this Section 15.14A.4.2(d) were not in this Appendix.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any allocation period shall be allocated among the Partners in accordance with their Percentage Interests.

(f) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any allocation period shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Basis Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to I.R.C. Section 734(b) or I.R.C. Section 743(b) is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

A.4.3 Curative Allocations. The allocations set forth in Section 15.14A.4.2 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations. The Partners intend that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Partnership income, gain, loss, or deduction pursuant to this Section 15.14A.4.3. Therefore, any other provisions of this Section 15.14A.4 (other than the Regulatory Allocations) notwithstanding, the General Partner shall make such offsetting special allocations of Partnership income, gain, loss, or deduction in whatever manner the General Partner determines appropriate so that, after such offsetting allocations are made, each Partner's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Partner would have had if the Regulatory Allocations were not part of the Agreement and all Partnership items were allocated pursuant to Section 15.14A.4.1. In exercising its discretion under this Section 15.14A.4.3, the General Partner shall take into account future Regulatory Allocations under Sections 15.14A.4.2(a) and 15.14A.4.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 15.14A.4.2(e) and 15.14A.4.2(f).

A.4.4 Other Allocation Rules.

(a) Timing of Allocations. Net Profit, Net Loss, and other items shall be allocated to the Partners pursuant to this Appendix as of the last day of each taxable year, and at such times as the Gross Asset Values of Partnership property are adjusted pursuant to paragraph (ii) of the definition of Gross Asset Value.

(b) Varying Interests. If during any taxable year any Partner's relative interest in Partnership Net Profit or Net Loss changes, each Partner's share of Net Profit, Net Loss, and other items for such taxable year shall be determined according to their varying interests according to I.R.C. Section 706(d), using any conventions permitted by law and selected by the General Partner.

(c) Excess Nonrecourse Liabilities. For purposes of determining a Partner's share of Partnership "excess nonrecourse liabilities" within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Partners' shares of Partnership profits shall be deemed to be in proportion to their respective Percentage Interests.

(d) Distributions of Proceeds of Nonrecourse Liabilities. To the extent permitted by Treasury Regulations Section 1.704-2(h)(3), the General Partner may treat any distribution of the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt (that would otherwise be allocable to an increase in Partnership Minimum Gain) as a distribution that is not allocable to an increase in Partnership Minimum Gain to the extent the distribution does not cause or increase an Adjusted Capital Account Deficit for any Limited Partner.

(e) Authority to Adjust Capital Accounts and Allocations. If the General Partner determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including debits or credits relating to liabilities that are secured by contributions or distributed property or that are assumed by the Partnership or any Partner), are computed in order to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2 and to reflect the Partners' economic interests in the Partnership, the General Partner may make such modification if it is not likely to have a material effect on the amounts distributed or to be distributed to any Partner pursuant to the Agreement. The General Partner shall make any adjustments that are necessary or appropriate (i) to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) if unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

A.5 **Tax Allocations**.

(a) In General. Except as otherwise provided in this Section15.14A.5, each item of income, gain, loss, and deduction of the Partnership for federal income tax purposes shall be allocated among the Partners in the same manner as such items are allocated for book purposes under the Agreement and this Appendix.

(b) Contributed or Revalued Property. In accordance with I.R.C. Section 704(c) and the related Treasury Regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its Gross Asset Value. If the Gross Asset Value of any Partnership asset is adjusted pursuant to paragraph (ii) of the definition of Gross Asset Value in Section 15.14A.2, subsequent allocations of income, gain, loss, and deductions with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under I.R.C. Section 704(c) and the related Treasury Regulations. Any elections or other determinations relating to allocations pursuant to this Section 15.14A.5(b) shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of this Appendix and the Agreement.

(c) Credits. Except as otherwise required by Treasury Regulations Section 1.704-1(b)(4)(ii), items of tax credit and tax credit recapture shall be allocated among the Partners in accordance with their Percentage Interests.

(d) Effect of Tax Allocations. Allocations pursuant to this Section 15.14A.5 are solely for purposes of U.S. federal, state, and local taxes and shall not affect any Partner's Capital Account or share of Net Profit, Net Loss, or distributions.

LIMITED PARTNERSHIP AGREEMENT
OF
KLONDIKE ROYALTIES II, LP
APPENDIX B
CORPORATE TRANSPARENCY ACT PROVISIONS

1. **Definitions**. Capitalized terms used herein have the meanings set forth in this Section 1.

"**Acceptable Identification Document**" means, with respect to a natural Person, one of the following documents validly issued to such Person:

(a) a nonexpired U.S. passport issued by the U.S. government;

(b) a nonexpired U.S. state, local government, or Indian tribal identification document issued for the purpose of identifying such Person;

(c) a nonexpired U.S. state-issued driver's license; or

(d) if such Person does not have any of the documents listed in (a) to (c), a nonexpired passport issued to such Person by a foreign government.

"**Beneficial Owner**" has the meaning set forth in the CTA. Generally, a beneficial owner is an individual who directly or indirectly either (a) exercises substantial control over the reporting company or (b) owns or controls at least 25% of the reporting company's ownership interests.[2]

"**Beneficial Ownership Information**" has the meaning set forth in Section 2.1(b).

"**CTA**" means the Corporate Transparency Act (31 U.S.C. § 5336), enacted as part of the National Defense Authorization Act for Fiscal Year 2021, as amended, and the rules and regulations promulgated thereunder (as amended).

"**CTA Information**" means, with respect to a natural Person:

(a) the full legal name of such Person, including any suffix;

(b) their date of birth;

(c) their complete current residential street address, including any apartment or suite number;

(d) a unique identifying number from an Acceptable Identification Document issued to such Person; and

(e) an image of such Acceptable Identification Document of sufficient quality that includes:

[2] Determining what constitutes "substantial control" is critical under this definition and, at a minimum, includes any General Partner entity and its officers/managers and any Partnership officers (e.g., CEO, CFO, President, Vice President(s), General Manager(s), COO, General Counsel and other C-Suite officers). One is advised to consult the most current CTA requirements and/or Company legal counsel with any questions regarding this determination.

(i) a legible image of such unique identifying number; and

(ii) a recognizable photograph of such Person.

"**Entity Partner**" has the meaning set forth in Section 2.1(a).

"**FinCEN**" means the Financial Crimes Enforcement Network of the U.S. Department of the Treasury.

"**FinCEN Identifier**" has the meaning set forth in the CTA.

"**Indirect Owner**" means, with respect to any Entity Partner, any natural person who from time to time, directly or indirectly, owns or controls any Ownership Interest in the Partnership through such Entity Partner.

"**Ownership Interest**" has the meaning set forth in the CTA.

2. **Corporate Transparency Act**. Each Partner shall promptly, but within no more than five (5) business days:

1. Provide to the Partnership any information that the General Partner reasonably deems necessary or advisable to obtain from such Partner in order for the Partnership to comply with the CTA, including:

(a) such Partner's, or with respect to a Partner that is not a natural person (an "**Entity Partner**"), each of such Entity Partner's Indirect Owners', true and correct CTA Information **or** the true and correct FinCEN Identifier assigned to them by FinCEN; and

(b) such information or documents as may be necessary in order for the Partnership to determine whether such Partner or any of such Partner's Indirect Owners or controllers are Beneficial Owners of the Partnership (collectively, "**Beneficial Ownership Information**").

2.2 Promptly notify the General Partner of any change or inaccuracy in or to any of such Partner's, or in the case of an Entity Partner, any of such Entity Partner's Indirect Owners', CTA Information most recently provided to the Partnership, including, but not limited to:

(a) a change in such Partner's or Indirect Owner's legal name, date of birth, or residential street address;

(b) a change in the name, date of birth, address, or unique identifying number on such Partner's or Indirect Owner's Acceptable Identification Document; or

(c) in the case of an Entity Partner, as may result from a change in the direct or indirect ownership or control of such Entity Partner.

2.3 Notify the General Partner of any amendment, modification, supplement, or other change in or to any Beneficial Ownership Information previously provided by such Partner to the Partnership.

3. **Indemnification**. Each Partner hereby agrees to indemnify and hold harmless the Partnership, the General Partner, and any **senior** officer (as defined in the CTA) of the Partnership and/or of the General Partner from and against any loss/losses, claims, damages, judgments, penalties, fines, costs, or liabilities of whatever kind arising from or relating to:

(a) any failure of such Partner to comply with such Partner's obligations under provisions contained in this Appendix B; or

(b) any provision by such Partner of any false, inaccurate or incomplete CTA Information, FinCEN Identifier, or Beneficial Ownership Information.

3.1 The provisions of this Section 3 and the obligations of a Partner pursuant to this Section 3 shall survive the termination, dissolution, liquidation, and winding up of the Partnership or the transfer of such Partner's Partnership Interest/Units.

4. **Consent and Acknowledgement**. Each Partner acknowledges and consents to the disclosure to FinCEN by the Partnership of any CTA Information or FinCEN Identifier provided by such Partner to the Partnership to the extent that the General Partner determines, in its sole and absolute discretion, that such disclosure is necessary in connection with reporting the Partnership's Beneficial Ownership Information to FinCEN under the CTA.

ATTACHMENT 1

COUNTERPART SIGNATURE PAGE TO THE PARTNERSHIP AGREEMENT OF KLONDIKE ROYALTIES II, LP

Note: By signing this counterpart signature page to the Limited Partnership Agreement of Klondike Royalties II, LP (the "**Partnership Agreement**"), the undersigned will be deemed to have adopted and to have agreed to be bound by all the provisions of the Partnership Agreement, as it may be amended from time to time in accordance with the provisions of the Partnership Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth below.

Date: ______________________________

____
Signature

____
Title (if Entity Subscriber)

____
Printed Name

____
Signature of Joint Owner (if applicable)

____
Printed Name of Joint Owner (if applicable)

ATTACHMENT 2

PRIVACY NOTICE AND POLICY

The Partnership recognizes and respects the privacy expectation of each of its customers and consumers, whom we refer to as our "Partners." We take seriously the obligation to safeguard Partner information. We do not share any non-public personal information of any current or former Partner with any unaffiliated third parties, except as permitted by law or as authorized by our Partners or as necessary to provide services to our Partners and the investment entities that we manage.

In the course of providing services, we collect non-public personal information about Partners from sources such as subscription agreements and related documents as well as from transactions related to Partners' accounts. In the normal course of serving our Partners, information we collect may be shared with companies that perform various services such as accountants, attorneys, broker-dealers, custodians and financial institutions for our investment entities. We may disclose to these service providers all non-public information we collect, including:

- Information we receive on subscription agreements or other forms, such as a Partner's name, address, social security or tax identification number, amount of investment(s), and bank account information; and

- Information about transactions with us, such as a Partner's capital account balance and other account data.

Finally, as required or permitted by our investment entities' respective limited partnership/partnership, limited liability company or other organizational agreements or documents, we may distribute to the Partners in an investment entity certain personal financial information of the investing Partners, such as commitment amounts, which may be recorded in schedules relating to the investment entity, such as schedules of members.

Any service provider or organization receiving your personal information will be authorized to use such information only to perform the services required and as permitted by applicable law. Access to Partners' non-public personal information is restricted to those employees, managers and affiliates of Klondike GP who require access to provide services to the entities and our partners. A Partner's right to privacy extends to all forms of contact with Klondike GP, including telephone, written correspondence and electronic media.

For questions concerning this policy, please contact Alan Bartholomae at (972) 401-9323 or via email at alanB@klondikeroyalties.com.

KLONDIKE ROYALTIES II, LP

GEOLOGICAL REVIEW

<u>EXHIBIT C TO CONFIDENTIAL MEMORANDUM</u>


KLONDiKE

KLONDIKE ROYALTIES II, LP
LIMITED PARTNERSHIP INTERESTS

KITCHEN LIGHTS LEASE AREA
COOK INLET, ALASKA

EXHIBIT C TO CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM
Klondike Royalties II, LP

Limited Partnership Interests

AN OIL AND GAS ROYALTY INTEREST INVESTMENT OPPORTUNITY

KITCHEN LIGHTS LEASE AREA
NORTH COOK INLET STRUCTURE
COOK INLET, ALASKA

OFFERED BY:

KLONDIKE ENTERPRISES II, LLC,
660 W SOUTHLAKE BLVD. SUITE 200
SOUTHLAKE, TEXAS 76092

January 30, 2024

PARTNERSHIP INTEREST FACT SHEET*

ISSUER OR THE OFFERING:	Klondike Royalties II, LP, A Delaware Limited Partnership
GENERAL PARTNER:	Klondike Enterprises II, LLC, A Delaware Limited Liability Company
PROJECT:	Kitchen Lights Lease Area Cook Inlet, Alaska
MINIMUM CAPITAL CONTRIBUTION:	$ 10,000.00
PARTNERSHIP INTEREST PER $10,000.00 CONTRIBUTION:	Variable and will be based on final subscribed outstanding Partnership Interests (as defined in accompanying Offering Statement)
ANTICIPATED CAPITALIZATION:	$5,000,000

The Partnership will acquire 0.3% of the Overriding Royalty Interest (ORI)
in six leases in the North Block of the Kitchen Lights Lease Area.

	Partnership Interests
General Partner (Klondike Enterprises II, LLC)	15%
Limited Partners	85%
TOTAL	100%

	Minimum Contribution	Total Cost
Limited Partners Investment	$10,000	$5,000,000.00

*THIS DOCUMENT MUST BE READ IN COMBINATION WITH AND IS COMPLETELY CONDITIONED ON TERMS CONTAINED IN THE ACCOMPANYING REGULATION CROWDFUNDING OFFERING STATEMENT.

KITCHEN LIGHTS LEASE AREA
INTRODUCTION

Klondike Enterprises II, LLC, is pleased to announce the formation of the KLONDIKE ROYALTIES II, LP, to acquire an overriding royalty interest in the Kitchen Lights Lease Area contained within the Kitchen Lights Unit ("KLU") that pertains to the six specified leases within the January 16, 2019 William Cobb & Assoc**. Official Royalty Evaluation** ("ORE") classified as contingent resources**,** as contained on pages 5 to 10 below. And is based on the Cobb & Associates September 22, 2004 "Reserve Evaluation of the Northern Lights Project Located in Cook Inlet of Alaska" probabilistic evaluation of the reserves and resource volumes and values for several of the Prodigy leases (the "2004 Report").

Based on the sensitivity evaluation provided by Cobb & Associates (see page 7 below), the present Contingent Resource Volume Estimates for a 4.45% ORRI are listed below. **The Partnership will acquire up to 0.5% overriding royalty interest.**

Contingent Resource Volume Estimates for a 4.45% ORRI

	Estimated Net Volumes	
Case	**Oil, MMBO**	**Gas, BCF**
C1	**4.31**	**1.82**
C1 + C2	**7.87**	**3.33**
C1 + C2 + C3	**13.4**	**5.68**

The Kitchen Lights Lease Area within the northern block of the Kitchen Lights Unit ("KLU") is located in central part of the Upper Cook Inlet Basin, Alaska and is surrounded by giant and super-giant oil and gas fields which, to date, have produced in excess of one billion barrels of oil and several trillion cubic feet of natural gas, primarily from the Miocene Tyonek Deep Sands and the Oligocene Hemlock Sands. The Kitchen Lights Area is comprised of six leases in the Cook Inlet Basin, covering an area of 15,930 acres.

Shawn E. Bartholomae

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

January 16, 2019

ProAK, LLC
660 W. Southlake Boulevard, Suite 200
Southlake, Texas 76092

Re: Northern Lights Project Royalty Evaluation

As requested, William M. Cobb & Associates, Inc. ("Cobb & Associates") has prepared for Prodigy Oil and Gas, LLC ("Prodigy") an evaluation of Prodigy's 4.45 percent overriding royalty interest ("ORRI") in several leases contained within the Kitchen Lights Unit ("KLU") in the Cook Inlet of Alaska. This evaluation is based on the Cobb & Associates September 22, 2004 "Reserve Evaluation of the Northern Lights Project Located in Cook Inlet of Alaska" probabilistic evaluation of the reserves and resource volumes and values for several of the Prodigy leases (the "2004 Report").

EVALUATION STIPULATIONS – The volumes presented in this report result from the evaluation of the contingent resources for the interest of Prodigy in certain oil properties located in Cook Inlet, Alaska, consistent with the 2018 update to the petroleum industry's "Petroleum Resources Management System". The evaluation is based on data supplied by Prodigy and on public statements by Furie Operating Alaska, LLC ("Furie"). Cobb & Associates has not independently confirmed Prodigy's title to the subject interests. The results presented in this report are based on engineering and geological judgment, and as such, are estimates. There are uncertainties in the analysis of the available data. The estimated recoverable volumes may or may not, in fact, be recovered. Recoverable volumes may increase or decrease as a result of future operations, or as the result of unforeseen geological conditions. Therefore, these results are not warranted or guaranteed as to their accuracy, but represent opinions based on the interpretation of technical data.

CHANGES FROM THE 2004 REPORT – The changes from the 2004 Report include classifying all volumes as "contingent resources" because of the currently-uncertain development plans for the KLU, and the restriction of the evaluation to the "Central Area" leases from the 2004 Report, which includes the leases in the KLU in which Prodigy maintains an ORRI. Future reclassification of some of the contingent resources to the reserves category would occur once Furie provides a technical description of the exploration well results and commits to a development plan for some portion of this acreage. Such a reclassification is not certain, and depends on the results of exploration wells and the commitment of Furie to development of the subject acreage, based on the exploration wells' results.

CONTINGENT RESOURCE BASIS – The KLU is made up of four blocks, as shown on Exhibit 1. Furie has committed to the State of Alaska to explore and develop those blocks, consistent with a mutually-agreed Sixth Plan of Development (approved by the State of Alaska's Department of Natural Resources on December 11, 2018). This Sixth Plan describes Furie's commitment to ongoing exploration activities in KLU, including the subject leases which are wholly contained on the Northern block, as shown on Exhibits 2 and 3. With respect to the activities that could affect the Northern block, this Sixth Plan of Development states that Furie "intends to continue exploration drilling throughout the KLU, including outside the Corsair Block," and that by February 2019 "it will mature two prospects for exploration wells outside the Corsair Block and present them to DNR along with evidence that commercially reasonable efforts are underway to drill these wells in either 2019 or 2020." These statements justify classifying the estimated recoverable oil and gas volumes as "contingent resources", which are oil and gas volumes that are estimated to be potentially recoverable from known accumulations by the application of development projects, but where there is a contingency to be resolved. In this case, the contingency is the need for a defined development plan for the resources. Once Furie provides a technical description of the exploration well results and commits to a development plan including some or all of the subject acreage, the appropriate portion of the contingent resources associated with the acreage being developed could be re-categorized as reserves.

DEVELOPMENT SCOPE AND ESTIMATED RECOVERY – The higher-probability contingent resource case, the C1 case, represents a one-platform development. The middle- probability C2 case includes the additional production from a second platform. The lower- probability C3 case includes additional production from both platforms resulting from better-than-expected production rates. These three cases capture the key project uncertainties, assuming a development occurs: the outcome of the exploration drilling program (as reflected in the amount of oil and gas produced), and the development scope chosen by the operator (as reflected in the number of platforms).

The two most important factors that will determine whether or not a development occurs are the exploration well results and oil price. Favorable exploration results consistent with the 2004 Report expectations and reasonable oil price expectations will be required.

EVALUATION RESULTS – Details may not add to the totals due to rounding. The various contingent resource categories have been combined in certain tables of this report for convenience and/or illustrative purposes. It should be recognized that different levels of risk and uncertainty are associated with each of these contingent resource categories; however, the recoverable volume estimates presented in this report have not been adjusted for risk.

Contingent Resource Volume Estimates for a 4.45% ORRI

	Estimated Net Volumes	
Case	**Oil, MMBO**	**Gas, BCF**
C1	**4.31**	**1.82**
C1 + C2	**7.87**	**3.33**
C1 + C2 + C3	**13.4**	**5.68**

William M. Cobb & Associates, Inc. appreciates this opportunity to be of service. Please contact us with any questions or comments regarding this report.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.

Randal M. Brush, P.E.
Senior Vice President

STATE OF TEXAS
RANDAL M. BRUSH
85165
REGISTERED
PROFESSIONAL ENGINEER

RMB
clients\prodigy\KLURoyaltyEvaluationJanuary2019
Attachments

Exhibit 1: KLU Blocks (from KLU Plan of Operations)



Kitchen Lights Unit
Northern Block
KLU Platform A
Corsair Block
Southwest Block
Central Block
Platform A Location
Proposed Marine Gathering Pipelines
Cook Inlet Gas Gathering System (CIGGS)
Road System
Production Facility
Lease Block
Kitchen Lights Unit
Project Location
Cook Inlet
Service Layer Credits: Copyright © 2013 National Geographic Society, i-cubed
All Locations Are Approximate
NAD 1983 StatePlane Alaska 4, Feet
N
FURIE OPERATING ALASKA
KITCHEN LIGHTS UNIT LEASE BLOCKS
COOK INLET, ALASKA
JACOBS
29 APR 2014
T. HEIKKILA
1

Exhibit 2: Tracts, Assumed Platform 1 and 2 Locations



Existing North
Cook Inlet Field
928
927
929
930
381
374
Prodigy
ORRI
Area
Platform 1
Platform 2
Approximate Limits Of
Cobb-Evaluated Accumulation

Exhibit 3: Prodigy ORRI Area Relative to KLU Blocks, Wells



Northern Block
Prodigy ORRI Area
Corsair Block
Southwest Block
KLU #4
KLU #3 and KLU Platform A Location
KLU #1
KLU #2, 2A
Central Block
KLU #5
NOTE: Well locations are approximate

KITCHEN LIGHTS LEASE AREA
GEOLOGICAL REVIEW

HIGHLIGHTS

The Kitchen Lights Lease Area within the northern block of the Kitchen Lights Unit (“KLU”) is located in central part of the Upper Cook Inlet Basin, Alaska. The Cook Inlet Basin is oil and gas rich, having produced to-date, in excess of 1.3 BBO and 6 TCFG, primarily from sands of Miocene (Beluga and Tyonek) and Oligocene (Hemlock) age. The Kitchen Lights Area is surrounded by giant and super-giant oil and gas fields (see **Figure 1**) and is located immediately adjacent to the deep synclinal area of the Cook Inlet Basin (“source kitchen”) where significant volumes of oil and gas have been discovered and extracted.

The Kitchen Lights acreage is located on the North Block (highlighted in yellow on **Figure 1**). This area is located on the central portion of a large northeast-southwest trending faulted anticline at Tyonek Deep and Hemlock levels, known as the North Cook Inlet Structure. The anticline is approximately 23 miles in length, 3 to 6 miles in width and is characterized by very pronounced, steep-sided domes at each end. The ideal hydrocarbon trapping mechanism is both structural and stratigraphic in nature, relying on a combination of dip and fault closure and the stratigraphic thinning and pinch-out of the reservoir formations in a north-easterly direction. This combination structural-stratigraphic trap is very similar in form, and the principal reservoirs contained therein are essentially identical in character and age, to those encountered in other producing fields in this part of the basin. The northern dome of the North Cook Inlet Structure is presently being produced by ConocoPhillips and has yielded over 3 TCF of gas to date and is still producing at significant rates with no scientific end in sight. Interestingly, the deeper Tyonek Deep Formation is undeveloped in the area and there is very strong technical support for a significant extension of this prolific producing formation into the Kitchen Lights Area which is positioned directly south of the North Foreland State #1 well, which tested oil and gas at very high rates from multiple intervals in the Tyonek Deep and Hemlock Formations (see **Figure 3**).

The very significant oil and gas potential of the North Cook Inlet Structure has already been confirmed by numerous wells drilled on this prominent geological feature. The principal reservoir objectives occur at depths of 11,000’ to 16,500’ and frequently contain multiple pay intervals. A total of seventeen wells have been drilled to a sufficient depth to penetrate the Tyonek Deep reservoirs on the North Cook Inlet Structure and five of these were drilled deep enough to penetrate the Hemlock reservoirs. Fifteen of the seventeen Tyonek Deep well penetrations calculated productive based on a comprehensive petrophysical analysis of the well logs carried out by William M. Cobb & Associates, Inc. and eight of these wells tested oil at initial rates of up to 3,600 BOPD per zone. Notably, the North Foreland State #1 well, which was drilled by ARCO is located a mere 2,700’ N of the Kitchen Lights lease acreage. This particular well was tested at a combined rate of over **5,000 BOPD** from both the Upper and Lower Tyonek Deep channel sands. In addition to this, the Hemlock Formation is over 250’ thick in this well and calculated productive in several different intervals, and the first sand in this sequence was tested in over **560 BOPD** (see **Figure 7**). Importantly, none of the delineation wells drilled by ARCO on this structure were ever placed on line and produced, and all of the oil and gas discovered in the Tyonek Deep and Hemlock Formations within this structure still remains undeveloped.



N
150° W
61° N
LEWIS RIVER GAS FIELD (1975)
PRETTY CREEK GAS FIELD (1979)
STUMP LAKE GAS FIELD (1978)
BELUGA RIVER GAS FIELD (1962)
IVAN RIVER GAS FIELD (1966)
MOQUAWKIE GAS FIELD (1965)
ALBERT KALOA GAS FIELD (1968)
N. FORELAND STATE #1 COMBINED IP 5,000+ BOPD
CONOCO PHILLIPS N. COOK INLET GAS FIELD (1962) 3TCF
ANCHORAGE
NIKOLAI CREEK GAS FIELD (1966)
TYONEK
TYONEK DEEP OIL FIELD (1992)
GRANITE POINT OIL FIELD (1965)
157 MMBOE
PRO AK ROYALTIES 15,000+ ACRES
N. TRADING BAY OIL FIELD (1965)
100 MMBOE
FURIE KLU #1, #2, & #3
FURIE KLU #4 N. BLOCK
TRADING BAY OIL FIELD (1965)
832 MMBOE
FURIE KLU #5
BIRCH HILL OIL FIELD (1965)
W. McARTHUR OIL FIELD (1991)
N. MIDDLE GROUND SHOAL GAS FIELD (1964)
W. FORELAND GAS FIELD (1962)
SWANSON RIVER OIL FIELD (1957)
241 MMBOE
PORT NIKISKI
Port Nikiski Terminal
REDOUBT SHOAL OIL FIELD (2000)
BEAVER CREEK OIL & GAS FIELD (1965)
MIDDLE GROUND SHOAL OIL FIELD (1962)
204 MMBOE
Drift River Terminal
KENAI
WEST FORK GAS FIELD (1960)
KALGIN ISLAND
KENAI GAS FIELD (1959)
SOLDOTNA
STERLING GAS FIELD (1961)
Miles
0 1 3 6 12
KITCHEN LIGHTS LEASE AREA
KITCHEN LIGHTS STRUCTURE AREA
OUTLINE OF THE NORTH COOK INLET STRUCTURE
CITY / TOWN
PLATFORM
GAS PIPELINE
OIL PIPELINE
GAS FIELD
OIL FIELD
OIL TERMINAL
Pro AK, LLC
COOK INLET BASIN, ALASKA
KITCHEN LIGHTS LEASE AREA
COOK INLET OIL & GAS FIELDS LOCATION MAP
FIGURE 1

BASIN EXPLORATION HISTORY

Over the past 40 years, the Cook Inlet Basin has gone from a relatively unexplored basin, to a mature petroleum province that has produced over **1.3 BBO** and **6 TCFG**. However, almost all of the oil discovered in the basin to date has been found in only one play type. From an exploration perspective, the Cook Inlet Basin still offers tremendous potential for the discovery of significant additional oil and gas reserves particularly within prominent features like the North Cook Inlet Structure that has not yet been developed in the Tyonek Deep and Hemlock Formations. The U.S. Geological Survey carried out an assessment of the remaining hydrocarbon potential of the Cook Inlet Basin in 1996. The study concluded that only a very small percentage of the total resource potential of the basin had been discovered to date. Statistically, a further 23 oil fields remain to be discovered in the basin, with an average recoverable reserve potential of around **646 MMBO per field**. Another study published by the American Association of Petroleum Geologists indicated that another **2-3 BBO** remain to be discovered in the Cook Inlet Basin. These independent assessments of the basin's resource potential strongly support the concept that this basin is relatively under explored.

Exploration for oil in the Cook Inlet area began in the 1800's. Oil was reported seeping along the west side of Cook Inlet, in the vicinity of the Iniskin Peninsula, by the Russians as early as 1853. Drilling continued sporadically in the first half of the century with little success. The end of World War II brought increased settlement to the Kenai Peninsula and the development of a road system. This stimulated further exploration interest in this area of the basin.

In 1955, Richfield Oil Corporation ("Richfield") began exploration on the Kenai Peninsula in the Swanson River area. Oil was discovered on July 23, 1957, at a depth of around 11,000 feet in the Hemlock Formation. The initial discovery well tested oil at a rate of approximately 900 BOPD. Shortly after the Swanson River discovery, Standard Oil Company of California and Richfield formed a joint venture to explore for oil. Additional wells were drilled in the Swanson River area and more leases were taken on both sides of Cook Inlet. Several other oil companies moved in to participate in drilling activities on the Kenai Peninsula. In 1959, annual crude oil production was around 187 MBO and the state's competitive leasing process was instituted. In 1960, following further development of the Swanson River and Soldotna Creek Units, production rose to around 600 MBO per year. Production from the basin peaked at around 83 MMBO per year in 1970, and thereafter declined to around 12 MMBO per year in 2001. Most of the larger oil fields were discovered and put on production by the late 1960's and are still producing today.

In 1962, Pan American Petroleum Corporation ("Pan Am") discovered the first offshore oil in Cook Inlet. This led to an extensive phase of offshore exploration throughout the Cook Inlet Basin in the 1960's and early 1970's, resulting in the installation of 16 offshore production platforms and a big increase in development drilling. Since the 1970's no new offshore fields were developed and only one additional platform was installed, in 1986, to accelerate production of existing gas reserves in the McArthur River field. **Figure 3** is a chart showing the drilling and production history for the Cook Inlet Basin over time since the beginning of exploration in the 1950's to the present day. In the 1970's, and especially the 1980's, most of the major oil companies operating in the Cook Inlet were also exploring or developing the huge North Slope oil fields. Consequently, the Cook Inlet Basin was not given sufficient attention by the oil companies when it came to exploration budgets, which resulted in a significant decline in exploration in the Cook Inlet Basin as a whole.


389928
389927
390381
389930
389929
389514
389513
390374
389197
389196
KLU #3
KLU #4
390554
389198
389515
KLU #2
KLU #1
389924
389507
389923
389189
391106
389190
389191
389925
389926
390548
389193
389192
KLU #5
389918
389917
389915
389914
389919
KITCHEN LIGHTS LEASE AREA WITH ADL NUMBER
OTHER THIRD PARTY HELD LEASES
KITCHEN LIGHTS UNIT AREA
KITCHEN LIGHTS STRUCTURE AREA
NORTH BLOCK
CORSAIR BLOCK
CENTRAL BLOCK
SOUTHWEST BLOCK
Pro AK, LLC
COOK INLET BASIN, ALASKA
KITCHEN LIGHTS LEASE AREA
LEASE LOCATION MAP
FIGURE 2

NORTH COOK INLET STRUCTURE EXPLORATION HISTORY

Exploration activity on the North Cook Inlet Structure was significantly curtailed in the 1970's and 1980's, post discovery of the oil fields on the North Slope of Alaska, and was only rekindled in the 1990's. In 1992, ARCO drilled a significant discovery on the southern flank of North Cool Inlet Structure northern dome. The **ARCO North Foreland State #1** well was tested at a combined initial rate of **5,560 BOPD** from three separate intervals in the Tyonek Deep and Hemlock Formations. In 1995, Phillips Petroleum Corporation ("Phillips") and ARCO reached an agreement allowing Phillips to conduct delineation drilling on the northern dome of North Cook Inlet Structure. Several successful Tyonek Deep delineation wells were drilled on this part of the structure in the late 1990's and the discovered oil pool was named the Tyonek Deep oil field. Unofficial reserve estimates reported to the State of Alaska indicate that approximately **700 MMBO** can be developed in the Tyonek Deep interval from wells drilled from and tied back to the ConocoPhillips operated Tyonek gas platform. At the present time it is anticipated that this part of the Tyonek Deep oil field will only be developed upon cessation of commercial gas production from the currently installed platform. However, there is strong technical support for a significant extension of this undeveloped oil field into the Kitchen Lights Lease Area and the successful completion of the delineation drilling program that is presently underway by Furie Operating on the Northern Block, thereby accelerating plans for the installation of a production platform to capture the oil and gas reserves in the Kitchen Lights Lease Area.

Leases

Kitchen Lights Area, which comprises six undeveloped leases covering an area of 15,930 acres in the Upper Cook Inlet Basin. (see **Figure 2**)

Table 1 below summarizes Kitchen Lights gross and net acreage position in the Cook Inlet.

TABLE 1. ACREAGE SUMMARY
KITCHEN LIGHTS AREA

Lease ADL Number	Block Number	Gross Acres	Net Acres
ADL-389927	**425**	**1,280.0**	**1,280.0**
ADL-389928	**426**	**1,280.0**	**1,280.0**
ADL-389929	**428**	**2,560.0**	**2,560.0**
ADL-389930	**429**	**2,560.0**	**2,560.0**
ADL-390374	**345**	**2,560.0**	**2,560.0**
ADL-390381	**420**	**5,690.0**	**5,690.0**
Total Acres		15,930.0	15,930.0

SUPPORTING GEOLOGICAL DATA

The present day structural configuration of the North Cook Inlet Structure has been defined using a combination of 2-D seismic data and sub-surface well control. Formation tops for the key prospective horizons were identified from well logs in 17 deep wells drilled on the North Cook Inlet Structure and synthetic seismograms were generated in eight wells to assist in identification of the reflectors on the seismic data.

A total of 17 wells have been drilled to a sufficient depth to penetrate the potential reservoirs of Tyonek Deep interval. **Figure 3** is a depth structure map at near top Tyonek Deep Sunfish Sands level. This map was used to define the extent of the potentially productive areas associated with the Tyonek Deep Sunfish Sands and Channel Sands, which were both ascribed the area that lies within the -15,200' depth contour at near top Sunfish Sands. The potentially productive area associated with these sands is affected by intense faulting and thinning and pinch-out of the sands under the northern dome of the North Cook Inlet Structure, which has experienced a much more complex geological history in comparison to the central saddle area and southern dome. The northern dome of the structure represents a paleo-high that formed a prominent topographic high throughout late Mesozoic and Tertiary times and non-deposition of some sand units in the Tyonek Deep interval occurred in places. In addition, the presence of some structurally high and apparently wet Tyonek Deep sand intervals under the northern dome of the structure implied that some of the traps were breached by late re-activation of the fault systems in this area. This is supported by the presence of relatively high residual oil saturations measured in cores and observed in mud log samples, suggesting that oil was once present in these sands. The leases are located south of the area that experienced the complex geological history under the northern dome of the North Cook Inlet Structure and the breaching of fault seals is not anticipated in any of the Kitchen Lights leases. This concept is supported by the fact that the ARCO North Foreland St. #1 which was successfully tested in the Tyonek Deep Sunfish Sands and Channel Sands is located just 2,700' N of the Kitchen Lights leases.

Figure 4 is a formation evaluation log illustrating the log characteristics of the main potentially productive intervals in the Tyonek Deep Sunfish Sands in the ARCO North Foreland St. #1 well. The gross Tyonek Deep Sunfish interval is around 554' thick in this well and the calculated net pay is approximately 100' thick. The reservoir interval has a calculated average porosity of around 14% and an average water saturation of around 37%. The first sand in this sequence at a depth of around 12,652' was tested at an initial rate of **1,400 BOPD** (44.2° API gravity) and **1,088 MCFGPD** naturally without stimulation.

The Tyonek Deep Channel Sands show over 200' of net pay over much of the central core leases in the Kitchen Lights Area, situated on the southern flank of the northern dome of the North Cook Inlet Structure. **Figure 5** is a formation evaluation log illustrating the log characteristics of the main potentially productive intervals in the Tyonek Deep Channel Sands in the ARCO North Foreland St. #1 well. The gross Tyonek Deep Channel Sands interval is around 1,684' thick in this well and the calculated net pay is approximately 226' thick. The reservoir interval has a calculated average porosity of around 15% and an average water saturation of around 43%. The first sand in this sequence at a depth of around 13,200' was tested at an initial rate of **3,600 BOPD** (43° API gravity oil) with 9% base sediment and water. The very low true resistivity readings observed in the interval that was drill stem tested in this well (3 to 10 ohm's) are typical of the productive Tyonek Deep Channel Sands elsewhere on the North Cook Inlet Structure.

Figure 6 is a depth structure map at near top Hemlock Sands level. This map was prepared by subtracting the combined isopach of the Hemlock and West Foreland intervals, derived from well data, from the calculated depth structure at near top Mesozoic level. This map was used to define the extent of the potentially productive area associated with the Hemlock Sands which was ascribed the area that lies within the -16,500' depth contour at near top Hemlock Sands. The potentially productive area associated with these sands is, like the Tyonek Deep Formation, affected by intense faulting and thinning and pinch-out of the sands under the northern dome of the North Cook Inlet Structure. The potentially productive area is less extensive than the potentially productive areas associated with the Tyonek Deep reservoirs and faulting at this level is more intense. Whilst it was not possible to map the reservoir sequences within the Hemlock interval from the seismic data, it was possible to clearly observe thickening of the combined Hemlock-North Foreland interval in a southerly direction away from the northern dome of the North Cook Inlet Structure.

Figure 7 is a formation evaluation log illustrating the log characteristics of the main potentially productive intervals in the Hemlock Sands in the ARCO North Foreland St. #1 well. The gross Hemlock Sands interval is approximately 250' thick in this well and the calculated net pay is approximately 40' thick. The reservoir interval has a calculated average porosity of approximately 11% and an average water saturation of around 40%. The first sand in this sequence at a depth of around 14,870' was tested at an initial rate of **560 BOPD** (39º API gravity) with trace water.

In summary, the very significant oil and gas potential of the North Cook Inlet Structure has already been confirmed by numerous wells drilled on this prominent geological feature. The principal reservoir objectives occur at depths of 11,000' to 16,500' and frequently contain multiple pay intervals. A total of 17 wells have been drilled to depths sufficient to penetrate the Tyonek Deep reservoirs on the North Cook Inlet Structure and five of these were drilled deep enough to penetrate the Hemlock reservoirs. Fifteen of the 17 Tyonek Deep well penetrations calculated productive based on a comprehensive petrophysical analysis of the well logs and eight of these wells tested oil at initial rates of up to 3,600 BOPD per zone. All five of the Hemlock well penetrations calculated productive based on the comprehensive petrophysical analysis of the well logs and one of these wells tested oil at initial rates of up to 560 BOPD.


Miles
0
2
4
N
Phillips North Cook Inlet Unit B-2
TD : 14,537'
Total Tyonek Deep Net Pay: 85'
IP: 2,774 BOPD from
Sunfish Sands (FTP 450 psi)
Arco Sunfish St. #1
TD : 13,285'
Total Tyonek Deep Net Pay: 113'
Flowed 1,200 BOPD + 1,095 MCFGPD
Phillips North Cook Inlet Unit #B-03
TD : 17,864'
Total Tyonek Deep Net Pay: 47'
Cased but not tested
Granite Point Field
Tyonek Deep Reservoirs
Furie Operating Alaska, LLC
KLU #4 N. Block
Furie Operating Alaska, LLC
KLU #1, #2, & #3 wells
Well data confidential
Arco North Foreland St. #1
TD : 17,770' MD
Total Tyonek Deep Net Pay : 326'
Tyonek Sunfish Sands
IP: 1,400 BOPD +1,088 MCFGPD
42 Deg. API Gravity Oil
GOR ~875
Tyonek Channel Sands
IP: 3,600 BOPD ON 20/64" Choke
43 Deg. API Gravity Oil
Shell SRS St. #1
TD : 16,375'
Total Tyonek Deep Net Pay: 100'
IP: 400 BOPD
of 42 Deg. API Gravity Oil
Failed or inconclusive test
in Channel sands.
(Casing collapsed during test.)
North Cook
Inlet Structure
Tyonek Deep Reservoirs
Arco South Cook Inlet St. #3
TD : 16,000'
Total Tyonek Deep Net Pay: 273'
Failed or inconclusive test in the
lowermost section of the
Channel sands.
(Water channeling up from the
West Foreland Formation.)
Shell SRS St. #2
TD : 15,403'
Total Tyonek Deep Net Pay: 166'
Not Tested
Arco South Cook Inlet St. #2
TD : 15,198'
Total Tyonek Deep Net Pay: 149'
Failed or inconclusive test in
the Sunfish and Channel sands.
(Bad cement job)

North Cook Inlet Structure

Tyonek Deep Reservoirs

- Structure Size: 3 to 6 Miles wide X 23 Miles Long (100 Sq. Mile Area)
- Combination Structural-Stratigraphic Trap With up to 3,500' of Vertical Relief

Granite Point Field

Tyonek Deep Reservoirs

- Structure Size: 1.5 miles Wide X 6 Miles long (9 Sq. Mile Area)
- 1,500' Hydrocarbon Column
- 3 Platform Development with 37 Active Producers & 23 Active Injectors
- Peak Production: 48,000 BOPD & 33 MMCFGPD in 1968
- Cum Production to Date: 137 MMBO 122 BCFG 157 MMBOE

Pro AK, LLC

COOK INLET BASIN, ALASKA

KITCHEN LIGHTS LEASE AREA

TOP TYONEK DEEP SUNFISH SAND DEPTH MAP

FIGURE 3



PHISONHR
0.6 0
DT
140 40
CNLLC
0.45 -0.15
RHOC
1.95 2.95
MUD LOG OIL SHOWS
PAY FLAGS
GRC
0 250
SP
- | 30 | +
TVD (ft)
RDEEP
0.2 200
RSHALLOW
0.2 200
Sw
1 0
BVW
0.3 0
PHIE
0.3 0
VCOAL
VSHALE
VSAND
Top Sunfish Sands
DST #1
DST #1
12700
12800
Neutron Density Log Crossover
Sw < 50%
Bulk Movable Oil
SUNFISH SANDS NET PAY MAP
North Foreland St. #1

DST #1: 12,652-12,692' MD
IP: 1,400 BOPD & 1,088 MCFGPD
44.2 deg. API gravity oil

The Sunfish gross interval in the North Foreland St. #1 well is 554' thick, with approximately 100' of net pay. The reservoir interval has an average Ø of around 14% and an average Sw of around 37%.

Pro AK, LLC

COOK INLET BASIN, ALASKA

KITCHEN LIGHTS LEASE AREA

NORTH FORELAND ST. #1 FORMATION EVALUATION LOG TYONEK DEEP SUNFISH INTERVAL

FIGURE 4

GRC 0 150 | SP - | 30 | + | TVD (ft) | RT 0.2 200 | SFLC 0.2 200 | PHISONHR 0.6 0 | DT 140 40 | CNLLC 0.45 -0.15 | RHOC 1.95 2.95 | MUD LOG OIL SHOWS | PAY FLAGS | Sw 1 0 | BVW 0.3 0 | PHIE 0.3 0 | VCOAL | VSHALE | VSAND

DST #5 Top Channel Sands DST #5

13200

13300

13400

Neutron Density Log Crossover

Sw < 50%

Bulk Movable Oil


CHANNEL SANDS
NET PAY MAP
200
100
0
North Foreland St. #1

DST #5: 13,206-13,230' MD
IP: 3,600 BOPD on 20/64" Choke
43 deg. API gravity oil

The Channel gross interval in the North Foreland St. #1 well is 1,684' thick with approximately 226' of net pay. The reservoir interval has an average Ø of around 15%, and an average Sw of around 43%. The zone tested in DST #5 is the first sand encountered in the top of the Channel interval.

Pro AK, LLC

COOK INLET BASIN, ALASKA

KITCHEN LIGHTS LEASE AREA

NORTH FORELAND ST. #1 FORMATION EVALUATION LOG TYONEK DEEP CHANNEL INTERVAL

FIGURE 5


Miles
0
2
4
N
North Foreland St. #1
TD : 17,864'
Total Hemlock Net Pay: 40'
IP: 560 BOPD
39 Deg. API Gravity Oil
Phillips North Cook Inlet Unit A-12
TD : 14,910'
Total Hemlock Net Pay: 32'
Not Tested
Granite Point Field
Hemlock Reservoirs
North Cook Inlet Structure
Hemlock Reservoirs
Shell SRS St. #1
TD : 16,375'
Total Hemlock Net Pay: 118'
DST 2A: Failed or inconclusive DST.
Had no flow
Reversed out water and Oil
Arco South Cook Inlet St. #3
TD : 16,000'
Total Hemlock Net Pay: 36'
DST#1: Failed or inconclusive DST.
Flowed water with minor oil
(Test indicates that water came from
below casing in the West Foreland)

North Cook Inlet Structure

Hemlock Reservoirs

- Structure Size: 3 - 6 Miles wide X 23 Miles Long (100 Sq. Mile Area)
- Combination Structural-Stratigraphic Trap with up to 3,000' of Vertical Relief

Granite Point Field

Hemlock Reservoirs

- Structure Size: 1.5 miles Wide X 6 Miles long (9 Sq. Mile Area)
- Tyonek Deep Developed First
- Cum Production: 2 MMBO
- 2 Active Producers
- Peak Production: 1,789 BOPD in 1992

Pro AK, LLC

COOK INLET BASIN, ALASKA

KITCHEN LIGHTS LEASE AREA

TOP HEMLOCK SANDS DEPTH STRUCTURE MAP

FIGURE 6

DST #4a

Hemlock Sands

DST #4a

GR 0–250 / SP - 30 +	TVD (ft)	RT 0.2–200 / SFLC 0.2–200	PHISONHR 0.6–0 / DT 140–40 / CNLLC 0.45–-0.15 / RHOC 1.95–2.95	MUD LOG OIL SHOWS	PAY FLAGS	Sw 1–0	BVW 0.3–0 / PHIE 0.3–0	VCOAL / VSHALE / VSAND

14900

15000

Neutron Density Log Crossover

Sw < 50%

Bulk Movable Oil



HEMLOCK SANDS
NET PAY MAP
North Foreland St. #1

DST #4a: 14,890-15,100' MD
IP: 560 BOPD + Trace water
39 deg. API gravity oil

The Hemlock gross interval in the North Foreland St. #1 well is 250' thick with approximately 40' of net pay. The reservoir interval has an average Ø of around 11% and an average Sw of around 40%.

Pro AK, LLC

COOK INLET BASIN, ALASKA

KITCHEN LIGHTS LEASE AREA

NORTH FORELAND ST. #1 FORMATION EVALUATION LOG HEMLOCK INTERVAL

FIGURE 7

Resource Volumes Methodology

The Cobb & Associates 2019 Royalty Evaluation is based on the 2004 probabilistic evaluation of the reserves and resource volumes attributable to the net overriding royalty interest in the Kitchen Lights Area. The resource volumes were estimated using a Monte Carlo-based probabilistic model. Gross reservoir volume, net pay thickness, porosity, oil saturation, recovery factor and oil formation volume factor were input values used to generate distributions of both OOIP and recoverable oil. The governing equation used to calculate the recoverable oil volumes is as follows:

$$\textbf{Recoverable Oil Volume} = \frac{\text{Area * Net Pay * [Porosity * Oil Saturation] * Recovery Factor}}{\text{Oil Formation Volume Factor}}$$

Each variable is defined as follows:

- Area – This is the hydrocarbon-bearing area for each zone and each lease. The Tyonek Deep Sunfish and Channel Sands were assigned potentially productive areas of equivalent extent based on structural and stratigraphic spill levels estimated from the near top Tyonek Deep Sunfish Sands depth map and those for the Hemlock Sands were estimated using similar criteria from the near top Hemlock Sands depth map. Minimum, most likely, and maximum values were estimated for each zone and lease and used as inputs to triangular distributions in the Monte Carlo evaluation.
- Net Pay – Net pay values were mapped for each zone based on a detailed petrophysical evaluation of all available logs. Again, minimum, most likely, and maximum values were estimated for each zone and lease and used as inputs to triangular distributions in the Monte Carlo evaluation.
- Porosity * Oil Saturation – Porosity and oil saturation were combined in this variable because of the close relationship between the two. When porosity is low, oil saturation is also expected to be low, resulting from high water saturation. Conversely, high values of porosity will be expected to be accompanied by high oil saturations. Therefore, the minimum, most likely, and maximum porosity values were multiplied by the minimum, most likely, and maximum oil saturation estimates from the log analysis, with the resulting values used as input to the triangular distribution for the Monte Carlo analysis.
- Recovery Factor – Finally, the fraction of recoverable hydrocarbon was estimated. The recovery factor variable captures both the uncertainty in recovery from rocks connected to the wellbores and the uncertainty in the continuity of the reservoir. The oil-bearing sands are vertically distributed over a large interval, suggesting that some sands may be laterally discontinuous. For this reason, a triangular distribution with wide range of recovery factors was used. The minimum value (10%) corresponds to the case of low continuity, with most recovery coming from primary depletion. The most likely value (25%) corresponds to the case of moderate continuity, with both waterflood and primary depletion contributing to recovery, while the maximum value (40%) corresponds to the case of high continuity, with waterflood displacement occurring in a majority of the reservoir.

Oil Formation Volume Factor – The reservoir volume of oil was then converted to a surface (stock tank barrel) volume of oil using an average value from tests of 1.5 reservoir barrels of oil per stock tank barrel of oil. The input values for each zone and each lease are summarized in Table 2, 3 and 4. Using the input values for the variables in the governing equation, the Monte Carlo simulations generated distributions of both OOIP and recoverable oil by zone and by lease. Recoverable oil was only counted if the estimated recovery per well exceeded 500 MBO, a reasonable estimate of the minimum drilling target required in the Cook Inlet. The individual distributions for each zone and lease were then arithmetically summed to create an OOIP distribution and a recoverable oil distribution for the area of overriding royalty interest.

Table 2. Probabilistic Analysis inputs
Tyonek Deep Sunfish Sands

Parameters	Area (Acres)			Phi * So (%)			Net Pay (ft)		
Lease	Max.	Likely	Min.	Max.	Likely	Min.	Max.	Likely	Min.
ADL-389927	1,280	1,280	1,280	11.7%	8.2%	3.4%	100	90	80
ADL-389928	1,048	758	318	11.7%	8.2%	3.4%	90	50	10
ADL-389929	2,560	2,560	2,245	11.7%	8.2%	3.4%	100	80	60
ADL-389930	2,414	2,103	1,436	11.7%	8.2%	3.4%	90	50	10
ADL-390374	1,759	1,254	340	11.7%	8.2%	3.4%	70	45	10
ADL-390381	2,613	2,600	2,069	11.7%	8.2%	3.4%	90	50	20

Table 3. Probabilistic Analysis inputs
Tyonek Deep Channel Sands

Parameters	Area (Acres)			Phi * So (%)			Net Pay (ft)		
Lease	Max.	Likely	Min.	Max.	Likely	Min.	Max.	Likely	Min.
ADL-389927	1,280	1,280	1,280	9.8%	8.3%	4.9%	220	200	180
ADL-389928	1,048	758	318	9.8%	8.3%	4.9%	180	100	20
ADL-389929	2,560	2,560	2,245	9.8%	8.3%	4.9%	200	160	100
ADL-389930	2,414	2,103	1,436	9.8%	8.3%	4.9%	180	100	20
ADL-390374	1,759	1,254	340	9.8%	8.3%	4.9%	140	80	20
ADL-390381	2,613	2,600	2,069	9.8%	8.3%	4.9%	180	100	40

Table 4. Probabilistic Analysis inputs
Hemlock Sands

Parameters	Area (Acres)			Phi * So (%)			Net Pay (ft)		
Lease	Max.	Likely	Min.	Max.	Likely	Min.	Max.	Likely	Min.
ADL-389927	1,280	1,280	0	8.3%	6.5%	6.0%	35	25	15
ADL-389928	525	296	0	8.3%	6.5%	6.0%	25	15	5
ADL-389929	2,495	1,151	0	8.3%	6.5%	6.0%	35	25	15
ADL-389930	2,050	1,449	0	8.3%	6.5%	6.0%	35	20	5
ADL-390374	506	0	0	8.3%	6.5%	6.0%	15	10	5
ADL-390381	1,859	1,161	257	8.3%	6.5%	6.0%	35	20	5

Classification

The 2019 Report include classifying all volumes as "**contingent resources**" because of the currently-uncertain development plans for the KLU, and the restriction of the evaluation to the "Central Area" leases from the 2004 Report, which includes the leases in the KLU in which Prodigy maintains an ORRI. Future reclassification of some of the contingent resources to the reserves category would occur once Furie provides a technical description of the exploration well results and commits to a development plan for some portion of this acreage. The volumes presented in this report result from the evaluation of the contingent resources for the interest of Prodigy in certain oil properties located the Cook Inlet, Alaska, consistent with the 2018 update to the petroleum industry's "Petroleum Resources Management System".

Even though the current classification has changed, the estimated recoverable volumes have not. In 2004, the recoverable volumes were categorized as to their reserves status, based on the 2004 Society of Petroleum Engineers/World Petroleum Council (SPE/WPC) "Petroleum Reserves Definitions". The recoverable volumes having a greater than 90 percent chance of occurring (the P_{90} volume) were classified as **Probable Reserves**, in accordance with the SPE/WPC criteria that "Probable Reserves" may include (1) reserves anticipated to be proved by normal step-out drilling". In the 2019 report this is considered to be higher-probability contingent resource case (**the C1 case**). And represents a one-platform development.

The 2004 **P_{50}** volumes were classified as **"Probable plus Possible Reserves"**, because the additional volumes will depend on confirmation that economically recoverable oil exists throughout the Kitchen Lights Lease acreage. In the 2019 report this is the middle-probability (**C1+C2 case**). And includes the additional production from a second platform.

The 2004 **P_{10}** recoverable volumes were classified as **"Probable plus Possible plus Resource"**, because the additional volumes will depend on a number of the uncertainties (such as area, oil saturation, and porosity) turning out to be favorable. In the 2019 report, this is the lower-probability (**C1+C2+C3 case**). And includes additional production from both platforms resulting from better-than-expected production rates.

Delineation of the Kitchen Lights Area acreage will greatly reduce the uncertainty in recoverable volumes, and, if successful, will likely move significant volumes of oil currently classified as **Contingent Resources** to the **Proved Undeveloped Reserves** category in the Kitchen Lights Area. Once a commitment to development is made, the corresponding reserves (as calculated with the consideration of the well test results, logs, and all other data, such as 3D seismic data, available at that time) associated with the scope of that planned development would be reclassified as **Proved Undeveloped"**.

Acreage Volumes

In 2004 Cobb & Associates has prepared a reserve evaluation of the Kitchen Lights Area for the Tyonek Deep and Hemlock Sands. Based on this evaluation, there are approximately **301.6 MMBO** and **127.46 BCFG** of resource potential attributable to the overriding royalty interest within the Kitchen Lights Area. The potentially recoverable oil and gas volumes attributable to Kitchen Lights interests have been re-stated but reclassified to contingent resources by Cobb & Associates in July 2019.

The Kitchen Lights Area of development is shown in **Figure 8**. The development area comprises 6 leases of overriding royalty interest (ADL-389927, ADL-389928, ADL-389929, ADL-389930, ADL-390381 and ADL-390374).

Recoverable oil per producer was estimated for the Kitchen Lights Area based on the 230 acres per producer well density observed at Granite Point (a producing field from the same zones located 6 to 10 miles west of Kitchen Lights Area, although only a fraction of the size of the North Cook Inlet Structure it has produced over **156 MMBO** to-date. The estimated OOIP and potentially recoverable oil volumes associated with each development area are summarized in Tables 5, 6, 7 and 8.

TABLE 5. OOIP AND RECOVERABLE OIL VOLUMES
TYONEK DEEP SANDS AND HEMLOCK SANDS (ALL CONTINGENT RESOURCES)

Development Area	Gross OOIP (MBO)			Gross Recoverable Oil (MBO)		
Lease Area	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3	P_{90} Case	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3
ADL-389927	**115,962**	**156,077**	**190,654**	**22,899**	**36,054**	**55,575**
ADL-389928	**20,450**	**41,268**	**71,299**	**2,965**	**9,722**	**18,202**
ADL-389929	**171,430**	**238,567**	**310,697**	**34,331**	**56,288**	**87,631**
ADL-389930	**65,688**	**123,629**	**194,174**	**13,402**	**28,138**	**52,042**
ADL-390374	**24,459**	**50,814**	**89,012**	**3,652**	**12,072**	**22,935**
ADL-390381	**96,069**	**156,179**	**239,205**	**19,655**	**35,165**	**65,117**
All Areas	**P_{90} Case or C1**	**P_{50} Case or C1+C2**	**P_{10} Case or C1+C2+C3**	**P_{90} Case**	**P_{50} Case or C1+C2**	**P_{10} Case or C1+C2+C3**
Total	**494,058**	**766,534**	**1,095,041**	**96,904**	**177,439**	**301,509**

Note: Totals may not exactly match due to rounding.

Table 6. OOIP and Recoverable oil volumes Tyonek Deep Sunfish Sands

Development Area	Gross OOIP (MBO)			Gross Recoverable Oil (MBO)		
Lease Area	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3
ADL-389927	32,092	46,660	59,797	6,969	11,366	16,827
ADL-389928	6,233	12,874	23,200	0	3,160	6,116
ADL-389929	52,989	77,898	104,182	11,688	18,723	28,583
ADL-389930	19,870	38,496	61,813	4,375	9,410	16,363
ADL-390374	8,133	17,214	30,788	0	4,112	7,982
ADL-390381	29,173	49,172	77,749	6,320	11,603	21,310
All Areas	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3
Total	148,490	242,314	357,529	29,352	58,374	97,181

Note: Totals may not exactly match due to rounding.

Table 7. OOIP and Recoverable oil volumes Tyonek Deep Channel Sands

Development Area	Gross OOIP (MBO)			Gross Recoverable Oil (MBO)		
Lease Area	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3
ADL-389927	80,361	101,640	118,980	15,930	24,688	35,495
ADL-389928	13,561	26,952	45,640	2,965	6,561	12,086
ADL-389929	113,948	150,485	188,934	22,643	36,848	54,437
ADL-389930	42,698	77,405	118,238	9,026	18,728	32,039
ADL-390374	16,237	33,090	56,959	3,652	7,960	14,953
ADL-390381	63,255	99,508	148,487	13,335	23,562	40,399
All Areas	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3
Total	330,060	489,080	677,238	67,551	118,347	189,409

Note: Totals may not exactly match due to rounding.

TABLE 8. OOIP AND RECOVERABLE OIL VOLUMES
HEMLOCK SANDS

Development Area	Gross OOIP (MBO)			Gross Recoverable Oil (MBO)		
Northern Area	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3
ADL-389927	**3,509**	**7,777**	**11,877**	**0**	**0**	**3,253**
ADL-389928	**657**	**1,443**	**2,458**	**0**	**0**	**0**
ADL-389929	**4,493**	**10,184**	**17,582**	**0**	**718**	**4,611**
ADL-389930	**3,121**	**7,729**	**14,122**	**0**	**0**	**3,641**
ADL-390374	**89**	**510**	**1,265**	**0**	**0**	**0**
ADL-390381	**3,641**	**7,499**	**12,969**	**0**	**0**	**3,409**
All Areas	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3	P_{90} Case or C1	P_{50} Case or C1+C2	P_{10} Case or C1+C2+C3
Total	**15,510**	**35,142**	**60,273**	**0**	**718**	**14,914**

Note: Totals may not exactly match due to rounding.

A minimum recoverable oil volume threshold per well was applied to the calculated OOIP figures. Only those potentially recoverable oil volumes in excess of 500 MBO per well were included in the gross recoverable oil volumes. **Figure 8** is a bubble map showing the distribution of recoverable oil volumes by category and lease for the acreage within the Kitchen Lights Area. Figures 10 and 11 are pie charts showing a more detailed distribution of recoverable oil volumes by category and lease. These figures illustrate that in all cases the overwhelming majority (>90%) of the potentially recoverable oil volumes attributable to the acreage within the Kitchen Lights Area are located in the North Block within the Central Development Area.

It is estimated that the leases and overriding royalty interest contain approximately 30% of the oil volumes that may be potentially recovered from the Tyonek Deep and Hemlock Sands in the North Cook Inlet Structure as a whole. Significant oil volumes are also expected to be recovered from ConocoPhillips' and Furie Alaska, LLC acreage, located at the northern and southern ends of this structure. The range in oil volumes that may be recovered from the Tyonek Deep and Hemlock for the entire North Cook Inlet Structure are estimated to be in the region of 250 MMBO to 900 MMBO.


N
389928
389927
390381
389930
389929
390374
BUBBLE SCALE
30 MMBO
PRO AK LEASE AREA
P90 CASE BUBBLES
P50 CASE BUBBLES
P10 CASE BUBBLES
Pro AK, LLC
COOK INLET BASIN, ALASKA
KITCHEN LIGHTS LEASE AREA
DISTRIBUTION OF RECOVERABLE OIL VOLUMES BUBBLE MAP
FIGURE 8

P90=C1, P50=C1+C2, P10=C1+C2+C3


6.9%
12,072 MBO
5.6%
9,722 MBO
31.6%
56,288 MBO
20.3%
36,054 MBO
19.8%
35,165 MBO
15.8%
28,138 MBO
N
Miles
0 1 2 4
ADL-389928 9,722 MBO 5.6%
ADL-389927 36,054 MBO 20.3%
ADL-390381 35,165 MBO 19.8%
ADL-389930 28,138 MBO 15.8%
ADL-389929 56,288 MBO 31.6%
ADL-390374 12,072 MBO 6.9%
COLOR CODED NORTHERN LIGHTS LEASES
NORTHERN LIGHTS PROJECT GEOGRAPHIC AREA
SEISMIC
Pro AK, LLC
COOK INLET BASIN, ALASKA
KITCHEN LIGHTS LEASE AREA
DISTRIBUTION OF RECOVERABLE OIL VOLUMES BY LEASE PIE CHART
P50 CASE
FIGURE 10

C1+C2



7.6%
22,935 MBO
6.2%
18,202 MBO
18.4%
55,575 MBO
28.9%
87,631 MBO
21.6%
65,177 MBO
17.3%
52,042 MBO
N
Miles
0 1 2 4
COLOR CODED NORTHERN LIGHTS LEASES
NORTHERN LIGHTS PROJECT GEOGRAPHIC AREA
SEISMIC
Pro AK, LLC
COOK INLET BASIN, ALASKA
KITCHEN LIGHTS LEASE AREA
DISTRIBUTION OF RECOVERABLE OIL VOLUMES BY LEASE PIE CHART
P10 CASE
FIGURE 11

ADL-389928	18,202 MBO	6.2%
ADL-389927	55,575 MBO	18.4%
ADL-390381	65,177 MBO	21.6%
ADL-389930	52,042 MBO	17.3%
ADL-389929	87,631 MBO	28.9%
ADL-390374	22,935 MBO	7.6%

C1+C2+C3


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